ACUSHNET HOLDINGS CORP.

2025 Annual Report


EMPOWER
Mutual of Omaha
THE PLAYERS

Hana Bank
HSBC


Titleist

Titleist

Morgan Stanley
workday

Security Benefit

롯데백화
Happiz

workday
SKECHERS
CHAMPION

Titleist
PRO V1
Lineage

Titleist

Titleist

Our Mission

Enrich the experience of dedicated golfers through products and services of superior performance, quality and innovation.

Our Vision

Build a family of golf performance brands that are unrivaled leaders in every category in which we compete.

Our Values

Passion for Dedicated Golfers, Performance & Quality Excellence, Driven to Innovate, A Spirit of Leadership, Integrity & Respect, Bridge Builder Mindset.

LETTER FROM THE PRESIDENT AND CEO

To Our Valued Shareholders,

For over 90 years, Acushnet has been focused on the dedicated golfer. We care about their games, understand their performance needs, and are committed to helping them lower their scores. Our mantra is "we earn golfers' trust, one golfer at a time".

CONSISTENCY MATTERS

In a game of precision, this unwavering consistency matters. Consistency of purpose. Consistency of product performance and quality. Consistency of service. It shapes our daily work and anchors the decisions we make. We aim to do the right thing for the right reason with the long view in mind for golfers, our trade partners, our associates and our brands. This is how we build trust.

In 2025, our commitment to consistency proved valuable once again. We deepened our relationships with golfers and trade partners through leading products, and fitting and education experiences. We invested in innovation and infrastructure to support our future growth. We strengthened our manufacturing and supply chain capabilities. We remained focused on our process while navigating a dynamic trade environment and mixed global market conditions. And our financial results reflect the enduring strength of our brands, our operating model, and the game of golf itself.

THE 2025 SCORECARD

Our financials are merely a scorecard of how well we are earning golfers' trust. Acushnet delivered consolidated net sales of $2.56 billion, representing 4.1% growth over the prior year, or 4.2% on a constant currency basis. Net income attributable to Acushnet Holdings Corp. was $188.5 million and adjusted EBITDA reached $410.4 million.

These results reinforce our belief that consistency builds trust. Trust drives loyalty. And loyalty, over time, creates lasting shareholder value.

WE ARE GOLFER-CENTRIC

Ask dedicated golfers what they need to play their best, and they will almost always answer: consistency—in their process, in their swing, and in their equipment.

Our R&D teams design superior performing products. Our Operations teams ensure superior product quality. Our Fitting teams make sure that golfers have the best fitting product for their game. Simple concepts for sure, yet there are no shortcuts. It takes hard work and consistency.



2025 Sales

$2.6B

An increase of 4.2% versus prior year





Titleist posted a 72% ball count on the worldwide professional tours, seven times more than the nearest competitor



FootJoy maintains its position as the #1 shoe and the #1 glove in golf

Titleist: Consistent Performance, Year After Year

Titleist's golf ball leadership position is earned through our relentless focus on performance and quality excellence, and a unique design development process. It begins with listening to players and ends with validating the performance of the product with the pyramid of influence before launching to the market. In 2025, our leadership position was enhanced by the successful launch of new Pro V1 and Pro V1x and we marked the 77th consecutive year that Titleist was the #1 ball on the PGA TOUR. Our 72% ball count on the worldwide professional tours in 2025 was over 7 times more than the nearest competitor. This high level of trust is seen throughout the pyramid with professional golfers, accomplished amateurs, and dedicated golfers around the world.

Titleist golf clubs continue to shine with an exceptionally deep innovation pipeline. Titleist GT drivers deliver outstanding performance and have become the #1 driver on the PGA TOUR, other global professional tours, and at a growing number of elite amateur championships. Our new T-series irons provide precise distance control, refined feel and increased forgiveness; benefits which have powerfully resonated with golfers. Vokey SM wedges maintain the leading position in their category, and Scotty Cameron putters strike the balance between art and science to create a confidence inspiring lineup of fine milled putters. All the while, Titleist's expansive global fitting network continues to dial in performance for dedicated golfers.

FootJoy: Trusted Performance and Style

FootJoy is the #1 shoe and the #1 glove on the worldwide professional tours, a leadership position perpetually earned through technological advancements in product, service, and craftsmanship, and an unwavering focus on performance, comfort, fit and styling. There is great energy across the FootJoy brand from our Premiere Series, HyperFlex and Quantum golf shoes to our outerwear offering and women's line. Expanding the FitLAB footwear initiative has strengthened the performance fitting experience for golfers and provided an invaluable service to our trade partners. Product innovation continues to be the catalyst for elevating the premium positioning of the FootJoy brand.

THE LONG VIEW MATTERS

The same principles of consistency and continuous improvement apply to our ongoing pursuit of operational excellence across each of our businesses.

The global trade landscape shifted significantly in 2025, and new U.S. tariff policies affected key sourcing markets critical to our manufacturing network. Our global footprint provided the flexibility to respond. With golf ball manufacturing facilities in Massachusetts and Thailand, golf club assembly operations in major markets, and a footwear partnership in Vietnam, we adapted sourcing strategies and explored alternatives to ensure product quality and competitive positioning.

While our diversified product portfolio, broad geographic sales mix, and supply chain infrastructure help us navigate uncontrollable headwinds, we also empower our associates to solve problems and find creative solutions to deliver greater efficiency and results.

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THE ROAD AHEAD: 2026 AND BEYOND

We enter 2026 with the same constancy of purpose that has guided us through every opportunity and challenge in our history.



Consistency, in golf and in business, matters. We will be steadfast in our commitment to delivering premium performance, high quality products. When market conditions shift, we will work to adapt without compromising our values.

We are proud to play a role in a sport that we care about and in an industry that is growing and diversifying. With that opportunity comes the responsibility to serve dedicated golfers and our partners, invest in capabilities that will drive sustainable growth and to maintain our disciplined approach to capital allocation.

On behalf of Acushnet's Board of Directors and our global team of associates, thank you for your continued investment and trust. We will continue to work hard to earn both.

Sincerely,

David E. Maher
President and Chief Executive Officer



This letter contains references to Adjusted EBITDA, which is not a measure of financial performance prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and may not be comparable to similarly titled measures reported by other companies. This non-GAAP financial measure may exclude items that are significant to understanding and assessing the Company's financial results. Therefore, this measure should not be considered in isolation or as an alternative to net income or other measures of profitability or performance under GAAP. See "Key Performance Measures" and "Results of Operations" in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K included in this Annual Report for a description of how we calculate Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to net income attributable to Acushnet Holdings Corp., the most directly comparable GAAP financial measure.

FORWARD-LOOKING STATEMENTS

This Annual Report, including our President and CEO's letter to shareholders, includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the "safe harbor" created by that section. These forward-looking statements reflect our current views with respect to, among other things, our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We use words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "foreseeable," "future," "intend," "may," "plan," "potential," "predict," "project," "seek," "will," and similar terms and phrases to identify forward-looking statements, although not all forward-looking statements use these identifying words. The forward-looking statements contained in this Annual Report are based on management's current expectations and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. For additional information, please see the Special Note Regarding Forward-Looking Statements and the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission ("SEC") on February 27, 2026 (enclosed herein), as it may be updated by our periodic reports subsequently filed with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this Annual Report speaks only as of the date of this Annual Report. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

ACUSHNET HOLDINGS CORP.

 

    

Following is the company's annual report on Form 10-K
for the fiscal year ended December 31, 2025.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-37935

Acushnet Holdings Corp.

(Exact name of registrant as specified in its charter)

Delaware		**45-2644353**
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
333 Bridge Street	**Fairhaven, Massachusetts**	**02719**
(Address of principal executive offices)		(Zip Code)

(800) 225-8500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	GOLF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Non-accelerated filer	☐
Accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $2.0 billion. The registrant's common stock trades on the New York Stock Exchange under the symbol "GOLF."

The registrant had 58,560,358 shares of common stock outstanding as of February 20, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the Registrant's Annual General Meeting of Shareholders, to be held on June 8, 2026, will be incorporated by reference in this Form 10-K in response to Items 10, 11, 12, 13 and 14 of Part III. The definitive proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

In this Annual Report on Form 10-K ("Annual Report"), the terms "Acushnet," "we," "us," "our" and the "Company" refer to Acushnet Holdings Corp. and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the "safe harbor" created by that section. These forward-looking statements are included throughout this report, including in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We use words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek," "foreseeable" and similar terms and phrases to identify forward-looking statements in this report, although not all forward-looking statements use these identifying words.

The forward-looking statements contained in this report are based on management's current expectations and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory, political and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to, those identified in the section entitled "Risk Factors."

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this report speaks only as of the date of this report. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may pursue. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

INDUSTRY AND MARKET DATA

Within this Annual Report, we reference information and statistics regarding the golf industry and the golf equipment, wear and gear markets. We have obtained certain of this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources for the most recent available date. We believe that these external sources and estimates are reliable, but have not independently verified them. Certain of this information and statistics are based on our good faith, reasonable estimates, which are derived from our review of internal surveys and independent sources. In addition, projections, assumptions and estimates of the future performance of the golf industry and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections entitled "Risk Factors" and "Special Note Regarding Forward-Looking Statements." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

WEBSITE DISCLOSURE

We use our website (www.acushnetholdingscorp.com) as a channel of distribution of company information. The information we post through this channel may be material. Accordingly, investors should monitor this channel, in addition to following our press releases, Securities and Exchange Commission ("SEC") filings and public conference calls and webcasts. In addition, you may automatically receive e-mail alerts and other information about Acushnet Holdings Corp. when you enroll your e-mail address by visiting the "Resources" section of our website at https://www.acushnetholdingscorp.com/investors/resources. In addition, on our website, we post the following filings free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC: our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. The contents of our website are not, however, a part of this report or intended to be incorporated by reference in any other report or document we file with the SEC.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This Annual Report includes trademarks, trade names and service marks that we either own or license, such as "Titleist," "FootJoy," "Pro V1," "Pro V1x,""Pro V1x Left Dash," "AVX," "FJ," "MyJoys," "Pinnacle," "Scotty Cameron," the Circle T Design, "GT," "TSR," "T Series," "Vokey Design," "MyTPI," "TPI," "Titleist Performance Institute," "Links & Kings," "LINKSLEGEND Series," "Club Glove" and "KJUS" which are protected under applicable intellectual property laws. Solely for convenience, trademarks, trade names and service marks referred to in this report may appear without the ®, ™ or ℠ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. This report may also contain trademarks, trade names and service marks of other parties, and we do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

ITEM 1.   BUSINESS

Overview

We are the global leader in the design, development, manufacture and distribution of performance-driven golf products, and these products are widely recognized for their quality excellence. Our mission—to be the performance and quality leader in every golf product category in which we compete—has remained consistent since we entered the golf ball business in 1932. Today, we are the steward of two of the most revered brands in golf—Titleist, one of golf's leading performance equipment brands, and FootJoy, one of golf's leading performance wearable brands. Titleist has been the #1 ball in professional golf for over 75 years and FootJoy has been the #1 shoe on the PGA Tour for eight decades.

Our target market is dedicated golfers, who are the cornerstone of the worldwide golf industry. These dedicated golfers are avid and skill-biased, prioritize performance and commit the time, effort and money to improve their game. We believe our focus on innovation and process excellence yields golf products that represent superior performance and consistent product quality, which are the key attributes sought after by dedicated golfers. Many of the game's professional players, who represent the most dedicated golfers, prefer our products, thereby validating our performance and quality promise while also driving brand awareness. We seek to leverage a pyramid of influence product and promotion strategy, whereby our products are the most played by the world's best players, creating aspirational appeal for a broad range of golfers who want to emulate the performance of the game's best players.

Dedicated golfers view premium golf shops, such as on-course golf shops and golf specialty retailers, as preferred retail channels for golf products of superior performance and product quality. As a result, we have committed to being one of the preferred and trusted partners to premium golf shops worldwide. We believe this commitment provides us a retail environment where our product performance and quality advantage can most effectively be communicated to dedicated golfers. In addition, we service other qualified retailers that sell golf products to consumers worldwide and offer a selection of our products direct to consumers via our eCommerce websites.

Our vision is to consistently be regarded by industry participants, from dedicated golfers to the golf shops that serve them, as the best golf company in the world. We have established leadership positions across all major golf equipment and golf wear categories under our globally recognized brands.

For the year ended December 31, 2025, we recorded net sales of $2,558.7 million, net income attributable to Acushnet Holdings Corp. of $188.5 million and Adjusted EBITDA (as defined below) of $410.4 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," Item 7 of Part II to this report, for a reconciliation of Adjusted EBITDA to net income attributable to Acushnet Holdings Corp., the most directly comparable GAAP financial measure.

Corporate History

Acushnet Company was originally founded as "Acushnet Process Company" in Acushnet, Massachusetts by Phil "Skipper" Young in 1910, and our golf business was established in 1932. In 1976, Acushnet Company was acquired by American Brands, Inc. (the predecessor company of Beam Suntory, Inc. ("Beam")). We acquired FootJoy in 1985. In July 2011, Acushnet Holdings Corp. (at the time known as Alexandria Holdings Corp.), an entity owned by Misto Holdings Corp. (at the time known as Fila Korea Co., Ltd.) , and certain financial investors, acquired Acushnet Company from Beam. We completed an initial public offering of our common stock in November 2016.

Our Core Focus

Dedicated Golfers

Our target market is dedicated golfers, who are avid and skill-biased, prioritize performance and commit the time, effort and money to improve their game. We believe that dedicated golfers are generally the most consistent purchasers of golf products, as we believe they are the most discerning and most likely to invest in premium performance equipment and golf wear.

Product Platform

Leveraging the success of our golf ball and golf shoe businesses, while maintaining the core values of the Titleist and FootJoy brands, we have strategically entered into product categories such as golf clubs, wedges, putters, golf gloves, golf gear and golf wear. Since the dedicated golfer views each performance product category on its own merits, we have approached each category on its own terms by committing the necessary resources to become a performance and quality leader in each product category where we participate. As a result, we have built an industry leading platform across all performance product categories, driving a market-differentiating mix of consumable products, which we consider to be golf balls and golf gloves, which collectively represented nearly 40% of our net sales in 2025, and more durable products, which we consider to be golf clubs, golf shoes, golf apparel and golf gear, which collectively represented over 60% of our net sales in 2025.

We operate under the following three reportable segments: (i) Titleist golf equipment, (ii) FootJoy golf wear and (iii) Golf gear, which represented approximately 62%, 22% and 10%, respectively, of net sales in 2025. For further information surrounding the principal products of each reportable segment, see "Our Products" further below. Financial information for our segments, including sales by geographic area, is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations," Item 7 of Part II to this report and in "Notes to Consolidated Financial Statements – Note 21 – Segment Information," Item 8 of Part II to this report.

Pyramid of Influence

The game of golf is learned by observation and imitation, and golfers improve their own performance by attempting to emulate highly skilled golfers. Golfers are influenced not only by how other golfers swing but also with what they swing and at what they swing. This is the essence of golf's pyramid of influence, which is deeply ingrained in the mindset of the dedicated golfer. At the top of the pyramid is the most dedicated golfer, who attempts to make a living playing the game professionally. Adoption by most of the best golfers, whose professional success depends on their performance, validates the quality, features and benefits of using the best performing products. This, in turn, creates aspirational appeal for golfers who want to emulate the performance of the best players. Our primary marketing strategy is for our products to be the most played by the best players, including both professional and amateur golfers. We believe this strategy has proven to be enduring and effective in the long-term and is not dependent on the transient success of a few elite players at any given point in time.

Innovation Leadership

We believe innovation is critical to dedicated golfers, as they depend on the ability of new and innovative products to drive improved performance. We currently employ a research and development ("R&D") team of approximately 200 scientists, chemists, engineers and technicians. We also introduce new product innovations at a cadence that we believe best aligns with the typical dedicated golfer's replacement cycle within each product category.

Operational Excellence

The requirements of the game lead the dedicated golfer to seek out products of superior performance and consistency. We own or control the design, sourcing, manufacturing, packaging and distribution of the majority of our products. In doing so, we can exercise control over every step of the manufacturing process and supply chain operations, thereby setting the standard for quality and consistency. We have developed and refined distinct and independently managed supply chains for each of our product categories.

Route to Market Leadership

As one of the preferred partners to premium golf shops, we seek to ensure that the performance benefits derived from using our products are showcased and our products are properly merchandised. As we see our retail partners as a critical connection to dedicated golfers, we place great emphasis on building strong relationships and trust with them. As such, our sales associates are expected not simply to be salespeople, but to function as golf experts and enthusiasts in their respective territories who advise and assist our retail partners to better serve their customers. We help generate golfer demand and sell-through via in-shop merchandising, promotions and advertising, and also provide product education to club professionals, coaches and instructors. In addition, we place a strong focus on golfer engagement, starting with fitting and trial initiatives across our balls, clubs and shoes categories. We offer custom products across several categories to meet the varying needs of golfers' skill levels, personal styles and preferences. In addition, our expanding eCommerce presence is expected to yield incremental sales and profitability, as well as to foster a deeper and more real time connection with dedicated golfers.

Market Overview and Opportunity

Market Overview

The game of golf remained in high demand in 2025, with the number of on-course golf participants in the U.S. increasing for the eighth consecutive year. Worldwide, the number of rounds played increased by approximately 2% compared to 2024, and by approximately 22% compared to 2019. In the U.S., which represents the game's largest market, the number of rounds played increased by approximately 1% compared to 2024, and by approximately 25% compared to 2019. We anticipate that the number of rounds played will remain resilient in 2026, driven by an increased number of dedicated golfers and continued participation.

Golfer Demographics. Golf is a recreational activity that requires both time and financial resources. The industry has historically been driven by adults aged 30 and above—primarily gen x-ers, baby boomers, millennials, and, increasingly, gen z —who have the capacity to participate consistently in the sport. Beyond the gen x and baby boomer cohorts, promising developments include a generational shift in golfer demographics fueled by millennial and gen z golfers making their marks at both professional and amateur levels, as well as a notable rise in junior participation among players ages 6–17. The sport's demographic base is further broadening, supported by a sustained increase in women participating in golf in recent years.

Dedicated Golfers. Dedicated golfers are largely millennials, gen x-ers and baby boomers who have demonstrated the propensity to pay a premium for products that help them perform better. We believe dedicated golfers, who comprise our target market, will continue to be a key driver for the global golf industry.

Weather Conditions. Weather conditions determine the number of playable days in a year and thus influence the amount of time people spend on golf. Weather conditions in most parts of the world, including our primary geographic markets, generally restrict golf from being played year-round, with many of our on-course retail customers closed during the cold weather months. Therefore, favorable weather conditions generally result in more playable days in a given year and more golf rounds played, which generally results in increased demand for all golf products.

Economic Conditions. The state of the economy influences the amount of money people spend on golf. Golf products, including clubs, shoes, balls and accessories, are recreational in nature and are therefore discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases of golf products when economic conditions are favorable and when consumers are feeling confident and prosperous.

Our Growth Strategies

We plan to continue to pursue organic growth initiatives across all product categories, brands, geographies and marketing channels.

Introduce New Products and Extend Market Share Leadership in Core Categories. We expect to sustain our strong performance in our core categories of golf balls, golf clubs and golf shoes through several targeted strategies:

- *Titleist Golf Balls*. We continually invest in design innovation and process technology to deliver the highest performance and quality golf balls in the game. We strive to strengthen our sell-in and sell-through route to market capabilities by focusing on enhancing our sales team's skills, supporting trade partners in those channels where dedicated golfers shop, investing in digital channel opportunities, expanding golf ball fitting networks, and educating golfers on Titleist golf ball performance and quality excellence. We also offer custom imprinting for country clubs, tournaments, corporate logos and personalization.

- *Titleist Clubs, Wedges and Putters*. We intend to continue to launch innovative, high performance golf clubs by further leveraging Titleist R&D excellence in all club categories. To enhance the golfer experience, we plan to continue highly focused consumer connection initiatives, promote and encourage custom fitting and trial, and offer best-in-class custom manufacturing capabilities. We also intend to continue to develop and offer limited edition products to showcase advanced technologies and to dedicate the resources necessary to ensure that Titleist drivers, fairways, hybrids and irons, Vokey Design wedges and Scotty Cameron putters remain golf's leaders in performance, technology, craftsmanship and selection.

- *FootJoy Footwear*. We continue to invest in design and innovation to bring golf-specific performance advancements to the footwear category. We launched several new models in 2025, and we plan to continue to enrich our consumer connection initiatives with digital content, product trial and fit experiences in key global markets.

Increase Penetration in Golf Gear and Wear Categories. We intend to build on the brand loyalty that the dedicated golfer has developed for our Titleist ball and club categories and FootJoy shoe and glove categories in order to increase our penetration in the adjacent categories of golf gear and golf wear. We also evaluate acquisition opportunities that generally feature premium performance products that appeal to the dedicated golfer and can benefit from our global distribution and supply chain capabilities. We expect to continue to drive growth across these categories by employing the following initiatives:

- *Golf Gear*. Our Golf gear business designs, manufactures and sells a range of golf gear products under the Titleist, Club Glove and Links & Kings brands. For Titleist gear, we are committed to providing golf bags, headwear, gloves, travel gear and other accessories of performance and quality excellence that are faithful to the Titleist brand promise. Titleist gear continues to make investments in design and engineering resources and to leverage dedicated player insights to drive product excellence in these product categories. We expect that Club Glove, an industry leader specializing in premium golf travel products, and Links & Kings, focused on luxury leather golf and lifestyle products, will both be driven by investments in product development and elevated digital capabilities as well as optimization of distribution channels to support growth.

- *FootJoy Apparel*. We remain committed to bringing style, performance and innovation to the golf apparel category. In addition to our seasonal apparel collections, we plan to launch new outerwear products to meet the performance expectations of the most demanding players and "make every day playable." We plan to continue to work with select players on the worldwide professional golf tours who trust the FootJoy brand to perform at the highest levels.

- *Titleist Apparel.* Titleist introduced apparel in Korea, Japan and China with a focus on innovative performance and styling which is specifically designed for these markets using localized go-to-market strategies. We continue to invest in innovative designs and performance fabrics to bring advancements to the apparel category in the markets where Titleist apparel is sold.

- *KJUS Outerwear and Apparel.* KJUS designs premium technical golf, ski and lifestyle apparel with distinctive, clean designs. KJUS entered the golf outerwear and apparel markets with a focus on freedom of movement, temperature regulation and all-weather protection to enhance performance. We intend to continue to invest in design and innovation to deliver advancements in KJUS outerwear and apparel.

Strategically Pursue Global Growth. While our brands are global, we believe that near-term growth will be primarily driven by more established golf markets, such as the United States, Japan, Korea and Europe, Middle East and Asia ("EMEA"). However, less mature golf markets also represent longer-term growth opportunities. To meet future demand, we are ensuring that local capabilities and expertise in sales, customer service, merchandising, online presence, golf education and fitting initiatives are in place to support our operations. We continue to hire local talent across all functions in order to better position our products in those markets where participation and popularity of the sport are expected to increase.

Our Products

We design, manufacture and market a broad range of products under the Titleist, FootJoy, KJUS and other brands. These brands are recognized as industry leaders in performance, quality, innovation and design. Our products include golf balls, golf clubs, wedges and putters, golf shoes, golf gloves, golf gear and golf and ski outerwear and apparel.

Titleist Golf Equipment

We design, manufacture and sell a full line of performance-driven golf equipment under the Titleist, Vokey Design and Scotty Cameron brands. The mission of our golf equipment business is to design and develop the best performing golf balls and golf clubs in the world for dedicated golfers.

Net sales of Titleist golf equipment for the years ended December 31, 2025, 2024 and 2023 were $1,596.2 million, $1,507.8 million and $1,420.4 million, respectively, representing approximately 62% of our total net sales in 2025.

Golf Balls

Titleist is the #1 ball in golf. The Titleist golf ball was founded with the purpose of designing and manufacturing a golf ball that was performance superior and quality superior to all other balls available in the market. We believe the golf ball is the most important piece of equipment in the game, as it is the only piece of equipment used by every player for each shot in the round.

Since its introduction in 2000, the Titleist Pro V1 has been the most played ball on the global professional tours and the best-selling golf ball globally. In 2003, the first Pro V1x golf ball was brought to market, and with its four-piece, dual core design, produced higher launch characteristics and a different spin profile than the three-piece, solid core Pro V1. Both Pro V1 and Pro V1x are designed to provide total performance for golfers at every level of the game and best demonstrate Titleist's design, innovation and technology leadership.

In early 2025, we launched new Pro V1 and Pro V1x models with advancements in high gradient core technology to amplify the high flex casing layer, soft cast thermoset urethane cover and advanced aerodynamics. The 2025 models offer improved performance where golfers consistently ask for more: more speed off the tee, more control with irons, more spin with wedges. All of this is accomplished for both models while maintaining their differences in flight, spin and feel. Pro V1 offers the greatest combination of speed, spin and feel in the game and is the best fit for most golfers. Pro V1 flies lower than Pro V1x with a more penetrating trajectory and has a softer feel. Pro V1x has a fast, high flight and delivers spin where and when a golfer wants it.

In early 2026, and for the first time since 2018, we launched a new model of our Pro V1x Left Dash golf ball. The new Pro V1x Left Dash features a reformulated dual core to produce more speed, a thicker casing layer to maintain Pro V1x Left Dash's signature spin profile and a new aerodynamic dimple pattern to maximize distance and flight stability. Complementing Pro V1 and Pro V1x, Pro V1x Left Dash meets the performance needs of players seeking high flight, extremely low long game spin and tour-validated short game spin. Titleist Pro V1 and Pro V1x models remain the most trusted, best performing and most consistent golf balls in the game. On the 2025 worldwide professional tours, Titleist golf balls accounted for 72% of all golf balls used, over seven times more than the nearest competitor.

We also offer RCT models of our Pro V1, Pro V1x and Pro V1x Left Dash golf balls. RCT stands for "Radar Capture Technology," a proprietary, patented technology that was validated in collaboration with a team of golf equipment fitting experts. In development for over two years, these products showcase the technological capabilities of the Titleist golf ball R&D and operations teams. Our RCT golf balls are engineered to deliver the most accurate golf ball data on indoor radar-based launch monitors and offer the exact same design, quality and performance as their Pro V1, Pro V1x and Pro V1x Left Dash counterparts.

Also in early 2026, we launched new models of our AVX, Tour Soft, and Velocity golf balls. AVX complements the Pro V1 family, offering players a lower flight, lower spin option with even softer feel. The 2026 AVX features improved high gradient core chemistry, a high flex casing layer and a thicker, softer, urethane cover. The 2026 Tour Soft is designed for players who prioritize distance, stopping power and soft feel, and features a reformulated core for more speed, a thicker, proprietary blend cover for improved short game control and a new aerodynamic dimple pattern to maximize distance and flight stability. The 2026 Velocity is designed for players seeking explosive distance and durability and features a new, faster cover material that increases ball speed while decreasing long game spin. TruFeel, the softest Titleist golf ball, completes the Titleist golf ball family. All Titleist golf balls feature unique aerodynamic dimple patterns and are manufactured to industry leading quality standards.

The Pinnacle brand completes the Acushnet golf ball portfolio with Pinnacle Distance. Validating its distance-first design, Pinnacle remains the ball of choice for the World Long Drive competition for its consistently long performance. Competing in the price segment, the Pinnacle brand allows the Titleist brand to focus on the premium performance and performance segments of the market. It also helps to support the thousands of golf shops that choose to exclusively stock Titleist and Pinnacle golf balls and offer golf balls in each market segment to their golfers.

We are also a leader in custom imprinted golf balls. In 2026, we expect to expand and increase the availability of Alignment Integrated Marking ("AIM") features on every Titleist golf ball in our portfolio, including tour-validated single line AIM Performance on Pro V1, Pro V1x and Pro V1x Left Dash, AIM 360° on AVX and TruFeel, and select AIM features on Tour Soft and Velocity. Custom imprint capabilities include printing high quality reproductions of country club or resort logos, tournament logos, corporate logos and personalization on Titleist and Pinnacle golf balls. The majority of custom imprinting is done for corporate logos, which reflects the longstanding connection between the business community and golf. On average, custom golf ball sales represent approximately 25-30% of our global net golf ball sales.

Complementing the Acushnet golf ball portfolio is PG Golf, the Company's recycled golf ball subsidiary. PG Golf recovers, processes and resells used golf balls to retailers, green grass accounts and direct to consumers via online sales. PG Golf competes in the price segment of the golf ball market and capitalizes on the demand for affordable, high-quality golf balls that appeal to a wide range of golfers, from beginners to those dedicated to the game.

Golf Clubs, Wedges and Putters

We design, assemble and sell golf clubs (drivers, fairways, hybrids and irons) under the Titleist brand, wedges under the Vokey Design brand and putters under the Scotty Cameron brand. Titleist golf clubs, Vokey Design wedges and Scotty Cameron putters are widely used by both professional and competitive amateur players, which validates the products' performance and quality excellence. We are also committed to a leading club fitting and trial platform to maximize dedicated golfers' performance experience.

Our golf clubs, wedges and putters are generally priced at or above the premium price points in the marketplace, driven by the higher-end technologies (including design, materials and processes) that we use to generate superior quality and performance. We have different models within each category to address the distinct performance needs of our dedicated golfer target audience.

Titleist Clubs

Our current global club line consists of the GT product line of drivers, fairways and hybrids, and the T Series and 620 product lines of irons. Every product in our club line features premium, tour-proven stock shafts and grips, complemented by a broad range of custom options.

Titleist GT drivers, fairways and hybrids are designed to deliver superior performance through tour-proven technologies that increase ball speed, decrease spin and optimize flight without sacrificing forgiveness. We design our drivers and fairways to deliver complete performance with tour-preferred looks, sound and feel, and we offer the ability to precisely fit individual golfers' needs.

Titleist T Series irons are innovative, technologically advanced products designed to deliver distance, forgiveness, proper shot control and feel. While we offer stock set configurations for our iron sets, a significant portion of our worldwide iron sales are custom fit to help deliver a better fit and performance. Our 620 MB and CB irons are classic, fully forged blade type irons largely preferred by highly skilled golfers.

Vokey Design Wedges

Bob Vokey and his team of design and fitting experts create high performance wedges to meet the demands of dedicated golfers and the best players in the world. The Vokey Design wedge product offering is a compilation of the most popular wedges resulting from the Vokey Team's hands-on work with golf's best players to develop shapes and soles that address varying techniques and course conditions. In total, we offer 27 unique loft, sole grind and bounce combinations and four unique finishes to create golf's most complete wedge product performance range. In addition, Vokey's online Wedgeworks program promotes limited edition models and allows golfers to customize and personalize their wedges. Vokey Design wedges are the most played wedges by tour professionals.

Scotty Cameron Putters

Scotty Cameron Fine Milled Putters are developed through a specialized and iterative process that blends art and science to create high performance putters. The design inspiration for the Scotty Cameron brand begins with studying the best players in the world and working with them to identify the consistent strengths and attributes of their putting. Scotty Cameron encourages a selection process that identifies the putter length, toe flow and appearance to deliver proper balance, shaft flex and feel to golfers and to encourage proper technique. Scotty Cameron offers a range of putters for each of these key selection criteria.

Using the scottycameron.com website as an information and services hub, we offer the opportunity to connect more closely with the Scotty Cameron brand. Golfers can customize and personalize their putter(s) in the online Scotty Cameron Custom Shop. Through the popular "Club Cameron" loyalty program and the Scotty Cameron online "Studio Store," brand fans can purchase unique Scotty Cameron accessories. We also operate the Scotty Cameron Gallery in Encinitas, California, a premium retail boutique which offers consumers the ability to experience our tour fitting process as well as purchase unique accessory items.

FootJoy

FootJoy is one of golf's leading performance wearable brands, which consists collectively of golf shoes, gloves, outerwear and apparel. Net sales of FootJoy products for the years ended December 31, 2025, 2024 and 2023 were $569.9 million, $574.6 million and $590.0 million, respectively, representing approximately 22% of our total net sales in 2025.

FootJoy Golf Shoes

FootJoy is the #1 shoe in golf and has been the #1 shoe on the PGA Tour for eight decades (since 1945). With an exclusive focus on golf, FootJoy shoes are designed, developed and manufactured for all golfers across multiple golf shoe categories, including modern classics, technical performance, casual and athletic.

The golf shoe category is one of the most demanding of all wearables. Golf shoes must perform in all weather conditions, including extreme temperature and moisture exposure, be resistant to pesticides and fungicides, withstand frequent usage and extensive rounds of play, and provide consistent comfort, support and protection to the golfer for over five miles in an average walked round. Golf shoes therefore require extensive knowledge and expertise in foot morphology, walking and swing biomechanics, material science and application, and sophisticated manufacturing and construction techniques.

Golf shoes are also a style and fashion driven category. FootJoy offers a large assortment of styles to suit the needs and tastes of all golfers. The breadth and scope of the FootJoy product line is commensurate with its leading sales position. To maintain and grow FootJoy's leadership position in the category, new product launches and new styles comprise approximately 50% of our golf shoe offerings each year in all significant markets around the world.

In addition to its stock offerings, FootJoy is a leader in the customization of golf shoe styles and designs. FootJoy's MyJoys custom golf shoe microsite offers individual choices for style, color, personal IDs and team logos on made-to-order products for golfers around the world. We believe this provides the largest offering of choices within the golf shoe category, along with service levels and personal expression capability that creates brand loyalty and repeat purchases.

FootJoy Gloves

FootJoy is the #1 glove in golf. FootJoy is the leader in sales for all sub-categories of the glove business, including leather construction, synthetic, leather/synthetic combinations and all specialty gloves, including rain and winter specific offerings.

FootJoy Outerwear and Apparel

FootJoy is a leader in the golf outerwear and men's and women's golf apparel markets. FootJoy's goal for outerwear is to "make every day playable" and extend the golf season by providing products for rain, wind and cold conditions. FootJoy has been the leader in net sales of golf outerwear in the United States since 2005. FootJoy also offers a full line of performance golf apparel and is one of the leading brands in the U.S., Europe, Korea and other major markets worldwide.

Golf Gear

We design, manufacture and sell a range of premium, performance and luxury golf gear products, including golf bags, headwear, gloves and accessories under the Titleist brand; golf travel bags, luggage and other travel products under the Club Glove brand; and luxury leather golf goods under the Links & Kings brand. All products are designed and engineered using premium materials, with a focus on delivering quality and performance excellence with function and style. We seek to provide and continually evolve our customization and personalization opportunities across our product portfolio to meet the needs of dedicated golfers. We believe the golf gear business represents a sizable and highly fragmented opportunity with numerous competitors in each product category and geographical market.

Net sales of Golf gear for the years ended December 31, 2025, 2024 and 2023 were $244.9 million, $232.1 million and $222.6 million, respectively, representing approximately 10% of our total net sales in 2025.

Titleist Gear

Titleist gear consists of golf bags, headwear, gloves, travel gear and accessories.

- Golf Bags. Titleist golf bags are used on professional tours around the world and relied upon by players globally. We offer a range of Titleist golf bag models across price points with designs ranging from those to be carried to those designed for golf carts, each with an array of functional differences and a variety of materials and colors.

- Golf Headwear. Titleist golf headwear provides both function and fashion appeal across a multitude of models providing rain and sun protection as well as trend designs for dedicated golfers. We have established key product franchises in our headwear assortment with a variety of functions for both men and women.

- Golf Gloves. Titleist golf gloves are trusted by dedicated golfers and tour professionals worldwide. Our product lineup features premium cabretta leather and performance-driven synthetic and blended options for both men and women.

Club Glove

Trusted by the world's best, Club Glove is an industry leader specializing in premium golf travel products that are built to withstand the rigors of golf travel. Driven to service dedicated golfers at all levels, Club Glove provides best-in-class products within the golf travel bag, luggage, backpack and duffle categories and its patented travel gear has long been recognized among the industry's most reliable products. We seek to continually evolve through product innovation, driven by dedicated golfer insights.

Links & Kings

Links & Kings offers a range of distinguished and refined luxury leather products, including golf club head covers, belts, duffles, briefcases, messengers, yardage and scorecard holders as well as other golf, business and lifestyle products. Links & Kings is driven to use the finest materials to craft special products with meticulous detail while ensuring the highest quality.

Other

KJUS

KJUS is a manufacturer of premium performance ski, golf and lifestyle apparel. The KJUS brand was born from an uncompromising commitment to performance, following brand namesake Lasse Kjus's historic feat at the 1999 World Ski Championships, where he medaled in each of the Championships' five disciplines. KJUS was founded with a vision to make the finest and most technologically advanced skiwear and the belief that cutting edge innovation could lead to improved performance. KJUS has today grown to be a leader in premium technical performance skiwear. Building upon this reputation, KJUS entered the golf outerwear and lifestyle apparel markets with a focus on freedom of movement, temperature regulation and all-weather protection to enhance performance. As a result, KJUS has achieved an enthusiastic following with performance-minded golfers and a premium positioning at many leading golf shops.

Product Launch Cycles

We maintain differentiated and disciplined product launch cycles across our portfolio, which we believe has contributed to stable and resilient growth over the long run. This approach gives our R&D teams the time we believe is necessary to develop superior performing products versus prior generation models. As a result, we can manage our product transitions and inventory from one generation to the next more efficiently and effectively, both internally and with our trade partners.

Product introductions generally stimulate net sales as the golf retail channel takes on inventory of new products. Reorders of these new products then depend on the rate of sell-through. Announcements of new products can often cause our customers to defer purchasing additional golf equipment until our new products are available. The varying product introduction cycles may cause our results of operations to fluctuate as each product line has different volumes, prices and margins.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key Factors Affecting our Results of Operations – Product Life Cycles," Item 7 of Part II to this report, for further information surrounding our product launch cycles.

Manufacturing

Our manufacturing processes and management of supply chain operations ensure consistency of product performance and quality. We own or control the design, sourcing, manufacturing, packaging and distribution of the majority of our products.

Our manufacturing network is comprised of our owned facilities and partners around the globe. Our scale and global reach are intended to enable us to maximize cost efficiency, reduce lead time, provide regional customization and gain insights into local markets.

We have three company-owned and operated golf ball manufacturing facilities, two located in the United States and one in Thailand, encompassing approximately 600,000 total square feet with sufficient production capacity to meet anticipated growth, including recent capacity expansion capital investments to fuel future growth. We also have seven global custom golf ball imprinting operations and utilize local vendors for imprinting capabilities in other geographic markets.

We assemble clubs at six global locations, allowing us to provide custom fitted golf clubs with regional customization with efficient turnaround times. Each of our six custom manufacturing locations is responsible for supply chain execution for golf clubs and wedges, from forecast generation to component procurement to club assembly and distribution, allowing each region to respond to market specific needs or trends. Scotty Cameron putters are assembled solely at our Carlsbad, California manufacturing facility.

We own and operate the largest golf glove manufacturing operation in the world in Chonburi, Thailand, where we manufacture both FootJoy and Titleist golf gloves. The factory produces over 13 million FootJoy and Titleist gloves annually.

Through ACL FootJoy Pte. Ltd. ("ACL FootJoy"), a joint venture in which we have a 40% interest, we source raw materials for and contract for the manufacture and production of substantially all of our FootJoy golf shoes at a facility in Long An Province, Vietnam (the "Long An Facility"), which is owned by an affiliate of Myre Overseas Corp. ("Myre"), our long-standing Taiwan-based supply partner and ACL FootJoy joint venture partner. See "Notes to Consolidated Financial Statements – Note 8 – Other Business Developments," Item 8 of Part II to this report, for a discussion of the ACL FootJoy joint venture.

Sales and Distribution

Our accounts consist of premium golf shops, which include on-course golf shops and golf specialty retailers, as well as other qualified retailers that sell golf products to consumers worldwide. We have a selective sales and distribution strategy, differentiated by product line and geography, which focuses on effectively serving those accounts that provide best access to our dedicated golfer target market in each geographic market.

We operate, and have our own field sales representation, in those countries that represent the substantial majority of golf equipment and wearable sales, including the United States, Japan, Korea, the United Kingdom, Canada, Germany, Sweden, France, Greater China, Australia, New Zealand, Thailand, Malaysia and Switzerland. Exclusive Titleist and FootJoy brand retail stores have been established within key Asia Pacific markets to elevate brand experiences, presence and product presentation for dedicated golfers. Primarily focused on Titleist and FootJoy apparel collections unique to Korea, Japan and mainland China, these upscale brand and product showcase locations capture the undivided attention of dedicated Titleist and FootJoy brand fans, as well as provide for expanded education, selection and fitting experiences. In other countries in which we sell our products, we rely on select distributors to deepen our reach into those markets. Given the unique characteristics of each market, each country administers its own in-country channel of distribution strategy.

Our sales and distribution follows a "category management" approach that encompasses all aspects of customer service and fulfillment, including product selection, space and display planning, sales staff training and inventory control and replenishment. Each sales representative advises on topics such as shop layout, merchandise display techniques and effective use of signage and product information and methods of improving inventory turns and sales conversions through merchandising. Our sales force has been recognized worldwide for its professionalism and service excellence.

We employ approximately 500 sales representatives worldwide, who are compensated through a combination of salary and a performance bonus, and in some instances, commissions. In both our direct sales and distributor markets, our trade partners are subject to our redistribution policy.

Supplementing our core field sales partnerships are internet-based initiatives and eCommerce websites. Titleist, FootJoy, KJUS, Links & Kings, Club Glove and PG Golf have established eCommerce websites accessible around the globe, and we plan to further expand eCommerce initiatives in the coming years. These eCommerce initiatives are expected to yield incremental sales and profitability and enriched data on golfers' preferences and trends, as well as to foster deeper and more real-time connections with dedicated golfers.

Marketing

Throughout our history, we believe our commitment to marketing has helped further elevate our brands and strengthen our reputation for product performance and quality, with a particular focus on the perception of dedicated golfers. Our strategy is to deliver equipment that is superior in performance and quality, validated by the pyramid of influence. It is best-in-class performance and quality products that earn and maintain dedicated golfers' loyalty and trust. Our marketing strategy, developed and refined over many years, is to reinforce this loyalty and trust, driving connectivity with our brands.

Raw Materials

Where possible, we use multiple suppliers or multiple production facilities, some with geographic separation, to reduce the risk of raw material shortages, but in some instances, we rely on a sole or limited number of third-party suppliers and manufacturers for raw materials. Our highest raw material consumption for golf balls, in order, is polybutadiene, ionomers, zinc diacrylate, urethane and coatings. We source the raw materials for our golf glove and golf shoe businesses, and certain of the components for our golf shoe business, from third-party suppliers. Our golf club team employs the primary materials of tungsten, steel, titanium and aluminum and has six custom manufacturing locations around the globe, with each responsible for supply chain execution, allowing each region to respond to market specific needs or trends. For our golf gear and FootJoy, KJUS and Titleist apparel businesses, we source the finished products from select third-party vendors that have the necessary quality and technical capabilities.

Seasonality

Weather conditions in most parts of the world, including our primary geographic markets, generally restrict golf from being played year-round, with many of our on-course customers closed during the cold weather months. In general, during the first quarter, we begin selling our products into the golf retail channel for the new golf season. This initial sell-in generally continues into the second quarter. Our second-quarter sales are significantly affected by the amount of sell-through, in particular the amount of higher value discretionary purchases made by customers, which drives the level of reorders of the products sold during the first quarter. Our third-quarter sales are generally dependent on reorder business, and are generally lower than the second quarter, as many retailers begin decreasing their inventory levels in anticipation of the end of the golf season. Our fourth-quarter sales are generally lower than other quarters due to the end of the golf season in many of our key markets, but can also be affected by key product launches, particularly golf clubs. This seasonality, and therefore quarter-to-quarter fluctuations, can be affected by many factors, including the timing of new product introductions as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key Factors Affecting our Results of Operations – Product Life Cycles," Item 7 of Part II to this report, as well as weather conditions. This seasonality affects sales in each of our reportable segments differently. In general, however, due to seasonality, a larger portion of our sales and profitability generally occurs during the first half of the year.

Research and Product Development

Innovating within a highly regulated environment presents unique challenges and opportunities that require a significant investment in people, facilities and financial resources, with separate dedicated R&D teams for each product category. We have six R&D facilities and/or test centers supported by approximately 200 scientists, chemists, engineers and technicians in aggregate. We are committed to continuous improvement, and each R&D team is tasked with developing technology that will deliver better quality and performance products in each generation.

For the years ended December 31, 2025, 2024 and 2023, we invested $76.5 million, $67.8 million and $64.8 million, respectively, in R&D.

Patents, Trademarks and Licenses

We consider our patents and trademarks to be among our most valuable assets. We are dedicated to protecting the innovations created by our R&D teams by developing broad and deep patent and trademark portfolios across all product categories.

As a result, we have strong patent positions across our product categories and innovation spaces in which we operate, and have become the leader in obtaining golf ball and golf club patents worldwide. In addition, we believe we have more combined golf shoe and golf glove utility patents than all competitors combined. We have over 850 active U.S. utility patents in golf balls, approximately 775 active U.S. patents in golf clubs, wedges and putters and over 200 U.S. patents in golf shoes and gloves. In 2025, we filed approximately 285 U.S. patent applications and received over 180 U.S. patents.

We own or license a large portfolio of trademarks, including, but not limited to, Titleist, Pro V1, Pro V1x, ProV1x Left Dash, AVX, Pinnacle, GT, TSR, T Series, CNCPT, Vokey Design, Scotty Cameron, Studio Style, Phantom, the Circle T Design, Scotty Dog logo, FootJoy, FJ, DryJoys, HyperFlex, StaSof, ProDry, MyJoys, MyTPI, TPI, Titleist Performance Institute, Links & Kings, LINKSLEGEND Series, Club Glove and KJUS. We protect our trademarks by obtaining registrations where appropriate and opposing or cancelling material infringements. We also have rights in several common law marks.

Competition

There are unique aspects to the competitive dynamic in each of our product categories.

The golf equipment business is highly competitive. There are a number of well-established and well-financed competitors, including Callaway, TaylorMade, Karsten Manufacturing Corporation ("Ping"), SRI Sports Limited (Dunlop and Srixon brands) and Bridgestone (Bridgestone and Precept brands). Golf equipment products generally compete on the basis of technology, quality, performance, custom fitting and customer service.

FootJoy's significant worldwide competitors in golf shoes include Nike, Adidas and Ecco. FootJoy's and Titleist's primary worldwide competitors in golf gloves include Callaway, Nike, TaylorMade, Adidas and a significant number of smaller companies with regional offerings and specialized golf glove products. In the golf apparel category, FootJoy has numerous competitors in each geographical market, including Nike, Adidas, Peter Millar, GFore and Under Armour. FootJoy products generally compete on the basis of quality, performance, styling and price.

Each of our Golf gear brands competes against numerous competitors in each of their respective product categories and geographical markets. Golf gear products generally compete on the basis of quality, performance, styling and customer service.

Environmental Matters

Our operations and properties are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of certain materials, substances and wastes and the remediation of environmental contaminants. In the ordinary course of our manufacturing processes, we use paints, chemical solvents and other materials, and generate waste by-products that are subject to these environmental laws. We have incurred expenses in connection with environmental compliance.

We are also involved in ongoing investigations with federal and state environmental protection agencies, but do not expect to incur future material costs for past and current environmental issues. See the risk factor in Item 1A entitled "*We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our operations in the future.*"

Regulation

The Rules of Golf

We seek to have our golf ball and golf club products conform with the Rules of Golf published by the United States Golf Association (the "USGA") and The Royal and Ancient Golf Club of St. Andrews (the "R&A" and, together with the USGA, the "Governing Bodies"), because these rules are generally followed by golfers, both professional and amateur, within their respective jurisdictions. The USGA publishes rules that are generally followed in the United States and Mexico, and the R&A publishes rules that are generally followed in most other countries around the world. The Rules of Golf as published by the Governing Bodies are virtually the same and are intended to be so pursuant to a Joint Statement of Principles issued in 2001.

The Rules of Golf set testing standards and establish limitations for the design and performance of golf balls and golf clubs. Many new regulations on golf balls and golf clubs have been introduced in the past 25 years, which we believe has been one of the most active periods for golf equipment regulation in the history of golf.

Golf Balls

Historically, the Rules of Golf have regulated golf ball size, weight, spherical symmetry, initial velocity and overall distance. On December 6, 2023, the Governing Bodies issued a Notice of Decision relating to an "Update to the Conformance Testing of Golf Balls to the Overall Distance Standard" (the "ODS Notice"). The ODS Notice announced a change (effective in January 2028) to the Overall Distance Standard ("ODS") testing method that, if implemented, will reduce the distance that conforming golf balls will travel when struck by golfers. The Notice provides that recreational players may continue to use golf balls which conform to the current ODS testing standard until January 1, 2030. On January 16, 2026, the Governing Bodies issued an Area of Interest requesting comment on a possible change from the phased implementation to a single date across the whole game, which would be effective January 2030. The final outcome of this Area of Interest, the ODS Notice, and the impact of any implementation thereof or any other potential changes to the Rules of Golf are uncertain at this time.

Golf Clubs

The Rules of Golf have also focused on golf club regulations. In 1998, a limitation was placed on the spring-like effect of driver faces. In 2003, limits were placed on club head dimensions and volume, as well as shaft length. In 2007, club head moment of inertia was limited. A rule change to allow greater adjustability in golf clubs went into effect on January 1, 2008. In August 2008, the Governing Bodies adopted a rule change further restricting golf club grooves by reducing the groove volume and limiting the groove edge angle allowable on irons and wedges. This rule change did not apply to most golfers until January 1, 2024. It was implemented on professional tours beginning in 2010 and was implemented in elite amateur competitions beginning in 2014. All products manufactured after December 31, 2010, must comply with the new groove specifications. On January 1, 2022, the Governing Bodies adopted a Model Local Rule that allows those running professional or elite amateur golf competitions to limit the maximum length of a golf club (excluding putters) to 46 inches. On December 6, 2023, the Governing Bodies issued a Notice proposing to modify the Rules of Golf conformance testing process for drivers, which may result in an enhanced testing protocol for drivers (the "Driver Notice"). The Driver Notice also states that the Governing Bodies will continue to explore possible options related to distance and the driver. The outcome of the Driver Notice and the impact of any other potential changes to the Rules of Golf are uncertain at this time.

Our Position

In response to this active regulatory dynamic, our senior management and R&D teams spend significant time and effort to develop and maintain relationships with the Governing Bodies, and we are an active participant with them and other stakeholders in discussions regarding potential new rules and the rule making process. More importantly, our R&D teams are driven to innovate and continuously improve product technology and performance within the Rules of Golf. The development and protection of these innovations through aggressive patenting are essential to competing in the current market. As a long-time industry participant and market leader, we believe we are well-positioned to continue to outperform the market in a rules-constrained environment.

Employees and Human Capital Resources

Acushnet's associates and our enduring culture are two key elements of our success. Guided by our strong corporate values, Acushnet's associates are a key source of competitive advantage. As of December 31, 2025, we employed approximately 7,300 associates worldwide. Reflecting our truly global organization, approximately 3,400 of our associates are located in the Americas, over 700 are located in EMEA and approximately 3,200 are located in Asia Pacific. Approximately 55% of our associates are in manufacturing roles across our global manufacturing footprint.

We strive to cultivate the skills, knowledge and experiences in our associates that enable Acushnet to continue its leadership in performance and product quality. To retain talent and recruit new associates, we utilize a dual approach, leveraging a long-standing "build-from-within" talent development model coupled with recruiting top talent from the external market in partnership with universities, community organizations and professional groups. We conduct annual talent reviews focused on performance, potential and succession. Managers share open feedback and work closely with associates to create individual, experience-based development plans balancing deep functional expertise with broad leadership capabilities.

Essential to our recruitment and retention of top talent is our commitment to creating a collaborative and inclusive workplace where people feel a strong sense of pride in their work and connection to our organizational mission and goals. We seek to foster a culture that is representative of our global locations, where our unique backgrounds and perspectives enrich the experience of dedicated golfers, our associates and the communities around us. Engagement with associates at all levels is driven through open discussion, active listening and engagement surveys. Survey results continue to demonstrate that associate engagement is strong, driven by excitement for the future and a strong sense of belonging within the Company. We expect to continue to enhance our associates' experiences by investing in platforms that strengthen associate connection and development.

Long-term associate retention starts with a focus on the safety, health and well-being of our associates. Acushnet's Safety, Health and Wellness journey began more than 25 years ago, and our 6-point safety program is a foundational principle of our operations across the globe. Acushnet's HealthWise program encourages and supports associate safety, health and wellness. Through partnerships with the medical community and Acushnet HealthWise Coaches, associates gain access to high quality health and wellness services. Associates receive incentives for healthy behaviors, which include up to a 30% surcharge avoidance for healthcare benefits. HealthWise allows associates to create a personalized path on their wellness journey, focusing on what is important and meaningful to them as individuals. Acushnet encourages and supports healthy behaviors by offering various on-site and virtual services, including educational programs, fitness center programming, wellness coaching, physical therapy, chiropractic care, mental health care, massage therapy, acupuncture and reflexology, as well as volunteer activities in our local communities.

Acushnet aspires to be a high achieving workforce by providing a workplace that inspires connection, innovation and excellence in performance. As a result, we utilize a hybrid flexibility model, grounded in the needs of the business and the work of each role, while offering the flexibility associates desire. We believe strongly in deep moments of collaboration and connection that drive our long history of innovation, and the workplace strategy should support those goals. Our workplace experience will optimize time spent in-office by ideating, creating and connecting with peers. Local leaders around the world are empowered to determine the best flexibility approach for their geography based on the type of work and local culture.

As a leader in performance and product quality, we drive standards of performance and excellence by continually developing and encouraging our associates to challenge the status quo while rewarding them with competitive compensation and benefits packages. The highly cultivated and long-standing associate experience at Acushnet remains a competitive advantage driving our success as the leader in performance products in the golf industry.

ITEM 1A.   RISK FACTORS

Summary Risk Factors

Below is a summary of some of the principal risks that could adversely affect our business, operations and financial results:

Risks Related to Our Business and Industry
- A reduction in the number of rounds of golf played or in the number of golf participants could materially adversely affect our business, financial condition and results of operations.
- Unfavorable weather conditions may impact the number of playable days and rounds played in a given year.
- Consumer spending habits and macroeconomic and demographic factors may affect the number of rounds of golf played, the number of golf participants and related spending on our products.
- U.S. and foreign trade policies, including the assessment of tariffs and other impositions on imported goods, may have a material adverse effect on our business, financial condition and results of operations.
- Changes to the Rules of Golf with respect to equipment could materially adversely affect our business, financial condition and results of operations.
- We may not successfully manage the frequent introduction of new products or satisfy changing consumer preferences and quality and regulatory standards.
- Failure to successfully innovate and offer high-quality products may adversely affect our ability to compete in the market for our products.
- A significant disruption in the operations of our manufacturing, assembly or distribution facilities could materially adversely affect our business, financial condition and results of operations.
- Many of our raw materials and product components are provided by a sole or limited number of third-party suppliers and manufacturers, and the cost of our raw materials and product components could affect our operating results.
- A disruption in the operations of our suppliers could materially adversely affect our business, financial condition and results of operations.
- We may be involved in lawsuits to protect, defend or enforce our intellectual property rights, which could be expensive, time-consuming and unsuccessful.
- Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.
- We face intense competition in each of our markets and if we are unable to maintain a competitive advantage, loss of market share, sales or profitability may result.
- We may have limited opportunities for future growth in sales of certain of our products.
- A severe or prolonged economic downturn could adversely affect our customers' financial conditions, levels of business activity and ability to pay their trade obligations.
- We depend on retailers and distributors to market and sell our products, and our failure to maintain and further develop our sales channels could materially adversely affect our business, financial condition and results of operations.
- Our business and results of operations are subject to seasonality and product launch cycles, which could result in fluctuations in our operating results and stock price.
- We have significant international operations and are exposed to risks associated with doing business globally.
- We rely on complex information systems to manage our manufacturing, distribution, sales, finance, accounting and other functions. If our information systems fail to perform these functions adequately or if we experience an interruption in our operations, including a breach in cybersecurity, our business, financial condition and results of operations could be materially adversely affected.
- Cybersecurity risks could disrupt our operations and negatively impact our reputation.
- Our current senior management team and other key employees are critical to our success and if we are unable to attract and/or retain key employees and hire qualified management, technical and manufacturing personnel, our ability to compete could be harmed.
- Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.

Risks Related to Our Indebtedness
- A high degree of leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under our indebtedness.
- Servicing our indebtedness requires a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.
- We and our subsidiaries may be able to incur significant amounts of debt, which could exacerbate the risks associated with current indebtedness.

- The credit agreement that governs our multi-currency revolving credit facility contains restrictions that limit our flexibility in operating our business.

Risks Related to Ownership of Our Common Stock
- The interests of Magnus Holdings Co., Ltd. ("Magnus") and its affiliates and any of their successors or transferees may conflict with other holders of our common stock.
- We are a "controlled company" under New York Stock Exchange ("NYSE") rules and, as a result, we qualify for and may elect to rely upon exemptions from certain corporate governance requirements that would otherwise provide protection to our shareholders.

For a more complete discussion of the material risks facing our business, see below. You should carefully consider each of the following risk factors, as well as the other information in this Annual Report, including our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," Item 7 of Part II to this report. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. In that event, the market price of our common stock could decline significantly and you could lose all or part of your investment. The risks described below are not the only risks we face. Additional risks we are not presently aware of or that we currently believe are immaterial could also materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Business and Industry

A reduction in the number of rounds of golf played or in the number of golf participants could materially adversely affect our business, financial condition and results of operations.

We generate substantially all of our sales from the sale of golf-related products, including golf balls, golf clubs, golf shoes, golf gloves, golf gear and golf apparel. The demand for golf-related products in general, and golf balls in particular, is directly related to the number of golf participants and the number of rounds of golf played by these participants. If golf participation or the number of rounds of golf played declines, sales of our products may be adversely impacted, which could materially adversely affect our business, financial condition and results of operations.

Unfavorable weather conditions may impact the number of playable days and rounds played in a given year.

Weather conditions in most parts of the world, including our primary geographic markets, generally restrict golf from being played year-round, with many of our on-course retail customers closed during the cold weather months and, to a lesser extent, during the hot weather months. Unfavorable weather conditions in our major markets, such as a particularly long winter, a cold and wet spring, or an extremely hot summer, would impact the number of playable days and rounds played in a given year and decrease the amount spent by golfers and golf retailers on our products, particularly consumable products such as golf balls and golf gloves. In addition, unfavorable weather conditions and natural disasters can adversely affect the number of custom club fitting and trial events that we can perform during our key selling periods. Unusual or severe weather events throughout the year, such as storms or droughts or other water shortages, can negatively affect golf rounds played both during such events and afterward. Consequently, sustained adverse weather conditions, especially during the warm weather months, could impact our sales, which could materially adversely affect our business, financial condition and results of operations. Adverse weather conditions may have a greater impact on us than on other golf equipment companies as we have a large percentage of consumable products in our product portfolio, and the purchase of consumable products is generally more dependent on the number of rounds played in a given year.

Consumer spending habits and macroeconomic factors may affect the number of rounds of golf played and related spending on golf products.

Our products are recreational in nature and are therefore discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases of golf products when economic conditions are favorable and when consumers feel confident and prosperous. Discretionary spending on golf and the golf products we sell is affected by consumer spending habits and many macroeconomic factors, including general business conditions, stock market prices and volatility, corporate spending, housing prices, inflation, interest rates, the availability of consumer credit, taxes and consumer confidence in future economic conditions. Consumers may reduce or postpone purchases of our products as a result of shifts in consumer spending habits as well as during periods when economic uncertainty increases, disposable income is lower, or during periods of actual or perceived unfavorable economic conditions. A future significant or prolonged decline in general economic conditions or uncertainties regarding future economic prospects that adversely affects consumer discretionary spending, whether in the United States or in our international markets, could result in reduced sales of our products, which could materially adversely affect our business, financial condition and results of operations.

Demographic factors may affect the number of golf participants and related spending on our products.

Golf is a recreational activity that requires both time and financial resources, and different generations and socioeconomic and ethnic groups use their leisure time and discretionary funds in different ways. Golf participation among younger generations and certain socioeconomic and ethnic groups may not prove to be as popular as it is among older generations. A decline in golf participation or the number of rounds of golf played due to factors such as demographic changes or lack of interest in the sport among young people or certain socioeconomic and ethnic groups could reduce sales of our products and materially adversely affect our business, financial condition and results of operations.

U.S. and foreign trade policies, including the assessment of tariffs and other impositions on imported goods, may have a material adverse effect on our business, financial condition and results of operations.

During 2025, the U.S. government announced the imposition of significant tariff measures, including a baseline tariff of 10% on most products imported into the United States, as well as individualized tariffs on products imported from select trading partners, including Canada, China, Mexico, Thailand and Vietnam. As a result, we are incurring incremental tariff costs in connection with importing raw materials, component parts and finished goods. The U.S. government has also announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. These actions are impacting bilateral trade relations, with many U.S. trading partners imposing or publicly considering retaliatory tariffs on U.S. imports. The tariff policy environment has been and is expected to continue to be dynamic, and the ultimate impact of any tariffs will depend on the magnitude and duration of the tariffs imposed and the countries impacted. If we are unable to mitigate tariff-related risks through supply chain adjustments, pricing strategies, sourcing arrangements or other measures, our business, financial condition and results of operations could be materially adversely affected.

Additionally, U.S. policy changes and uncertainty about such changes may increase market volatility and currency exchange rate fluctuations. As part of our foreign currency exchange rate hedging strategy, we have and expect to continue to execute forward contracts to protect against adverse changes in foreign currency exchange rates and to mitigate foreign currency transaction risk. However, our hedging activities may not be sufficient to offset the adverse financial impact resulting from unfavorable movement in foreign currency exchange rates, which could materially adversely affect our business, financial condition and results of operations. See also "—Our operations are conducted worldwide and our results of operations are subject to currency transaction and translation risks that could materially adversely affect our business, financial condition and results of operations" and "—We have significant international operations and are exposed to risks associated with doing business globally."

Changes to the Rules of Golf with respect to equipment could materially adversely affect our business, financial condition and results of operations.

Golf's most regulated categories are golf balls and golf clubs. We seek to have our golf ball and golf club products conform with the Rules of Golf because these rules are generally followed by golfers, both professional and amateur. The Rules of Golf set testing standards and establish limitations for the design and performance of golf balls and golf clubs. Historically, the Rules of Golf have regulated golf ball size, weight, spherical symmetry, initial velocity and overall distance. The Governing Bodies have also focused on golf club regulations, including limiting wedge and iron groove size, the size and spring-like effect of driver faces and club head moment of inertia. In the future, existing Rules of Golf may be altered in ways that may adversely affect the sales of our current or future products.

On December 6, 2023, the Governing Bodies issued the ODS Notice and the Driver Notice. The ODS Notice announced proposed changes to the ODS testing method intended to reduce the distance that conforming golf balls will travel when struck by golfers, while the Driver Notice announced a proposed modification to the conformance testing process for drivers, which may result in an enhanced testing protocol. See "Business – Regulation – Rules of Golf," Item 1 of Part I to this report, for further discussion of recent and proposed changes to the Rules of Golf, including the ODS Notice and the Driver Notice. The outcomes of the ODS Notice and the Driver Notice and the impact of any implementation thereof or any other potential changes to the Rules of Golf are uncertain at this time.

If the Governing Bodies adopted one or more changes to the Rules of Golf, including the changes proposed by the ODS Notice and the Driver Notice, and caused one or more of our current or future products to be nonconforming, sales of such products could be impacted. Future changes to the Rules of Golf could also require us to expend additional time and resources, including on R&D and raw materials, in order to design, develop and manufacture new products that conform to such rules. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

We may not successfully manage the frequent introduction of new products or satisfy changing consumer preferences and quality and regulatory standards.

The golf equipment and golf wear industries are subject to constantly and rapidly changing consumer demands based, in large part, on performance benefits. Our golf ball and golf club products generally have launch cycles of two years, and our sales in a particular year are affected by when we launch such products. We generally introduce new product offerings and styles in our golf wear and gear businesses each year and at different times during the year. Factors driving these short product launch cycles include the rapid introduction of competitive products and consumer demands for the latest technology, style or fashion. In this marketplace, a substantial portion of our annual sales are generated each year by new products.

These marketplace conditions raise a number of issues that we must successfully manage. For example, we must properly anticipate consumer preferences and design products that meet those preferences, while also complying with significant restrictions imposed by the Rules of Golf, or our new products may not achieve sufficient market success to compensate for the usual decline in sales experienced by products already in the market. Second, our R&D and supply chain groups face constant pressures to design, develop, source and supply new products – many of which incorporate new or otherwise untested technology, suppliers or inputs – that perform better than their predecessors while maintaining quality control and the authenticity of our brands. Third, for new products to generate equivalent or greater sales than their predecessors, they must either maintain the same or higher sales levels with the same or higher pricing, or exceed the performance of their predecessors in one or both of those areas. Fourth, the relatively short window of opportunity for launching and selling new products requires great precision in forecasting demand and ensuring that supplies are ready and delivered during the critical selling periods. Finally, the rapid changeover in products creates a need to monitor and manage the closeout of older products both at retail and in our own inventory. If we do not successfully manage the frequent introduction of new products or satisfy consumer demand, it could adversely affect our business, financial condition and results of operations.

Failure to successfully innovate and offer high-quality products may adversely affect our ability to compete in the markets for our products.

Technical innovation and quality control in the design and manufacturing processes of our products is essential to our commercial success. R&D plays a key role in technical innovation. We rely upon experts in various fields to develop and test cutting-edge performance products. If we fail to continue technical innovation in our products, consumer demand for our products could decline, and if we experience problems with the quality of our products, we may incur substantial expense to remedy the problems, any of which could materially adversely affect our business, financial condition and results of operations.

A significant disruption in the operations of our manufacturing, assembly or distribution facilities could materially adversely affect our business, financial condition and results of operations.

We rely on manufacturing facilities in the United States, Thailand and Vietnam, certain of which constitute our sole or primary manufacturing facility for a particular product category. For example, the majority of our golf gloves are manufactured at our facility in Thailand, and substantially all of our FootJoy footwear is manufactured at a third-party owned facility in Vietnam. We also rely on assembly and distribution facilities in many of our major markets. Because substantially all of our products are manufactured, assembled in and distributed from a few locations, our operations could be interrupted by events beyond our control, including:

- power loss or network connectivity or telecommunications failure or downtime;
- equipment failure;
- human error or accidents;
- sabotage or vandalism;
- physical or electronic security breaches;
- floods, fires, earthquakes, hurricanes, tornadoes, tsunamis or other natural disasters;
- political or socioeconomic unrest;
- labor difficulties, including work stoppages, slowdowns, labor shortages or excessive turnover;
- water damage or water shortage;
- government orders and regulations;
- pandemics and other health and safety issues; and
- terrorism.

Our manufacturing, assembly and distribution capacity is also dependent on the performance of services by third parties, including vendors, landlords and logistics and transportation providers. Our manufacturing, assembly and distribution networks include computer processes, software and automated equipment that may be subject to a number of risks related to cybersecurity, software and hardware malfunctions, electronic or power interruptions or other system failures. If we encounter problems with our manufacturing, assembly and distribution facilities and networks, our ability to meet customer expectations, manage inventory, avoid errors, complete sales and achieve objectives for operating efficiencies could be harmed, which could materially adversely affect our business, financial condition and results of operations. Moreover, our business interruption insurance may not adequately protect us from the adverse effects that could result from significant disruptions to our manufacturing, assembly and distribution facilities and networks, such as the long-term loss of customers or an erosion of our brand image.

Many of our raw materials and product components are provided by a sole or limited number of third-party suppliers and manufacturers, and the cost of our raw materials and product components could affect our operating results.

We rely on a sole or limited number of third-party suppliers and manufacturers for many of our raw materials and components in our golf balls, golf clubs, golf gloves, golf shoes and certain of our other products. We also use specialized and geographically limited sources for certain of the raw materials used to make our golf gloves and other products. Many of these materials are customized for us and some of our products require specially developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. If we were to experience any delay or interruption in such supplies, we may not be able to find adequate alternative suppliers at a reasonable cost or without significant disruption to our business. We continue to be exposed to price increases and availability risks with respect to certain materials and components used by us, our suppliers and our manufacturers, including polybutadiene, zinc diacrylate, urethane and ionomers for the manufacturing of our golf balls, tungsten, titanium and steel for the manufacturing of our golf clubs, leather and synthetic fabrics for the manufacturing of our golf shoes, golf gloves, golf gear and golf apparel, and resin and other petroleum-based materials for a number of our products. Any significant supply chain disruptions, price fluctuations or shortages in raw materials or components, including the costs to transport such materials or components of our products, the uncertainty of currency fluctuations against the U.S. dollar, increases in labor rates, trade duties or tariffs, and/or the introduction of new and expensive raw materials could materially adversely affect our business, financial condition and results of operations.

A disruption in the operations of our suppliers could materially adversely affect our business, financial condition and results of operations.

Our ability to continue selecting reliable suppliers who provide timely deliveries of quality materials and components will impact our success in meeting customer demand for timely delivery of quality products. If we experience significantly increased demand, or if, for any reason, we need to replace an existing manufacturer or supplier, there can be no assurance that additional supplies of raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any new supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements. Furthermore, the ability of third-party suppliers to timely deliver raw materials or components may be affected by events beyond their control, such as work stoppages or slowdowns, transportation issues, changes in trade or tariff laws, or significant weather and health conditions, and there can be no assurance that our suppliers and manufacturers will continue to provide raw materials and components that are consistent with our standards and that comply with all applicable laws and regulations. We have occasionally received, and may in the future receive, shipments of supplies or components that fail to conform to our quality control standards, and we have in the past and may again in the future experience supply chain disruptions and related shortages of various raw materials. In addition, while we do not control our suppliers or their labor practices, negative publicity regarding the management of facilities, production methods employed or materials used by any of our suppliers could adversely affect our reputation and may force us to seek alternative suppliers. If any of the foregoing were to occur, unless we obtain replacement supplies or components in a timely manner, we risk the loss of sales resulting from the inability to manufacture our products and could incur related increased administrative and shipping costs.

In addition, should we decide to transition existing manufacturing between third-party manufacturers or to transition existing in-house manufacturing to third-party manufacturers, such as the transition of our footwear manufacturing to a third-party owned facility in Vietnam, the risk of a supply chain disruption could increase. Even if we are able to expand existing or find new manufacturing sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any material delays, interruption or increased costs in the supply of raw materials or components of our products could impact our ability to meet customer demand, which could negatively impact our brands and materially adversely affect our business, financial condition and results of operations.

Our operations are conducted worldwide and our results of operations are subject to currency transaction and translation risks that could materially adversely affect our business, financial condition and results of operations.

For the year ended December 31, 2025, $1,035.4 million of our net sales were generated in regions outside of the United States. Substantially all net sales from regions outside of the United States were generated in the applicable local currency, which include, but are not limited to, the Japanese yen, the Korean won, the British pound sterling, the euro and the Canadian dollar. In contrast, substantially all of our purchases of inventory, raw materials and components in these regions are made in U.S. dollars. As a result, we are exposed to transaction risk attributable to fluctuations in currency exchange rates, which can impact the gross profit of our international subsidiaries. In addition, because substantially all of the operating expenses incurred by our international subsidiaries are denominated in foreign currencies, we are exposed to currency translation risk when we translate the financial results of our consolidated subsidiaries from their local currency into U.S. dollars. Fluctuations in foreign currency exchange rates may positively or negatively affect our reported financial results and can significantly affect period-over-period comparisons. A strengthening of the U.S. dollar relative to our foreign currencies could materially adversely affect our business, financial condition and results of operations.

We have entered and expect to continue entering into various foreign exchange forward contracts to protect against adverse changes in foreign exchange rates and attempt to mitigate foreign currency transaction risk. Our hedging activities can reduce, but not eliminate, the effects of foreign currency transaction risk on our financial results. The extent to which our hedging activities mitigate foreign currency transaction risks varies based upon many factors, including the timing, value and volume of transactions being hedged, accuracy of sales forecasts, volatility of currency markets, the availability of hedging instruments and limitations on the duration of such hedging instruments. Because these hedging activities are designed to reduce volatility, they not only reduce the negative impact of a stronger U.S. dollar but could also reduce the positive impact of a weaker U.S. dollar. We are also exposed to credit risk from the counterparties to our hedging activities and market conditions could cause such counterparties to experience financial difficulties. As a result, our efforts to hedge these exposures could prove unsuccessful and, furthermore, our ability to engage in additional hedging activities may decrease or become more costly.

Failure to adequately enforce and protect our intellectual property rights could materially adversely affect our business, financial condition and results of operations.

We own numerous patents, trademarks, trade secrets, copyrights and other intellectual property and hold licenses to intellectual property owned by others, which in the aggregate are important to our business. We rely on a combination of patent, trademark, copyright and trade secret laws in our core geographic markets and other jurisdictions to protect the innovations, brands, proprietary trade secrets and know-how related to certain aspects of our business. Certain of our intellectual property rights, such as patents, are time-limited, and the technology underlying our patents can be used by any third party, including competitors, once the applicable patent terms expire.

We seek to protect our confidential proprietary information, in part, by entering into confidentiality and invention assignment agreements with our employees, consultants, contractors, suppliers and others. While these agreements are designed to protect our proprietary information, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. We also seek to preserve the integrity and confidentiality of our proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If these physical and electronic security measures fail, or if we are otherwise unable to prevent disclosure to third parties of our material proprietary and confidential know-how and trade secrets, our ability to establish or maintain a competitive advantage in our markets may be adversely affected.

We selectively and strategically pursue patent, trademark and trade secret protection in our core geographic markets, but our strategy has been to not perfect certain patent and trademark rights in some countries. For example, we focus primarily on securing patent protection in those countries where the majority of our golf ball and golf club industry production takes place. Accordingly, we may not be able to prevent others, including competitors, from practicing our patented inventions, including by manufacturing and selling competing products, in those countries where we have not obtained patent protection. Further, the laws and law enforcement practices of some foreign countries do not protect proprietary rights and intellectual property rights to the same extent or in the same manner as the laws of the United States, and in some foreign countries third-party manufacturers may be able to manufacture and sell imitation products and diminish the value of our brands as well as infringe our rights, despite our efforts to prevent such activity.

The golf ball and golf club industries, in particular, have been characterized by widespread imitation of popular ball and club designs. We have an active program of monitoring, investigating and enforcing our proprietary rights against companies and individuals who market or manufacture counterfeits and "knockoff" products. We assert our rights against infringers of our patents, trademarks, trade dress and copyrights. However, these efforts may be expensive, time-consuming, divert management's attention, and ultimately may not be successful in reducing sales of golf products by these infringers. The failure to prevent or limit such infringers or imitators could adversely affect our reputation and sales. Additionally, other golf ball and golf club manufacturers may be able to produce successful golf balls or golf clubs which imitate our designs without infringing any of our patents, trademarks, trade dress or copyrights, which could limit our ability to maintain a competitive advantage in our marketplace.

If we fail to obtain enforceable patents, trademarks and trade secrets, fail to maintain our existing patent, trademark and trade secret rights, or fail to prevent substantial unauthorized use of our patents, trademarks and trade secrets, we risk the loss of our intellectual property rights and competitive advantages we have developed, which may result in lost sales. Accordingly, we devote substantial resources to the establishment and protection of our patents, trademarks and trade secrets or know-how, and we continuously evaluate the utility of our existing intellectual property and the new registration of additional trademarks and patents, as appropriate. However, we cannot guarantee that we will have adequate resources to continue to effectively establish, maintain and enforce our intellectual property rights. We also cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications will be registered during the registration process, third parties may seek to oppose, limit, or otherwise challenge these applications or registrations.

We may be involved in lawsuits to protect, defend or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful.

Our success depends in part on our ability to protect our patents, trademarks and trade secrets from unauthorized use by others. To counter infringement or unauthorized use, we may file infringement or misappropriation claims, which can be expensive and time-consuming and could materially adversely affect our business, financial condition and results of operations, even if successful. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims alleging that we infringe or misappropriate their intellectual property rights or that we have engaged in anti-competitive conduct. Moreover, our involvement in litigation against third parties asserting infringement of our intellectual property rights presents some risk that our intellectual property rights could be challenged and invalidated. In addition, in an infringement proceeding, whether initiated by us or another party, a court may refuse to stop the other party in such infringement proceeding from using the technology or mark at issue. An adverse result in any litigation or defense proceedings, including proceedings at the patent and trademark offices, could put one or more of our patents, trademarks or trade secrets at risk of being invalidated, held unenforceable or interpreted narrowly, and could put any of our patent or trademark applications at risk of not being issued as a registered patent or trademark, any of which could materially adversely affect our business, financial condition and results of operations.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could materially adversely affect the price of our common stock.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

From time to time, third parties have challenged our patents, trademark rights and branding practices, or asserted intellectual property rights that relate to our products and product features. We cannot assure you that our actions taken to establish and protect our technology and brands will be adequate to prevent others from seeking to block sales of our products or to obtain monetary damages, based on alleged violation of their patents, trademarks or other proprietary rights. We may be required to defend such claims in the future, which, whether or not meritorious, could result in substantial costs and diversion of resources and could materially adversely affect our business, financial condition and results of operations.

If we are found to infringe a third party's intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product. Alternatively, we may be required to obtain a license from such a third party in order to use the infringing technology and continue developing, manufacturing or marketing such technology. In such a case, license agreements may require us to pay royalties and other fees that could be significant, or we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. A finding of infringement could prevent us from commercializing our products or force us to cease some of our business operations, or to redesign or rename some of our products to avoid future infringement liability. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent. Claims that we have misappropriated the confidential information or trade secrets of third parties could also materially adversely affect our business, financial condition and results of operations. See also "—We may be involved in lawsuits to protect, defend or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful." Any of the foregoing could cause us to incur significant costs and prevent us from manufacturing or selling certain of our products.

Changes to patent laws could adversely affect our ability to protect our intellectual property.

Patent reform legislation may increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, thereby negatively impacting our ability to protect our intellectual property which could materially adversely affect our business, financial condition and results of operations. In addition, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and may in the future make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and may in the future make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by United States and foreign legislative bodies. These changes may materially affect our patents or patent applications and our ability to obtain and enforce or defend additional patent protection in the future.

We face intense competition in each of our markets and if we are unable to maintain a competitive advantage, loss of market share, sales or profitability may result.

The markets for golf equipment, wear and gear are highly competitive and there may be low barriers to entry in many of our markets. Pricing pressures, reduced profit margins, loss of market share or failure to grow in any of our markets, due to competition or otherwise, could materially adversely affect our business, financial condition and results of operations.

We compete against large-scale global sports equipment and apparel companies, Japanese industrials, and more specialized golf equipment and golf wear companies. Many of our competitors have significant competitive strengths, including long operating histories, large consumer bases, established relationships with a broad set of suppliers and customers, established regional or local presence, strong brand recognition and greater financial, R&D, marketing, distribution and other resources than we do. There are unique aspects to the competitive dynamic in each of our product categories and markets. We are not the market leader with respect to certain categories or in certain markets.

Golf Equipment. The golf equipment market is highly competitive and is served by a number of well-established and well-financed companies with recognized brand names. New product introductions, price reductions, consignment sales, extended payment terms, "closeouts," including closeouts of products that were recently commercially successful, and significant tour and advertising spending by competitors continue to generate intense market competition and create market disruptions. Our competitors in the golf equipment market have in the past and may continue to introduce their products on an accelerated cycle, which could lead to market disruption and impact sales of our products. We and our competitors continue to incur significant costs in the areas of R&D, advertising, marketing, tour and other promotional support to be competitive.

Golf Gear. The golf gear market is fragmented and served by a number of established competitors, as well as a number of smaller competitors, all of which are pursuing innovative ways to meet consumer needs. We face significant competition in every region with respect to each of our golf gear product categories.

Golf Wear. In the golf wear markets, we compete with a number of well-established and well-financed companies with recognized brand names. These competitors may have a large and broad consumer base, established relationships with a broad set of suppliers and customers, strong brand recognition and greater financial, R&D, marketing, distribution and other resources than we do.

Our competitors may be able to create and maintain brand awareness, gain market share and increase sales in new and existing markets more quickly and effectively than we can, and many of our competitors have substantial resources to devote towards these initiatives. If we are unable to grow or maintain our competitive position in any of our product categories, it could materially adversely affect our business, financial condition and results of operations.

We may have limited opportunities for future growth in sales of certain of our products.

The golf industry is highly competitive, and we already have a significant share of worldwide sales of golf balls, golf shoes and golf gloves. As such, our ability to gain incremental market share quickly or at all may be limited given the competitive nature of and other challenges associated with the golf industry. In the future, the overall dollar volume of worldwide sales of golf equipment, wear and gear may not grow or may decline which could materially adversely affect our business, financial condition and results of operations.

A severe or prolonged economic downturn could adversely affect our customers' financial conditions, levels of business activity and ability to pay their trade obligations.

We primarily sell our products to golf equipment retailers, such as on-course golf shops, golf specialty stores and other qualified retailers, both directly and through foreign distributors. We perform ongoing credit evaluations of these customers' financial condition and generally require no collateral from them. However, a severe or prolonged downturn in the general economy could adversely affect the retail golf equipment market, which in turn would negatively impact the liquidity and cash flows of these customers and make it more difficult for them to obtain credit to finance purchases of our products and to pay their trade obligations. This could result in decreased orders for our products and increased delinquent or uncollectible accounts from these customers. A decrease in orders or the failure by these customers to pay a significant portion of outstanding accounts receivable balances on a timely basis could materially adversely affect our business, financial condition and results of operations.

A decrease in corporate spending on our custom logo golf balls could materially adversely affect our business, financial condition and results of operations.

Custom imprinted golf balls, a majority of which are purchased by corporate customers, are estimated to represent, on average, between 25-30% of our global net golf ball sales. There has long been a strong connection between the business community and golf, and if corporate spending decreases, it could impact the sales of our custom imprinted golf balls.

We depend on retailers and distributors to market and sell our products, and our failure to maintain and further develop our sales channels could materially adversely affect our business, financial condition and results of operations.

We primarily sell our products through retailers and distributors and depend on these third parties to market and sell our products to consumers. Any changes to our current mix of retailers and distributors could adversely affect our sales and could negatively affect both our brand image and our reputation. Our sales depend, in part, on retailers adequately displaying our products, including providing attractive space and merchandise displays in their stores, and training their sales personnel to sell our products. If our retailers and distributors are not successful in selling our products, our sales would decrease. Our retailers frequently offer products and services of our competitors in their stores. In addition, our success in growing our presence in existing and expanding into new international markets will depend on our ability to establish relationships with new retailers and distributors. If we do not maintain our relationships with our existing retailers and distributors or develop relationships with new retailers and distributors, our ability to sell our products would be negatively impacted.

On a consolidated basis, no one customer that sells or distributes our products accounted for more than 10% of our consolidated net sales in the year ended December 31, 2025. However, our top ten customers accounted for approximately 20% of our consolidated net sales in the year ended December 31, 2025. Accordingly, the loss of a small number of our large customers, or the reduction in business with one or more of these customers, could materially adversely affect our business, financial condition and results of operations. We do not currently have minimum purchase agreements with these large customers.

Consolidation of retailers or concentration of retail market share among a few retailers may increase and concentrate our credit risk, put pressure on our margins and impair our ability to sell products.

The sporting goods and off-course golf equipment retail markets in some countries, including the United States, are dominated by a few large retailers. Certain of these retailers have in the past increased their market share and may continue to do so in the future by expanding through acquisitions and construction of additional stores. Future industry consolidation and correction is possible. These situations may result in a concentration of our credit risk with respect to our sales to such retailers, and, if any of these retailers were to experience a shortage of liquidity or other financial difficulties, or file for bankruptcy or receivership protection, it would increase the risk that their outstanding payables to us may not be paid. This consolidation may also result in larger retailers gaining increased leverage, which may impact our margins. In addition, increasing market share concentration among one or a few retailers in a particular country or region increases the risk that if any one of them substantially reduces their purchases of our products, we may be unable to find a sufficient number of other retail outlets for our products to sustain the same level of sales. Any reduction in sales by our retailers could materially adversely affect our business, financial condition and results of operations.

Our business depends on strong brands, and if we are not able to maintain and enhance our brands, we may be unable to sell our products.

Our brands have worldwide recognition, and our success depends on our ability to maintain and enhance our brand image and reputation. In particular, we believe that maintaining and enhancing the Titleist, Scotty Cameron, Vokey Design, FootJoy, KJUS and Club Glove brands is critical to maintaining and expanding our customer base. Maintaining, promoting and enhancing our brands may require us to make substantial investments in areas such as product innovation, product quality, intellectual property protection, marketing and employee training, and these investments may not have the desired impact on our brand image and reputation. Our business could be adversely impacted if we fail to achieve any of these objectives or if the reputation or image of any of our brands is tarnished or receives negative publicity. In addition, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine consumer confidence in us and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. Also, as we seek to grow our presence in existing markets, and expand into new geographic or product markets, consumers may not embrace our brand image or be willing to pay a premium to purchase our products as compared to other brands. We anticipate that as our business continues to grow our presence in existing markets and expand into new markets, maintaining and enhancing our brands may become increasingly difficult and expensive. If we are unable to maintain or enhance the image of our brands, it could materially adversely affect our business, financial condition and results of operations.

Our business and results of operations are subject to seasonality and product launch cycles, which could result in fluctuations in our operating results and stock price.

Our business is subject to seasonal fluctuations because golf is played primarily on a seasonal basis in most of the regions where we do business. See "Business – Seasonality," Item 1 of Part I to this report, for a discussion of our key selling periods and other factors relevant to our quarterly sales volumes. This seasonality affects sales in each of our reportable segments differently. In general, however, because of this seasonality, most of our sales and profitability generally occurs during the first half of the year. Accordingly, our results of operations are likely to fluctuate significantly from period to period. Results of operations in any period should not be considered indicative of the results to be expected for any future period. The seasonality of our business could be exacerbated by the adverse effects of unusual or severe weather conditions that may be caused or exacerbated by climate change.

Our sales can also be affected by the launch timing of new products. Product introductions generally stimulate sales as the golf retail channel takes on inventory of new products. Reorders of these new products then depend on the rate of sell-through. Announcements of new products can often cause our customers to defer purchasing additional golf equipment until our new products are available. Our varying product introduction cycles, which are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations – Cyclicality" and "–Product Life Cycles," Item 7 of Part II to this report, may cause our results of operations to fluctuate as each product line has different volumes, prices and margins.

We have significant international operations and are exposed to risks associated with doing business globally.

We sell and distribute our products directly in many key international markets in Europe, Asia, North America and elsewhere around the world. These activities have resulted and will continue to result in investments in inventory, accounts receivable, employees, corporate infrastructure and facilities. In addition, in the United States, there is a limited number of suppliers of certain raw materials and components for our products as well as finished goods that we sell, and we have increasingly become more reliant on suppliers and vendors located outside of the United States. The operation of foreign distribution in our international markets, as well as the management of relationships with international suppliers and vendors, will continue to require the dedication of management and other resources. We also manufacture certain of our products outside of the United States, including some of our golf balls and substantially all of our golf gloves in Thailand, and we contract to manufacture substantially all of our FootJoy footwear in Vietnam.

Political, social and geopolitical conditions in the markets in which our products are manufactured and/or sold have been and could continue to be difficult to predict, and may result in adverse effects on our business. The effects of elections, referendums or other political conditions, events, tensions, wars, and other military conflicts in these markets have in the past impacted and could continue to impact how existing laws, regulations and government programs or policies are implemented or result in uncertainty as to how such laws, regulations, programs or policies may change, including with respect to the negotiation of new trade agreements, new, expanded or retaliatory tariffs against certain countries or covering certain products or ingredients (see "—U.S. and foreign trade policies, including the assessment of tariffs and other impositions on imported goods, may have a material adverse effect on our business, financial condition and results of operations"), sanctions, environmental and climate change regulations, taxes, benefit programs, the movement of goods, services and people between countries, relationships between countries, customer or consumer perception of a particular country or its government and other matters. Such uncertainty could have a negative impact on our business. Further, any changes in global or national political movements or trade policies could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations.

In addition to the uncertainty and the foreign currency risks discussed previously under "—Our operations are conducted worldwide and our results of operations are subject to currency transaction and translation risks that could materially adversely affect our business, financial condition and results of operations," we are exposed to increased risks inherent in conducting business outside of the United States, including:

- increased difficulty in protecting our intellectual property rights and trade secrets;

- unexpected government action or changes in legal, trade, tax or regulatory requirements;

- social, economic or political instability;

- the effects of any anti-American sentiments on our brands or sales of our products;

- increased difficulty in ensuring compliance by employees, agents and contractors with our policies as well as with the laws of multiple jurisdictions;

- increased difficulty in controlling and monitoring foreign operations from the United States, including increased difficulty in identifying and recruiting qualified personnel for our foreign operations; and

- increased exposure to interruptions in air carrier or ship services.

Any violation of our policies or any applicable laws and regulations by our suppliers or manufacturers could interrupt or otherwise disrupt our sourcing, adversely affect our reputation or damage our brand image. While we do not control these suppliers or manufacturers or their labor practices, negative publicity regarding the management of facilities by, production methods of or materials used by any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to seek alternative suppliers or manufacturing sources, which could materially adversely affect our business, financial condition and results of operations.

Failure to comply with applicable anti-bribery, anti-money laundering and economic sanctions laws could subject us to substantial penalties and other adverse consequences.

We are subject to a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including anti-bribery, anti-money laundering and economic sanctions laws. The FCPA, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Economic and trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State and foreign jurisdictions impose requirements on our operations and may prohibit or restrict transactions in certain countries and with certain designated persons. In certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, we may conduct business in certain regions through third-party intermediaries over whom we have less direct control, such as subcontractors, agents and partners (including our joint venture partners). Although we have implemented policies and procedures designed to facilitate compliance with applicable anti-bribery, anti-money laundering and economic sanctions laws, our officers, directors, employees, associates, subcontractors, agents, and partners may take actions in violation of our policies. Any such violation, or allegations of such violation, could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in the U.S. or other applicable jurisdictions. Any of the foregoing could materially adversely affect our business, reputation, financial condition and results of operations.

Our business, financial condition and results of operations could be materially adversely affected if professional golfers do not endorse or use our products, or if the professional golfers using our products receive negative publicity.

We establish relationships and enter into endorsement arrangements with professional golfers in order to use, validate and promote our products, and we often feature those golfers in our advertising and marketing materials. We believe that professional usage of our products validates the performance and quality of our products and contributes to retail sales. We therefore spend a significant amount of money to secure professional usage of our products. Many other companies, however, also aggressively seek the patronage of these professionals and offer many inducements, including significant cash incentives and specially designed products, which could result in a decrease in the usage of our products by professional golfers or limit our ability to attract other tour professionals. There is a great deal of competition to secure the representation of tour professionals. As a result, it is expensive to attract and retain such tour professionals and we may lose the endorsement of these individuals, even prior to the expiration of the applicable contract term. A decline in the level of professional usage of our products, or a significant increase in the cost to attract or retain endorsers, could materially adversely affect our business, financial condition and results of operations.

Furthermore, actions taken by golfers or tours associated with our products that harm the reputations of those golfers or tours could also harm our brand image and impact our sales. We may also sponsor or feature golfers who do not perform at expected levels or who are not sufficiently marketable. If we are unable in the future to secure prominent golfers and arrange golfer endorsements of our products on terms that we deem to be reasonable, we may be required to modify our marketing platform and to rely more heavily on other forms of marketing and promotion, which may not prove to be as effective or may result in additional costs.

If we inaccurately forecast demand for our products, we may manufacture insufficient or excess quantities, which could materially adversely affect our business, financial condition and results of operations.

To reduce purchasing costs and ensure supply, we place orders with our suppliers in advance of when we expect to deliver our products. In addition, we plan our manufacturing capacity based upon the forecasted demand for our products. Forecasting the demand for our products is very difficult given the number of SKUs we offer and the amount of specification involved in each of our product categories. For example, in our golf shoe business, we offer a large variety of models as well as different styles and sizes for each model. The nature of our business makes it difficult to quickly adjust our manufacturing capacity if actual demand for our products exceeds or is less than forecasted demand. Factors that could affect our ability to accurately forecast demand for our products include, among others:

- changes in consumer demand for our products or the products of our competitors;

- new product introductions by us or our competitors;

- failure to accurately forecast consumer acceptance of our products;

- failure to anticipate consumer acceptance of new technologies;

- inability to realize revenues from booking orders;

- negative publicity associated with tours or golfers we endorse;

- unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders placed by retailers;

- weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products;

- terrorism or acts of war, or the threat thereof, which could adversely affect consumer confidence and spending or interrupt production and distribution of products and raw materials;

- abnormal weather patterns or extreme weather conditions including hurricanes, floods and droughts, among others, which may disrupt economic activity; and

- general economic conditions.

If actual demand for our products exceeds the forecasted demand, we may not be able to produce sufficient quantities of new products in time to fulfill actual demand, which could limit our sales. Any inventory levels in excess of consumer demand may result in inventory write-downs and/or the sale of excess inventory at discounted prices.

We may experience a disruption in the service, or a significant increase in the cost, of our primary delivery and shipping services for our products and component parts or a significant disruption at shipping ports.

We use United Parcel Service and FedEx Corporation for substantially all ground shipments of products to our U.S. customers. We use ocean shipping services and air carriers for most of our international shipments of products and many of the components we use to manufacture and assemble our products. If there are changes in trade or tariff laws which result in customs processing delays or any significant interruption in service by such providers or at shipping ports or airports, we may be unable to engage alternative suppliers or to receive or ship goods through alternate sites in order to deliver our products or components in a timely and cost-efficient manner. We could experience manufacturing delays, increased manufacturing and shipping costs, and lost sales due to missed delivery deadlines and product introduction and demand cycles. Any significant interruption in ground shipment services, ship services, at shipping ports or air carrier services could materially adversely affect our business, financial condition and results of operations. If the cost of delivery or shipping services were to increase significantly and the additional costs could not be covered by product pricing, our business, financial condition and results of operations could be materially adversely affected.

If we are unable to successfully manage the implementation of our new Enterprise Resource Planning ("ERP") platform, our business and results of operations or the effectiveness of our internal controls over financial reporting may be adversely affected.

We are in the process of implementing a new worldwide ERP platform as part of our plans to integrate our operations and enhance our supply chain and finance capabilities. Additional implementation activities are expected to continue in phases over the next several years. ERP implementations are complex, labor intensive, and time-consuming projects, which also involve substantial expenditures on system software and implementation activities. The successful implementation of the new ERP platform is critical to our ability to provide important information to management, obtain and deliver products, provide services and customer support, accurately maintain books and records, provide accurate, timely and reliable reports on our financial and operating results, and otherwise operate our business. ERP implementations also require transformation of business and financial processes in order to reap the benefits of the ERP system. Any such implementation involves risks inherent in the conversion to a new computer system, including loss of information and potential disruption to our normal operations. The implementation and maintenance of the new ERP platform has required, and will continue to require, the investment of significant financial and human resources, the re-engineering of processes of our business, and the attention of many employees who would otherwise be focused on other aspects of our business. Our results of operations could be adversely affected if we experience additional time delays or cost overruns during the ERP implementation process, or if we are unable to reap the benefits we expect from the new ERP platform. Any material deficiencies in the design and implementation of the new ERP platform could also result in potentially materially higher costs and could adversely affect our ability to operate our business and otherwise negatively affect our financial reporting and the effectiveness of our internal control over financial reporting. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

We rely on complex information systems to manage our manufacturing, distribution, sales, finance, accounting and other functions. If our information systems fail to perform these functions adequately or if we experience an interruption in our operations, including a breach in cybersecurity, our business, financial condition and results of operations could be materially adversely affected.

All of our major operations, including manufacturing, distribution, sales, finance and accounting, are dependent upon complex information systems. Our information systems are vulnerable to damage or interruption from:

- earthquake, fire, flood, hurricane and other natural disasters;

- power loss, computer systems failure, internet and telecommunications or data network failure;

- hackers, computer viruses, unauthorized access, software bugs or glitches; and

- accidental or unlawful acts by authorized personnel, including our employees, contractors and vendors.

For example, in November 2025, a technical error by a cloud technology company caused widespread disruptions of services across the internet. Although we did not experience any material impacts as a result of this incident, we could in the future experience similar third-party software-induced interruptions to our operations. Any damage or significant disruption in the operation of our systems, disruptions, delays or deficiencies in the design or implementation of new systems, or the failure of our information systems to perform as expected would disrupt our business, which may result in decreased sales, increased overhead costs, excess inventory or product shortages which could materially adversely affect our business, financial condition and results of operations.

Cybersecurity risks could disrupt our operations and negatively impact our reputation.

There are growing risks related to the security, confidentiality and integrity of personal and corporate information stored and transmitted electronically, consumer identity theft and user privacy due to increasingly diverse and sophisticated threats to network, systems and data security. Potential attacks span a spectrum from attacks by criminal hackers, hacktivists, and nation-state or state-sponsored actors, to employee malfeasance and human or technological error. Cyberattacks against companies like ours have increased in frequency and potential harm over time, and the methods used to gain unauthorized access constantly evolve, making it increasingly difficult to anticipate, prevent, and/or detect incidents successfully in every instance. We expend significant resources in an effort to protect against security incidents and may choose to spend additional resources or modify our business activities, particularly where required by applicable data privacy and security laws or regulations or industry standards.

While we have implemented security measures, our information technology systems, as well as those of our vendors, contractors, and other third-party partners who process information on our behalf or have access to our systems, may be susceptible to security incidents, disruptions, cyberattacks, ransomware, electronic or physical break-ins, viruses, phishing attacks and other forms of social engineering, denial-of-service attacks, third-party or employee theft or misuse and other negligent actions. Any perceived or actual unauthorized or inadvertent disclosure of personal or other confidential information, cyberattack or other breach or theft of the information we control, whether through a breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract customers, result in substantial remediation costs, subject us to claims or litigation (including class claims), regulatory enforcement, liability under data protection laws, and additional reporting requirements, result in higher insurance premiums and materially adversely affect our business, financial condition and results of operations.

Artificial intelligence presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.

Issues associated with the development and use of artificial intelligence ("AI"), combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. We have adopted and may in the future adopt and integrate generative AI tools into our systems for specific use cases in consultation with our legal and information technology departments. Our vendors may incorporate generative AI into their offerings without disclosing this use to us, and the providers of these generative AI tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors' ability to maintain an adequate level of service and experience. Although we have implemented policies and procedures intended to mitigate the risks associated with the use of AI and machine learning technologies, users of our network services, technology systems or computing equipment may take actions in violations of those policies. If we, our vendors, or our third-party partners experience an actual or perceived breach of privacy or security incident because of the use of AI, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. AI and machine learning technologies may also contribute to novel and urgent cybersecurity risks, including through the use by third parties of such technologies to launch more automated, targeted and coordinated attacks. Any of these outcomes could have a material adverse effect on our business, reputation, financial condition and results of operations.

Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

Our business involves the receipt, storage and transmission of confidential information about our customers and others, including sensitive personal information and account and payment card information. A growing number of federal, state and international data privacy and security laws and regulations have been enacted that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information. For example, several U.S. territories and all 50 states now have data breach notification laws that require timely notification to impacted individuals, and at times regulators, if a company has experienced the unauthorized access to or acquisition of personal data. In addition, comprehensive state privacy laws are expanding in the U.S. For example, the California Consumer Privacy Act (as amended, the "CCPA") gives California residents certain privacy rights in the collection and disclosure of their personal information and requires businesses to make certain disclosures, limit their use of personal information, and take certain other acts in furtherance of those rights. Failure to comply with the CCPA may result in, among other things, significant civil penalties and injunctive relief, or potential statutory or actual damages. California has created a data protection agency authorized to implement and enforce the CCPA, which could result in increased enforcement. Many other states have also passed and may continue to pass similar comprehensive privacy laws whose restrictions and requirements differ from those of California. Similar laws have also been proposed at the federal and local levels. The evolving patchwork of differing state and federal privacy and data security laws increases the cost and complexity of operating our business and increases our exposure to liability. We will continue to monitor and assess the impact of these state laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, and carry significant potential liability for our business.

Outside of the U.S., data protection laws, including the European Union's General Data Protection Regulation and the United Kingdom's General Data Protection Regulation and Data Protection Act (together referred to as the "GDPR"), also apply to some of our operations. Legal requirements in many countries relating to the collection, storage, processing and transfer of personal data continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer personal data of individuals within the European Union and the United Kingdom, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potentially significant fines for noncompliance. Other governmental authorities around the world are considering and, in some cases, have enacted, similar privacy and data security laws. Failure to comply with federal, state and international data protection laws and regulations could result in government investigations and/or enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and adverse publicity and could negatively affect our business, financial condition and results of operations.

Although we work to comply with applicable laws and regulations relating to data privacy and security, these requirements are evolving and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another or other legal obligations with which we must comply. Monitoring, preparing for and complying with the array of complex privacy and security legal regimes to which we are subject also requires us to devote significant time and resources. Moreover, many of the laws and regulations in this area are relatively new and their interpretations are uncertain and subject to change. This changing legal and regulatory landscape could in the future further limit our ability to use and share personal information and require changes to our operating model. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business and results of operations.

If the technology-based systems that give consumers the ability to shop with us online do not function effectively, our ability to grow our eCommerce business globally could be adversely affected.

We are increasingly using websites and social media to interact with consumers and as a means to enhance their experience with our products. We currently have eCommerce operations in the U.S., Canada, Europe and Asia. In our eCommerce services, we process, store and transmit customer data, including payment card information. We also collect consumer data through certain marketing activities. Failure to prevent or mitigate data loss or other security breaches, including breaches of our vendors' technology and systems, could expose us or consumers to a risk of loss or misuse of such information, result in litigation or potential liability for us and otherwise adversely affect our business, financial condition and results of operations. We would also likely suffer indirect harms such as reputational damage and reticence among other companies to do business with us. For further information, see "—We rely on complex information systems to manage our manufacturing, distribution, sales, finance, accounting and other functions. If our information systems fail to perform these functions adequately or if we experience an interruption in our operations, including a breach in cybersecurity, our business, financial condition and results of operations could be materially adversely affected."

Further, our eCommerce business is subject to general business regulations and laws, as well as regulations and laws specifically governing the internet, eCommerce and electronic devices. Existing and future laws and regulations, or new interpretations of these laws, may adversely affect our ability to conduct our eCommerce business. As a merchant that accepts debit and credit cards for payment, we are also subject to the Payment Card Industry Data Security Standard ("PCI DSS"), issued by the PCI Council. PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. Our failure to fully comply with PCI DSS could violate payment card association operating rules, federal and state laws and regulations and the terms of our contracts with payment processors and merchant banks.

Any failure on our part to provide private, secure, attractive, effective, reliable, user-friendly eCommerce platforms that offer a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of eCommerce and other sales, harm our reputation with consumers, have an adverse impact on the growth of our eCommerce business globally and could materially adversely affect our business, financial condition and results of operations.

Goodwill and identifiable intangible assets represent a significant portion of our total assets and any impairment of these assets could negatively impact our results of operations and shareholders' equity.

Our goodwill and identifiable intangible assets, which primarily consist of goodwill from acquisitions, trademarks, customer relationships and completed technology, represented 31% of our total assets as of December 31, 2025. Accounting rules require the evaluation of our goodwill and intangible assets with indefinite lives for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Such indicators include: (i) a significant adverse change in customer demand or business climate that could affect the value of an asset; (ii) general economic conditions, such as increasing U.S. Treasury rates or unexpected changes in gross domestic product growth; (iii) a change in our market shares; (iv) budget-to-actual performance and consistency of operations margins and capital expenditures; (v) a product recall or an adverse action or assessment by a regulator; or (vi) changes in management or key personnel. Goodwill and identifiable intangible assets are deemed impaired when their carrying value exceeds their fair value. If a significant amount of our goodwill and identifiable intangible assets were deemed to be impaired, our business, financial condition and results of operations could be materially adversely affected.

Our current senior management team and other key employees are critical to our success and if we are unable to attract and/or retain key employees and hire qualified management, technical and manufacturing personnel, our ability to compete could be harmed.

Our ability to maintain our competitive position is dependent to a large degree on the efforts and skills of our senior management team and our other key employees. Our executives are experienced and highly qualified with strong reputations and relationships in the golf industry, and we believe that our management team enables us to pursue our strategic goals. Our other key sales, marketing, brand building, R&D, manufacturing, intellectual property protection and support personnel are also critical to the success of our business. The loss of the services of any of our senior management team or other key employees could disrupt our operations and delay the development and introduction of our products which could materially adversely affect our business, financial condition and results of operations. We do not have employment agreements with any of the members of our senior management team, except for David Maher, our President and CEO, and Sean Sullivan, our Executive Vice President and CFO. In addition, we do not have "key person" life insurance policies covering any of our officers or other key employees.

In addition, we compete with many companies that have far greater financial resources than we do, and thus can offer current or prospective employees more lucrative compensation packages than we can. Our future success depends upon our ability to attract and retain our executive officers and other key sales, marketing, brand building, R&D, manufacturing, intellectual property protection and support personnel and any failure to do so could materially adversely affect our business, financial condition and results of operations.

Sales of our products by unauthorized retailers or distributors could adversely affect our authorized distribution channels and harm our reputation.

Some of our products find their way to unauthorized outlets or distribution channels. This "gray market" for our products can undermine authorized retailers and foreign wholesale distributors who promote and support our products, and can injure the image of our company in the minds of our customers and consumers. While we have taken some lawful steps to limit commerce of our products in the "gray market" in both the United States and abroad, we have not been successful in halting such commerce.

We may fail to grow our presence in existing international markets and expand into additional international markets.

We intend to grow our presence in and continue to expand into select international markets. To achieve satisfactory performance in these international locations, it may be necessary to locate physical facilities, such as regional offices, in these foreign markets and to hire employees who are familiar with such foreign markets and qualified to market our products. These growth and expansion plans may be unsuccessful and will require significant management attention and resources. Our business, financial condition and results of operations could be materially adversely affected if we do not achieve the international growth and expansion that we anticipate.

We are exposed to a number of different tax uncertainties, including potential changes in tax laws, unanticipated tax liabilities and limitations on utilization of tax attributes after any change of control, which could materially adversely affect our business, financial condition and results of operations.

We are subject to income taxes in the United States (federal and state) and numerous foreign jurisdictions. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Changes to or promulgation of new tax laws, interpretive regulations, other tax or accounting guidance could significantly impact how we are taxed on both U.S. and foreign earnings. Transactions that we have arranged in light of current tax rules could have adverse consequences if those tax rules change, and the imposition of any new or increased tariffs, duties and taxes could materially adversely affect our business, financial condition and results of operations.

Our effective tax rates in the future could be adversely affected by a number of factors, including changes in the expected geographic mix of earnings in countries with differing statutory tax rates, changes in the valuation and realizability of deferred tax assets and liabilities, changes to or issuance of new tax laws, interpretive regulations, notices or other administrative practices, principles, or guidance, changes to or issuance of new accounting guidance, changes in foreign currency exchange rates, entry into new businesses and geographies, changes to our existing businesses and operations, acquisitions (including integrations) and investments and how they are financed, changes in our stock price, and the outcome of income tax audits in various jurisdictions around the world.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss ("NOL") carryforwards and other pre-change tax attributes, such as foreign tax credits and research tax credits, to offset its post-change income and taxes may be limited. In general, an "ownership change" generally occurs if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. We may experience an ownership change from future transactions in our stock, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use pre-change NOL carryforwards or other pre-change tax attributes to offset U.S. federal and state taxable income and taxes may be subject to incremental limitations.

We are engaged in a number of intercompany transactions across multiple tax jurisdictions. Although we believe that these transactions reflect the accurate economic allocation of profit and that the proper transfer pricing documentation is in place, the profit allocation and transfer pricing terms and conditions may be scrutinized by local tax authorities during an audit and any resulting changes may impact our mix of earnings in countries with differing statutory tax rates.

We are also subject to the audit or examination of our tax returns by the Internal Revenue Service (the "IRS") and other tax authorities whereby tax authorities could impose additional tariffs, duties, taxes, penalties and interest on us. The determination of our worldwide provision for income taxes and other tax liabilities requires complex computations and significant judgments, and there are many transactions and calculations for which the ultimate tax determination is uncertain. Although we believe our estimates are reasonable and our tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from our historical income tax provisions and accruals. The results of audits or related disputes could have an adverse effect on our financial statements and our financial results for the period or periods for which the applicable final determinations are made.

Portions of our operations are subject to a reduced tax rate or are free of tax under various tax holidays and rulings that expire in whole or in part from time to time. These tax holidays and rulings may be extended when certain conditions are met, or terminated if certain conditions are not met. If the tax holidays and rulings are not extended, or if we fail to satisfy the conditions of the reduced tax rate, then our effective tax rate would increase in the future.

Over the past several years, the Organization for Economic Co-operation and Development ("OECD"), which represents a coalition of member countries that encompass many of the jurisdictions in which we operate, has promulgated recommended changes to numerous long standing international tax principles through its Base Erosion and Profit Shifting ("BEPS") project, including the Pillar II global minimum tax regime. Certain countries in which we operate have enacted legislation consistent with the OECD Pillar II model rules and have introduced a 15% global minimum tax rate for large multinational corporations, effective beginning in 2024. We are included in the consolidated financial statements of a global ultimate parent, are monitoring legislative developments, and are continuing to evaluate the potential impact of Pillar II on our consolidated financial statements. While we do not expect the impact of Pillar II to be material, jurisdictions in which we do business may continue to react to the BEPS initiative by enacting further tax legislation, and our business could be materially impacted.

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act, which includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Tax Cuts and Jobs Act of 2017. This legislation has multiple effective dates, with certain provisions effective in 2025 and others in future periods.

Our insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We maintain insurance of the type and in amounts that we believe is commercially reasonable and that is available to businesses in our industry. We carry various types of insurance, including general liability, auto liability, workers' compensation, property, stock throughput, cyber and excess umbrella, from highly rated insurance carriers. We believe that the policy specifications and insured limits are adequate to cover against foreseeable losses with terms and conditions that are reasonable and customary for similar businesses and are within industry standards. Nevertheless, market forces beyond our control could limit the scope of the insurance coverage that we can obtain in the future or restrict our ability to buy insurance coverage at reasonable rates. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any deductible and/or self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks.

In the event of a substantial loss, the insurance coverage that we carry may not be sufficient to compensate us for the losses we incur or any costs for which we are responsible. In addition, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, we maintain business interruption insurance, but there can be no assurance that the coverage for a severe or prolonged business interruption would be adequate and the deductibles for such insurance may be high. These losses, if they occur, could materially adversely affect our business, financial condition and results of operations.

We are subject to product liability, warranty and recall claims, and our insurance may not cover such claims.

Our products expose us to warranty claims and product liability claims if products we manufacture, sell or design actually or allegedly fail to perform as expected, or the use of those products results, or is alleged to result, in personal injury, death or property damage. Further, we or one or more of our suppliers might not adhere to product safety requirements or quality control standards, and products may be shipped to retail partners before the issue is identified. If this occurs, we may have to recall our products to address performance, compliance or other safety related issues. The financial costs we may incur in connection with these recalls typically would include the cost of the product being replaced or repaired and associated labor and administrative costs and, if applicable, governmental fines and/or penalties.

Product recalls can harm our reputation and cause us to lose customers, particularly if those recalls cause consumers to question the performance, quality, safety or reliability of our products. Substantial costs incurred or lost sales caused by future product recalls could materially adversely affect our business, financial condition and results of operations. Conversely, not issuing a recall or not issuing a recall on a timely basis can harm our reputation and cause us to lose customers for the same reasons as expressed above. Product recalls, withdrawals, repairs or replacements may also increase the amount of competition that we face.

There is no assurance that we can successfully defend or settle all product liability cases. Our insurance policies provide coverage against claims resulting from alleged injuries arising from our products sustained during the respective policy periods, subject to policy terms and conditions. There can be no assurance that this coverage will be renewed or otherwise remain available in the future, that our insurers will be financially viable when payment of a claim is required, that the cost of such insurance will not increase, or that this insurance will ultimately prove to be adequate under our various policies. Furthermore, future rate increases might make insurance coverage programs uneconomical for us to maintain. These potential insurance-related problems or any adverse outcome in any liability suit could create increased expenses which could harm our business. We are unable to predict the nature of product liability claims that may be made against us in the future with respect to injuries, diseases or other illnesses resulting from the use of our products or the materials incorporated in our products.

Our actual product warranty obligations could materially differ from historical rates, which would oblige us to revise our estimated warranty liability accordingly. Adverse determinations of material product liability and warranty claims made against us could materially adversely affect our business, financial condition and results of operations and could harm the reputation of our brands.

We may be subject to litigation and other regulatory proceedings which may result in the expense of time and resources and could materially adversely affect our business, financial condition and results of operations.

From time to time, we are involved in lawsuits and regulatory actions relating to our business, including those that may relate to intellectual property, antitrust, data protection, commercial and employment matters and product liability. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the likelihood of such lawsuits or regulatory proceedings occurring or the ultimate outcome of any such proceedings. An unfavorable outcome could materially adversely affect our business, financial condition and results of operations. In addition, any such proceeding, regardless of its merits, could divert management's attention from our operations and result in substantial legal fees.

We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our operations in the future.

Our properties and operations are subject to a number of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, water discharges, handling and disposal of solid and hazardous substances and wastes, soil and groundwater contamination and employee health and safety. Our failure to comply with such environmental, health and safety laws and regulations could result in substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring remedial or corrective measures, installation of pollution control equipment or other actions.

We may also be subject to liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, even if such contamination was not caused by us, and we may face claims alleging harm to health or property or natural resource damages arising out of contamination or exposure to hazardous substances. We may also be subject to similar liabilities and claims in connection with locations at which hazardous substances or wastes we have generated have been stored, treated, otherwise managed or disposed.

We use certain substances and generate certain wastes that may be deemed hazardous or toxic under environmental laws, and we from time to time have incurred, and in the future may incur, costs related to cleaning up contamination resulting from historic uses of certain of our current or former properties or our treatment, storage or disposal of wastes at facilities owned by others. The costs of investigation, remediation or removal of such materials may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to use, transfer or obtain financing regarding our property. Liability in many situations may be imposed not only without regard to fault, but may also be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire amount.

Environmental conditions at or related to our current or former properties or operations, and/or the costs of complying with current or future environmental, health and safety requirements (which have become more stringent and complex over time) could materially adversely affect our business, financial condition and results of operations.

We may require additional capital in the future, and such capital may not be available at all or available on terms acceptable to us and, if it is available, additional capital raised by us may dilute holders of our common stock.

We may need to raise additional funds through public or private debt (for example, our senior notes offering in 2025) or equity financings in order to:

- fund ongoing operations;

- take advantage of opportunities, including expansion of our business or the acquisition of complementary products, technologies or businesses;

- develop new products; or

- respond to competitive pressures.

Any additional capital raised through the sale of equity or securities convertible into equity will dilute the percentage ownership of holders of our common stock. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favorable to us, or at all, especially during periods of adverse economic conditions, which could make it more difficult or impossible for us to obtain funding for the operation of our business, for making additional investments in product development and for repaying outstanding indebtedness. Our inability to obtain additional funding on favorable terms could limit our ability to make expenditures that may be required for business growth or operational enhancements.

Our growth initiatives require significant capital investments and there can be no assurance that we will realize a positive return on these investments.

Initiatives to upgrade our facilities and business processes and to invest in technological improvements to our manufacturing and assembly facilities involve many risks, which could result in, among other things, business interruptions and increased costs, any of which may result in our inability to realize returns on our capital investments. If we have insufficient sales or are unable to realize the full potential of our capital investments, we may not realize a positive return on our investment, which could impact our margins and have a significant adverse effect on our business, financial condition and results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.

We have made acquisitions and investments in the past and may pursue further acquisitions and investments in the future. These transactions are accompanied by risks. For instance, an acquisition could have a negative effect on our financial and strategic position and reputation, or the acquired business could fail to further our strategic goals. We may not be able to successfully integrate acquired businesses into ours, and therefore we may not be able to realize the intended benefits from an acquisition. We may have a lack of experience in new markets or products brought on by the acquisition and we may have an initial dependence on unfamiliar supply or distribution partners. Any of the foregoing could divert management's attention from our business and have a material adverse effect on our business, reputation, financial condition and results of operations.

Terrorist activities and international political instability may decrease demand for our products and disrupt our business.

Terrorist activities and armed conflicts could have an adverse effect upon the United States or worldwide economy and could cause decreased demand for our products. If such events disrupt domestic or international air, ground or sea shipments, or the operation of our suppliers or our manufacturing facilities, our ability to obtain the materials necessary to manufacture products and to deliver customer orders would be harmed, which could materially adversely affect our business, financial condition and results of operations. Such events can negatively impact tourism, which could adversely affect our sales to retailers at resorts and other vacation destinations. In addition, the occurrence of political instability and/or terrorist activities generally restricts travel to and from the affected areas, making it more difficult to manage our global operations.

Our business could be harmed by the occurrence of natural disasters or pandemic diseases.

The occurrence of a natural disaster, such as an earthquake, tsunami, fire, flood or hurricane, or the outbreak of a pandemic disease could materially adversely affect our business, financial condition and results of operations. A natural disaster or a pandemic disease could adversely affect both the demand for our products as well as the supply of the raw materials or components used to make our products. Demand for golf products also could be negatively affected if consumers in the affected regions restrict their recreational activities and discretionary spending and as tourism to those areas declines. If our suppliers experience a significant disruption in their business as a result of a natural disaster or pandemic disease, our ability to obtain the necessary raw materials or components to make products could be materially adversely affected. In addition, the occurrence of a natural disaster or the outbreak of a pandemic disease generally restricts travel to and from the affected areas, making it more difficult to manage our global operations.

Risks Related to Our Indebtedness

A high degree of leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under our indebtedness.

As of December 31, 2025, we had $950.3 million of indebtedness. As of December 31, 2025, we had available borrowing capacity under our multi-currency revolving credit facility of $514.7 million after giving effect to $4.0 million of outstanding letters of credit and we had available borrowing capacity under our local credit facilities of $37.8 million. As of December 31, 2025, we had no outstanding interest rate swap contracts to hedge the interest rate risk on our variable rate debt.

A high degree of leverage could have important consequences for us, including:

- requiring us to utilize a substantial portion of our cash flows from operations to service our indebtedness, reducing the availability of our cash flows to fund working capital, capital expenditures, product development, acquisitions, general corporate and other purposes;

- increasing our vulnerability to adverse economic, industry or competitive developments;

- exposing us to the risk of increased interest rates because some of our borrowings are at variable rates of interest;

- making it more difficult for us to satisfy our obligations with respect to our indebtedness and any failure to comply with the obligations of any of our debt instruments, including financial maintenance covenants and restrictive covenants, if not cured or waived, could result in an event of default under the agreements governing our indebtedness;

- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

- limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

- limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Servicing our indebtedness requires a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations, or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms, or at all, and these actions may not be sufficient to meet our capital requirements. In addition, any refinancing of our indebtedness could be at a higher interest rate, and the terms of our existing or future debt arrangements may restrict us from utilizing such alternatives. Any downgrade in our corporate credit ratings or the credit ratings of the Notes, or any indications from the rating agencies that our ratings are under surveillance or under review with possible negative implications could increase our cost of financing and limit our ability to access the capital markets to meet liquidity needs. Our failure to make the required interest and principal payments on our indebtedness could result in an event of default under the agreements governing our other indebtedness, which may result in the acceleration of some or all of our outstanding indebtedness. In the absence of sufficient resources to service our debt and meet our other commitments, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The credit agreement that governs our multi-currency revolving credit facility imposes restrictions on our ability to dispose of assets and use the proceeds from any such disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from such dispositions and these proceeds may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

We and our subsidiaries may be able to incur significant amounts of debt, which could exacerbate the risks associated with

our current indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the credit agreement that governs our multi-currency revolving credit facility and the indenture that governs the 2033 Notes contain restrictions on incurring indebtedness for borrowed money, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If we incur additional debt, the risks associated with our existing debt, including our ability to service our debt, could intensify.

The credit agreement that governs our multi-currency revolving credit facility contains restrictions that limit our flexibility in operating our business.

The credit agreement that governs our multi-currency revolving credit facility contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit the ability of our subsidiaries to, among other things:

- incur additional indebtedness and guarantee indebtedness;

- issue certain preferred stock or similar equity securities;

- pay dividends or make other distributions in respect of, or repurchase or redeem, our capital stock;

- prepay, redeem or repurchase certain debt;

- make loans and investments;

- sell assets;

- incur liens;

- enter into transactions with affiliates;

- enter into agreements restricting our subsidiaries' ability to pay dividends; and

- consolidate, merge or sell all or substantially all of our assets.

As a result of these and other covenants and restrictions, we are and will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. In addition, our credit agreement requires us to maintain specified financial maintenance ratios and, in connection with certain transactions, satisfy other financial condition tests. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. A breach of any of these covenants, among others, could result in a default under one or more of these agreements, including as a result of cross default provisions, which, if not cured or waived, could result in our being required to repay these borrowings before their maturity. If we are unable to repay outstanding borrowings when due, the lenders under our multi-currency revolving credit facility have the right to proceed against the collateral granted to them to secure the debt. If lenders under our multi-currency revolving credit facility accelerate the debt thereunder, then the obligations under the 2033 Notes could be accelerated. We cannot provide assurance that, if the indebtedness under our multi-currency revolving credit facility and the 2033 Notes were to be accelerated, our assets would be sufficient to repay in full that indebtedness and our other indebtedness. If not cured or waived, such acceleration could have a material adverse effect on our business and our prospects.

We may utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness or alter our floating-to-fixed interest rate mix, and we may be exposed to risks related to counterparty credit worthiness or non-performance of these instruments.

We may enter into floating-to-fixed interest rate swaps to limit our exposure to changes in variable interest rates or otherwise alter our floating-to-fixed interest rate mix. Such instruments may result in economic losses depending on how interest rates change in relation to our swap positions. We may be exposed to credit-related losses, which could impact the results of operations in the event of fluctuations in the fair value of the interest rate swaps due to a change in the credit worthiness or non-performance by the counterparties to the interest rate swaps.

Risks Related to Ownership of Our Common Stock

The interests of Magnus and its affiliates and any of their successors or transferees may conflict with other holders of our common stock.

As of December 31, 2025, Magnus beneficially owned approximately 50.6% of our outstanding common stock.

Magnus is able to control the election and removal of our directors and thereby effectively determine, among other things, the payment of dividends, our corporate and management policies, including potential mergers or acquisitions or asset sales, amendment of our amended and restated certificate of incorporation or amended and restated bylaws, and other significant corporate transactions for so long as Magnus retains significant ownership of us. So long as Magnus continues to own a significant amount of our voting power, even if such amount is less than 50%, Magnus will continue to be able to strongly influence or effectively control our decisions. The interests of Magnus and its affiliates may not coincide with the interests of other holders of our common stock.

By controlling the election and removal of our directors, Magnus is able to effectively determine the payment of dividends on our common stock. Magnus may cause us to pay dividends on our common stock at times or in amounts that may not be in the best interest of us or other holders of our common stock. For example, it may be in the interest of Magnus and its affiliates to cause the payment of dividends on our common stock in order to satisfy obligations under loan agreements they may enter into from time to time. See "—We cannot assure you that we will pay dividends on our common stock, and our indebtedness and other factors could limit our ability to pay dividends on our common stock."

In the ordinary course of its business activities, Magnus and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders. Except as may be limited by applicable law, Magnus and its affiliates do not have any duty to refrain from competing directly with us or engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Magnus and its affiliates also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, Magnus and its affiliates may have an interest in us pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might present risks to other shareholders.

In addition, the concentration of our ownership held by Magnus may delay, deter or prevent possible changes in control of the Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us, which may reduce the value of an investment in our common stock. Magnus may also transfer a substantial amount of our common stock, including a controlling interest in Acushnet, to third parties. The interests of any such transferees may not coincide with the interests of other holders of our common stock.

In the past, Magnus and its affiliates have entered into loan agreements, some of which have included pledges of their holdings of our common stock to their lenders. Although we have been informed by Magnus that its shares of our common stock are not pledged as collateral under any existing loan agreements, those loan agreements could be amended, and those amended loan agreements or any future loan agreements could provide for pledges of its shares of our common stock. In the past, Magnus has informed us that its shares of our common stock were its only assets. Any transfer by Magnus of its ownership stake in us as a result of its obligations to third parties or otherwise could have a significant impact on our shareholding structure and our corporate governance, and the occurrence or expectation of such a transfer could materially depress the market price of our common stock. Such transfers of our common stock may also result in a change of control and cause an event of default or other negative consequences under certain agreements and other instruments that we have or may enter into from time to time. Under the credit agreement that governs our multi-currency revolving credit facility, for example, if any person (other than certain permitted parties, which include an affiliate of Magnus) were to become the beneficial owner of 35% or more of our outstanding common stock, it would result in a change of control and cause an event of default. A change of control under our outstanding equity award agreements and other employment arrangements may result in the vesting of outstanding equity awards and the acceleration of benefits or other payments under certain employment arrangements.

We are a "controlled company" under NYSE rules and, as a result, we qualify for and may elect to rely upon exemptions from certain corporate governance requirements that would otherwise provide protection to our shareholders.

As of December 31, 2025, Magnus beneficially owned approximately 50.6%, of our outstanding common stock. As a result, we qualify as a "controlled company" within the meaning of the corporate governance standards of the NYSE. As a controlled company, we may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of our board of directors consist of independent directors;

- the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

- the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

We have not elected to rely on any of the "controlled company" exemptions at this time. However, if we elect to rely on one or more of the exemptions in the future, our other shareholders will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

Our share repurchase program could be suspended or terminated, may not enhance long-term stockholder value, and may increase the volatility of the price of our stock and diminish our cash reserves.

Our board of directors has authorized us to repurchase up to $1.25 billion of our common stock since our share repurchase program was established in 2018. Our share repurchase program does not have an expiration date and does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. Decisions regarding the repurchase of shares will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, covenants associated with certain of our debt service obligations, associated taxes, legal requirements and regulatory constraints, in addition to equity market conditions and our share price. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our stock. We cannot guarantee that we will repurchase shares in the future or conduct share repurchase programs.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness and other factors could limit our ability to pay dividends on our common stock.

We intend to pay cash dividends on our common stock, subject to the discretion of our board of directors and our compliance with applicable law, and depending on, among other things, our results of operations, capital requirements, financial condition, contractual restrictions, restrictions in our debt agreements and in any equity securities, business prospects and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we depend on our subsidiaries for cash to fund all our operations and expenses. We expect to pay dividends, if any, only from funds we receive from our subsidiaries, which may further restrict our ability to pay dividends due to the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. Certain of our existing agreements governing indebtedness, including the credit agreement that governs our multi-currency revolving credit facility, under certain conditions restrict our ability to pay dividends on our common stock. We expect that any future agreements governing indebtedness will contain similar restrictions. For more information, see "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Dividend Policy," Item 5 of Part II to this report, and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources," Item 7 of Part II to this report.

Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying debt, we risk, among other things, slowing the pace of our growth and having insufficient cash to fund our operations or unanticipated capital expenditures or limiting our ability to incur additional borrowings. Although we expect to pay dividends according to our dividend policy, we may determine not to pay dividends according to our policy, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends.

The declaration and payment of dividends will be determined at the discretion of our board of directors, acting in compliance with applicable law and contractual restrictions. However, the composition of our board of directors is determined by Magnus, which controls a majority of the voting power of all outstanding shares of our common stock. Accordingly, the decision to declare and pay dividends on our common stock in the future, as well as the amount of each such dividend payment, may also depend on the amounts Magnus requires for its needs.

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

As of December 31, 2025, we had 441,628,178 shares of common stock authorized but unissued. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and securities convertible into, exchangeable for, or exercisable into our common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have 6,007,959 shares available for issuance under the Acushnet Holdings Corp. Amended and Restated 2015 Omnibus Incentive Plan (the "Amended and Restated 2015 Plan"). Any shares of common stock that we issue, under the Amended and Restated 2015 Plan or other equity incentive plans that we may adopt in the future, will dilute the percentage ownership held by our existing shareholders.

Future equity sales, or the perception of future equity sales, by us or our existing shareholders in the public market could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, including sales by us or our shareholders, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell newly issued equity securities in the future at a time and at a price that we deem appropriate. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the merger or acquisition of Acushnet more difficult without the approval of our board of directors. Among other things:

- although we do not have a stockholder rights plan, these provisions would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

- these provisions require advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

- these provisions prohibit stockholder action by written consent;

- these provisions provide for the removal of directors only upon affirmative vote of holders of at least 66⅔% of the shares of common stock entitled to vote generally in the election of directors if Magnus and its affiliates hold less than 50% of our outstanding shares of common stock; and

- these provisions require the amendment of certain provisions only by the affirmative vote of at least 66⅔% of the shares of common stock entitled to vote generally in the election of directors if Magnus and its affiliates hold less than 50% of our outstanding shares of common stock.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our shareholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of Acushnet, including actions that our shareholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

General Risk Factors

If our estimates or judgments relating to our critical accounting estimates prove to be incorrect, our financial condition and results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations," Item 7 of Part II to this report. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to impairment of goodwill, pension and other post-retirement benefits, provisions for income taxes and valuation allowances for deferred tax assets. Our financial condition and results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our common stock.

The market price of shares of our common stock may be volatile.

Our common stock is traded on the NYSE. Factors such as general market conditions, actions by institutional investors to rapidly accumulate or divest of a substantial number of our shares, fluctuations in financial results, variances from financial market expectations, changes in earnings estimates or recommendations by analysts, or announcements by us or our competitors may cause the market price of our common stock to fluctuate, perhaps substantially.

If we are unable to maintain effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements, which could have a material adverse effect on our business and stock price.

If we fail to maintain effective internal controls over financial reporting or if we identify material weaknesses in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial statements which could cause the market price of our common stock to decline, and we could become subject to sanctions or investigations by the stock exchange upon which our common stock is listed, the SEC or other regulatory authorities, and we could be delayed in delivering financial statements, which could result in a default under the agreements governing our indebtedness.

ITEM 1B.   **UNRESOLVED STAFF COMMENTS**

None.

ITEM 1C.   **CYBERSECURITY**

To more effectively prevent, detect and respond to cyber and information security threats, we maintain a global cyber security risk management program designed to identify, assess, and manage material risks from cybersecurity threats and to protect the security, confidentiality, integrity and availability of our critical information technology systems and information. Our cybersecurity risk management program is supervised by a dedicated Senior Director of Cyber & Information Security (the "SDCIS"), who has more than 30 years of experience in cybersecurity and information technology in both private industry and the United States Air Force. The SDCIS is responsible for leading an enterprise-wide cyber security strategy, policy, standards, architecture and processes. The SDCIS reports directly to our Executive Vice President and Chief Technology and Digital Officer (the "CTDO"). For information regarding the relevant expertise and qualifications of our CTDO, see "Information About Our Executive Officers" included in Part I of this report. The cyber risk management program is based on a leading cyber risk controls framework and includes periodic maturity and risk assessments.

Our board of directors has established oversight mechanisms to manage risks from cybersecurity threats. The Audit Committee has responsibility for overseeing our cyber and information security program, which institutes and maintains controls for our systems, applications, and databases and for our third-party providers. The Audit Committee receives quarterly updates on the status of the cyber risk management program from the CTDO which include, among other things, a review of a dynamic and emerging cyber threat landscape, security events of note, updates on cyber risks and threats and the status of projects to strengthen and mature our cyber and information security program. Additionally, the SDCIS chairs the Cybersecurity Risk Committee, which seeks to drive awareness, ownership and alignment across broad governance and risk stakeholder groups for enhanced effectiveness of cybersecurity risk management and reporting. Members of senior management also discuss cybersecurity developments with the CTDO and SDCIS between meetings. Top identified cyber risks, metrics and measures of the effectiveness of the cyber risk management program are reviewed quarterly at the Cybersecurity Risk Committee and Company Risk Management Committee. Our Board also receives periodic updates from the CTDO and the SDCIS relating to cyber and information security risks.

We annually engage third parties (as well as our own internal audit department) to audit our cyber and information security programs, processes and controls, and the findings of these parties are reported to the Audit Committee and the full Board. These audits include annual penetration testing and web application assessments by third parties to test control effectiveness against threat actor attack techniques. We also partner with a third-party managed security operations center that provides around-the-clock threat monitoring, alerting, response, threat intelligence and brand protection services.

Our processes also address cybersecurity risks associated with our use of third-party service providers. We oversee third-party service providers by conducting vendor diligence upon onboarding and ongoing monitoring. Vendors are assessed for risk based on the nature of their service, access to data and systems and supply chain risk and, based on that assessment, we conduct diligence that may include completing security questionnaires, onsite evaluation, penetration test and policy reviews, and scans or other technical evaluations. We also partner and actively engage with key vendors and industry participants to share intelligence, best practices and benchmarking data with other member organizations of the Retail and Hospitality Information Sharing and Analysis Center, which aims to help its members improve their security posture and resilience against cyber-attacks.

We maintain a Cyber and Data Security Incident Response Plan to more effectively respond to cyber and information security events. Periodically, we conduct a cybersecurity incident response tabletop exercise to test response actions of the Security Incident Response Team, to facilitate group discussions regarding the effectiveness of our cybersecurity incident response strategies and tactics and to update the plan with any lessons learned from the exercise. We have also retained a third-party service provider to assist with cybersecurity incident response and forensics.

Our Security Awareness Program includes training that reinforces cybersecurity risk management policies, standards and practices, as well as the expectation that employees comply with these policies. The Security Awareness Program also trains personnel on how to identify potential cybersecurity risks and protect our resources and information. This training is mandatory for all relevant employees globally on a periodic basis, and it is supplemented by firmwide testing initiatives, including quarterly phishing tests. We provide specialized security training for certain employees such as application developers, human resources and finance teams. Finally, our Global Privacy Program requires all relevant employees to take periodic awareness training on data privacy. This privacy-focused training includes information about the relevant laws, confidentiality and security, as well as how to effectively report and respond to unauthorized access to or use of personal information.

As of the date of this report, we have not experienced any current or past cybersecurity incidents that resulted in a material effect on our business strategy, results of operations or financial condition. Despite our continuing efforts, we cannot guarantee that our cybersecurity safeguards will prevent breaches or breakdowns of our or our third-party service providers' information technology systems, particularly in the face of continually evolving cybersecurity threats and increasingly sophisticated threat actors. For more information about the cybersecurity risks we face, see the risk factor in Item 1A entitled "*We rely on complex information systems to manage our manufacturing, distribution, sales, finance, accounting and other functions. If our information systems fail to perform these functions adequately or if we experience an interruption in our operations, including a breach in cybersecurity, our business, financial condition and results of operations could be materially adversely affected.*"

ITEM 2.   PROPERTIES

Our material facilities are located worldwide as shown in the table below.

Location	Type	Facility Size[1]	Leased/Owned
Fairhaven, Massachusetts	Headquarters and golf ball R&D	222,720	Owned
Golf Balls			
North Dartmouth, Massachusetts	Golf ball manufacturing	179,602	Owned
New Bedford, Massachusetts	Golf ball manufacturing	244,091	Owned
Amphur Pluakdaeng Rayong, Thailand	Golf ball manufacturing	230,003	Owned
New Bedford, Massachusetts	Golf ball customization and distribution center	438,007	Owned
Fairhaven, Massachusetts	Golf ball packaging	49,580	Owned
New Bedford, Massachusetts	Golf ball advanced engineering and ball cavity manufacturing	34,000	Owned
Sugarland, Texas	Golf ball recycling and distribution center	87,214	Leased
Golf Clubs, Wedges and Putters			
Carlsbad, California	Golf club assembly	165,485	Leased
Carlsbad, California	Tour testing and golf club R&D	50,000	Leased
Oceanside, California	Digital media studio	40,515	Leased
San Marcos, California	Putter research	19,200	Leased
Encinitas, California	Putter fitting and sales	3,754	Leased
Tokyo, Japan	Golf club assembly	45,274	Leased
FootJoy			
Sriracha Chonburi, Thailand	Golf glove manufacturing	112,847	Building Owned/ Land Leased
Sales Offices and Distribution Centers (used by multiple reportable segments)			
Fairhaven, Massachusetts	East Coast customization and distribution center	185,370	Owned
Vista, California	West Coast distribution center and golf bag embroidery	102,319	Leased
Lakeville, Massachusetts	East Coast customization and distribution center	555,395	Leased
Cambridgeshire, United Kingdom	Sales office and distribution center, as well as golf club assembly and golf ball customization	156,326	Owned
Helmond, The Netherlands	Sales office and distribution center	69,965	Leased
Victoria, Australia	Sales office and distribution center, as well as golf club assembly	37,027	Leased
Ontario, Canada	Sales office and distribution center	102,057	Leased
Randburg, South Africa	Sales office and distribution center, as well as golf club assembly	25,060	Leased
Yongin-shi, Korea	Distribution center, golf ball customization and golf club assembly	174,982	Leased
Product Testing and Fitting Centers (Golf Balls and Golf Clubs)			
Acushnet, Massachusetts	East Coast product testing and fitting for golf balls and golf clubs	22 acres total, including multiple buildings that total 19,492 square feet	Owned
Oceanside, California	West Coast product testing and fitting for golf balls and golf clubs (Titleist Performance Institute)	30 acres total, including multiple buildings that total 40,600 square feet	Owned
Tokyo, Japan	Golf club testing, sales and education (Titleist Performance Institute)	33,491	Leased

[1]   Facility size represents square footage of the building, unless otherwise noted.

We have additional sales offices and facilities in Colorado, Utah, New Zealand, Malaysia, Singapore, Hong Kong, Taiwan, Japan, Korea, Thailand, Scotland, Sweden, France, Germany and Switzerland. In the opinion of our management, our properties are adequate and suitable for our business as presently conducted and are adequately maintained.

ITEM 3. LEGAL PROCEEDINGS

We are party to lawsuits associated with the normal conduct of our businesses and operations. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that some of these actions could be decided unfavorably.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Executive Officers

Set forth below is information concerning the Company's executive officers as of February 27, 2026.

Name	Age	Position
David Maher	58	President and Chief Executive Officer
Sean Sullivan	58	Executive Vice President and Chief Financial Officer
Mary Lou Bohn	65	President, Titleist Golf Balls
Steven Pelisek	65	President, Titleist Golf Clubs
John (Jay) Duke, Jr.	57	President, Golf Gear
Christopher Lindner	57	President, FootJoy
Tessa Judge	42	Executive Vice President, Chief Legal Officer and Corporate Secretary
Brendan Reidy	48	Executive Vice President, Chief People Officer
Roger Czuchra	56	Executive Vice President, Chief Technology and Digital Officer
Nicholas Mohamed	50	Vice President, Corporate Controller and Principal Accounting Officer

David Maher, 58, joined the Company in 1991 and was appointed President and Chief Executive Officer in January 2018. From 2001 through 2017, Mr. Maher held a variety of roles at the Company's Fairhaven, Massachusetts headquarters, including Vice President, Titleist U.S. Sales; Senior Vice President, Titleist Worldwide Sales and Global Operations; and Chief Operating Officer. Prior to that, Mr. Maher spent several years in Northern California as a Titleist Sales Representative and Northwest Regional Director, and previously gained valuable experience in the Company's professional development program, working in golf ball operations in Massachusetts, the FootJoy factory in Brockton, Massachusetts and in the Company's Southern California golf club operations. Mr. Maher holds a B.S. in Finance from Babson College.

Sean Sullivan, 58, joined the Company and was appointed Executive Vice President and Chief Financial Officer in June 2023. Prior to joining the Company, Mr. Sullivan served as the Executive Vice President and Chief Financial Officer of SiriusXM Holdings, Inc., a position he held since October 2020. Prior to joining SiriusXM Holdings, Inc., Mr. Sullivan served as Executive Vice President and Chief Financial Officer of AMC Networks, Inc. from 2011 to September 2020, Chief Corporate Officer of RMH from 2010 to 2011, Chief Financial Officer of HiT Entertainment from 2009 to 2010 and Chief Financial Officer and President of Commercial Print and Packaging division of Cenveo, Inc. from 2005 to 2008. From October 2016 to June 2023, Mr. Sullivan served on the Company's board of directors. Mr. Sullivan holds an M.B.A. from Columbia Business School and a B.B.A. in Accounting from the University of Notre Dame.

Mary Lou Bohn, 65, joined the Company in 1987 and was appointed President, Titleist Golf Balls in 2016. Prior to that, Ms. Bohn held positions at the Company of Executive Vice President, Titleist Golf Balls and Communications; Vice President Golf Ball Marketing and Titleist Communications; Vice President, Advertising & Communications; and Director, Titleist Advertising. Ms. Bohn holds a B.S. in Business Administration from the University of New Hampshire.

Steven Pelisek, 65, joined the Company in 1993 and was appointed President, Titleist Golf Clubs in 2016. Prior to that, Mr. Pelisek held positions at the Company of General Manager, Titleist Golf Clubs and Vice President, Club Sales for both the Titleist and Cobra golf club brands. In addition, Mr. Pelisek has held both Marketing and Field Sales positions with the Company and with Lynx Golf. Mr. Pelisek holds a B.S. in Engineering and an M.S. in Civil Engineering, both from the University of Maryland.

John (Jay) Duke, Jr., 57, joined the Company and was appointed President, Golf Gear in 2014. Prior to joining the Company, Mr. Duke was Vice President and Global Franchise Leader for Hasbro - Transformers Global Brand from 2012-2014, President of Karhu Holdings BV from 2008-2012, and held senior general management and strategy positions with

Converse Inc. (a subsidiary of Nike, Inc.). Mr. Duke also spent time earlier in his career working for Morgan Stanley's Investment Banking Division and in general management positions with Reebok International Ltd. Mr. Duke holds a B.A. in Economics and History from Boston College and an M.B.A. from Duke University.

Christopher Lindner, 57, joined the Company and was appointed President, FootJoy in 2016. Prior to joining the Company, Mr. Lindner held positions at Wolverine Worldwide Inc. from 2010 to 2016, including as President of Keds, and Chief Marketing Officer and Senior Vice President of North America Sales for Saucony. Prior to 2010, Mr. Lindner held various positions with Nike, Inc., including as Vice President of Global Marketing for Converse and Vice President of Global Marketing for Bauer Hockey, and leadership positions with Electronic Arts. Mr. Lindner graduated from the University of St. Thomas with a B.A. in Business Administration – Management.

Tessa Judge, 42, joined the Company in December 2025 and was appointed Executive Vice President, Chief Legal Officer and Corporate Secretary in January 2026. Prior to joining the Company, Ms. Judge was Chief Legal Officer and Secretary of Helen of Troy Limited from August 2018 to November 2025. Prior to Helen of Troy, Ms. Judge worked as an attorney at the international law firm of Akin Gump Strauss Hauer & Feld LLP for seven years. Ms. Judge holds a B.A. in Political Science from the University of Texas at El Paso and a J.D. from the University of Texas at Austin.

Brendan Reidy, 48, joined the Company in January 2019 and was appointed Executive Vice President, Chief People Officer in February 2021. Prior to that, Mr. Reidy was the Company's Senior Vice President, Chief Human Resources Officer from January 2019 to February 2021. Prior to joining the Company, he was Vice President Human Resources - Organizational Effectiveness at Biogen, Inc. from January 2015 to April 2018, where he had responsibility for talent management, global learning, culture initiatives and people analytics, and also led HR for the global R&D organization and Global Commercial Operations. Prior to Biogen, Mr. Reidy worked at The Proctor & Gamble Company and Gillette and held a number of positions in HR including as Country HR Manager for Costa Rica and as a leader of key integration projects for the integration of The Proctor & Gamble Company and Gillette. Mr. Reidy holds a B.A. in English from Stonehill College.

Roger Czuchra, 56, joined the Company in November 2022 and was appointed Executive Vice President, Chief Technology and Digital Officer. Prior to joining the Company, Mr. Czuchra was the Chief Information Officer at Centric Brands from May 2019 to November 2022 and Chief Information Officer, North & Central America at Legrand from July 2015 to May 2019, where he was responsible for developing a global technology foundation and creating a digital-first strategy. Mr. Czuchra has extensive experience with business analytics and transforming the way diverse, global organizations leverage technology for long-term success. Prior to Legrand, he worked at Stanley Black & Decker. Mr. Czuchra holds a B.S. in Business Management from Albertus Magnus College and a Master of Science in Organizational Leadership from Quinnipiac University School of Business.

Nicholas Mohamed, 50, joined the Company in April 2023 and was appointed Vice President, Controller and Principal Accounting Officer in June 2023. Prior to joining the Company, Mr. Mohamed served as the Global Controller of Converse, Inc. from February 2021 to April 2023. From 2016 through February 2021, Mr. Mohamed was Converse, Inc.'s Global Accounting Director. Prior to that, Mr. Mohamed served as Senior Finance Executive of Media General, Inc. in 2015, as Vice President, Controller of LIN Media LLC from 2009 to 2014 and as Director, Finance Mergers and Acquisitions at Sensata Technologies, Inc. from 2007 to 2008. Mr. Mohamed holds a B.S. in Accounting from Georgetown University.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been listed on the NYSE under the symbol "GOLF" since October 28, 2016.

On February 20, 2026, the last reported sales price of our common stock on the NYSE was $102.17 per share and there were eleven record holders of our common stock.

Performance Graph

Set forth below is a graph comparing the cumulative total stockholder return on our common stock against the cumulative total return of the S&P 500 Index and the S&P 500 Consumer Durables & Apparel Index for the period commencing December 31, 2020 through December 31, 2025. Index data was furnished by FactSet. The graph assumes that $100 was invested on December 31, 2020 in each of our common stock, the S&P 500 Index, and the S&P 500 Consumer Durables & Apparel Index and that all dividends were reinvested.

Comparison of Cumulative Total Returns



	31-Dec-20	31-Dec-21	31-Dec-22	31-Dec-23	31-Dec-24	31-Dec-25
Acushnet Holdings Corp.	$100.00	$132.69	$107.86	$162.88	$185.64	$211.10
S&P 500	$100.00	$128.71	$105.40	$133.10	$166.40	$196.16
S&P 500 Consumer Durables & Apparel	$100.00	$122.35	$86.44	$102.52	$96.47	$88.64

Recent Sales of Unregistered Securities

None.

Dividend Policy

We paid a total of $56.2 million, $54.3 million and $52.5 million in dividends on our common stock during the years ended December 31, 2025, 2024 and 2023, respectively. We expect to pay future quarterly cash dividends on our common stock, subject to the discretion of our board of directors and our compliance with applicable law, and depending on, among other things, our results of operations, capital requirements, financial condition, contractual restrictions, restrictions in our debt agreements and in any equity securities, business prospects and other factors that our board of directors may deem relevant. Our dividend policy may be changed or terminated in the future at any time without advance notice. For a description of the restrictions on our ability to pay dividends under our debt agreements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources," Item 7 of Part II to this report, and "Notes to Consolidated Financial Statements – Note 11 – Debt and Financing Arrangements," Item 8 of Part II to this report.

Issuer Purchases of Equity Securities

On February 13, 2025, our board of directors authorized us to repurchase up to an additional $250.0 million of our issued and outstanding common stock under our previously disclosed share repurchase program, bringing the total authorization up to $1.25 billion since the program was established in June 2018. Our share repurchase program will remain in effect until completed or until terminated by our board of directors.

The following table provides information relating to the Company's purchase of common stock for the fourth quarter of 2025:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs *(in thousands)*
October 1, 2025 - October 31, 2025	—	$ —	—	$ 264,660
November 1, 2025 - November 30, 2025	146,208	80.86	146,208	252,838
December 1, 2025 - December 31, 2025	144,723	84.19	144,723	240,654
Total	290,931	$ 82.52	290,931	

ITEM 6.   **Reserved.**

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains management's discussion and analysis of our financial condition and results of operations and should be read together with "Item 1A – Risk Factors" and our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the "Risk Factors" section of this report. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read the "Special Note Regarding Forward-Looking Statements" section of this report following the Table of Contents.

Overview

We are the global leader in the design, development, manufacture and distribution of performance-driven golf products, and these products are widely recognized for their quality excellence. Today, we are the steward of two of the most revered brands in golf—Titleist, one of golf's leading performance equipment brands, and FootJoy, one of golf's leading performance wearable brands.

Our target market is dedicated golfers, who are the cornerstone of the worldwide golf industry. These dedicated golfers are avid and skill-biased, prioritize performance and commit the time, effort and money to improve their game. We seek to leverage a pyramid of influence product and promotion strategy, whereby our products are the most played by the world's best players, creating aspirational appeal for a broad range of golfers who want to emulate the performance of the game's best players.

We believe our differentiated focus on performance and quality excellence, enduring connections with dedicated golfers and favorable and market-differentiating mix of consumable and durable products have been the key drivers of our financial performance.

Basis of Presentation

The accompanying results have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). These consolidated financial statements include the accounts of Acushnet Holdings Corp. and Acushnet Company, including Acushnet Company's wholly-owned subsidiaries and less than wholly-owned subsidiaries, which include variable interest entities ("VIE") in which Acushnet Company is the primary beneficiary. In addition, investments in entities over which the Company has significant influence but not control are accounted for using the equity method of accounting. The Company conducts substantially all its business through Acushnet Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

We have three reportable segments. These segments include Titleist golf equipment, FootJoy golf wear and Golf gear. Segment operating income (loss) includes directly attributable expenses and certain shared costs of corporate administration that are allocated to the operating segments, but excludes certain other costs, such as interest expense, net; restructuring costs; the non-service cost component of net periodic benefit cost; transaction fees; as well as other non-operating gains and losses that are not allocated to the reportable segments.

Key Factors Affecting Our Results of Operations

Rounds of Play

We generate substantially all of our sales from the sale of golf-related products, including golf balls, golf clubs, golf shoes, golf gloves, golf gear and golf apparel. The demand for golf-related products in general, and golf balls in particular, is directly related to the number of golf participants and the number of rounds of golf being played by these participants. The game of golf remained in high demand in 2025, with the number of on-course golf participants in the U.S. increasing for the eighth consecutive year. Worldwide, the number of rounds played increased by approximately 2% compared to 2024, and by approximately 22% compared to 2019. In the U.S., which represents the game's largest market, the number of rounds played increased by approximately 1% compared to 2024, and by approximately 25% compared to 2019. We anticipate that the number of rounds played will remain resilient in 2026, driven by an increased number of dedicated golfers and continued participation.

Economic Conditions

Our products are recreational in nature and are therefore discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases of golf products when economic conditions are favorable and when consumers feel confident and prosperous. Discretionary spending on golf and the golf products we sell is affected by consumer spending habits and many macroeconomic factors, including general business conditions, stock market prices and volatility, corporate spending, housing prices, inflation, interest rates, the availability of consumer credit, taxes and consumer confidence in future economic conditions. Consumers may reduce or postpone purchases of our products as a result of shifts in consumer spending habits as well as during periods when economic uncertainty increases, disposable income is lower, or during periods of actual or perceived unfavorable economic conditions.

Demographic Factors

Golf is a recreational activity that requires both time and financial resources. The industry has historically been driven by adults aged 30 and above—primarily gen x-ers, baby boomers, millennials, and, increasingly, gen z—who have the capacity to participate consistently in the sport. Beyond the gen x and baby boomer cohorts, promising developments include a generational shift in golfer demographics fueled by millennial and gen z golfers making their marks at both professional and amateur levels, as well as a notable rise in junior participation among players ages 6–17. The sport's demographic base is further broadening, supported by a sustained increase in women participating in golf in recent years.

Weather Conditions

Weather conditions in most parts of the world, including our primary geographic markets, generally restrict golf from being played year-round, with many of our on-course retail customers closed during the cold weather months and, to a lesser extent, during the hot weather months. Unfavorable weather conditions in our major markets, such as a particularly long winter, a cold and wet spring, or an extremely hot summer, would reduce the number of playable days and rounds played in a given year and decrease the amount spent by golfers and golf retailers on our products, particularly with respect to consumable products such as golf balls and golf gloves. In addition, unfavorable weather conditions and natural disasters can adversely affect the number of custom club fitting and trial events that we can perform during the key selling period. Unusual or severe weather events throughout the year, such as storms or droughts or other water shortages, can negatively affect golf rounds played both during such events and afterward. Consequently, sustained adverse weather conditions, especially during the warm weather months, could impact our sales. Adverse weather conditions may have a greater impact on us than other golf equipment companies as we have a large percentage of consumable products in our product portfolio, and the purchase of consumable products are more dependent on the number of rounds played in a given year.

Seasonality

In general, during the first quarter, we begin selling our products into the golf retail channel for the new golf season. This initial sell-in generally continues into the second quarter. Our second-quarter sales are significantly affected by the amount of sell-through, in particular the amount of higher value discretionary purchases made by customers, which drives the level of reorders of the products sold during the first quarter. Our third-quarter sales are generally dependent on reorder business, and are generally lower than the second quarter as many retailers begin decreasing their inventory levels in anticipation of the end of the golf season. Our fourth-quarter sales are generally less than the other quarters due to the end of the golf season in many of our key markets, but can also be affected by key product launches, particularly golf clubs. This seasonality, and therefore quarter-to-quarter fluctuations, can be affected by many factors, including weather conditions as discussed previously under "–Weather Conditions" and the timing of new product introductions as discussed below under "–Cyclicality" and "–Product Life Cycles." This seasonality affects sales in each of our reportable segments differently. In general, however, because of this seasonality, a larger portion of our sales and profitability generally occurs during the first half of the year.

Cyclicality

Our sales can also be affected by the launch timing of new products. Product introductions generally stimulate sales as the golf retail channel takes on inventory of new products. Reorders of these new products then depend on the rate of sell-through. Announcements of new products can often cause our customers to defer purchasing additional golf equipment until our new products are available. The varying product introduction cycles described below may cause our results of operations to fluctuate as each product line has different volumes, prices and margins.

Product Life Cycles

<u>Titleist Golf Equipment Segment</u>

We generally launch new Titleist golf ball models on a two-year cycle. In general, in odd-numbered years, we launch our premium performance models, Pro V1 and Pro V1x, in the first quarter and in even-numbered years, we launch our premium performance AVX model and most performance models in the first and second quarters. For new golf ball models, sales occur at a higher rate in the year of the initial launch than in the second year.

We generally launch new Titleist golf club models on a two-year cycle using the following product launch cycle. At present, we anticipate continuing to use this product launch cycle going forward because we believe it aligns our launches with the purchase habits of dedicated golfers. In general, we launch:

- drivers and fairways in the second quarter of even-numbered years, which typically results in an increase in sales of drivers and fairways in the ensuing months because retailers take on initial supplies of these products as stock inventory as well as increase custom fitting activity of these new products, with increased sales continuing into the following spring and summer of odd-numbered years;

- hybrids in the first or second quarter of odd-numbered years, with the majority of sales generated by such new products occurring in the spring, summer and fall of odd-numbered years;

- irons in the second quarter of odd-numbered years, which typically results in an increase in sales of irons in the ensuing months because retailers take on initial supplies of these products as stock inventory as well as increase custom fitting activity of these new products, with increased sales continuing into the following spring and summer of even-numbered years;

- Vokey Design wedges in the first quarter of even-numbered years, with the majority of sales generated by such new products occurring in the spring and summer of such even-numbered years; and

- Scotty Cameron putters in the first quarter, with Super Select models launched in odd-numbered years and Phantom X models launched in even-numbered years, with the majority of sales generated by such new products occurring in the spring and summer of the year in which they are launched.

FootJoy Golf Wear and Golf Gear Segments

Our FootJoy golf wear and Golf gear businesses are not subject to the same degree of cyclical fluctuation as our golf ball and golf club businesses as new product offerings and styles are generally introduced each year and at different times during the year.

Foreign Currency

Net sales generated in regions outside of the United States represented over 40% of our net sales in each of the three years ended December 31, 2025. Substantially all of these net sales were generated in the applicable local currency, which include, but are not limited to, the Japanese yen, the Korean won, the British pound sterling, the euro and the Canadian dollar. In contrast, substantially all of the purchases of inventory, raw materials or components by subsidiaries in these regions are made in U.S. dollars. For each of the three years ended December 31, 2025, approximately 80% of our cost of goods sold incurred by our subsidiaries in regions outside of the United States were denominated in U.S. dollars. Because these subsidiaries incur substantially all of their cost of goods sold in currencies that are different from the currencies in which they generate substantially all of their sales, we are exposed to transaction risk attributable to fluctuations in such exchange rates, which can impact the gross profit of these subsidiaries.

In an effort to protect against adverse fluctuations in foreign exchange rates and minimize foreign currency transaction risk, we take an active approach to currency hedging, which includes among other things, entering into various foreign exchange forward contracts, with the primary goal of providing earnings and cash flow stability. As a result of our active approach to currency hedging, we are able to take a more long-term view and more flexible approach towards pricing our products and making cost-related decisions. In taking this active approach, we coordinate with the management teams of our key subsidiaries on an ongoing basis to share our views on anticipated currency movements and make decisions on securing foreign currency exchange contract positions that are incorporated into our business planning and forecasting processes. Because our hedging activities are designed to reduce volatility, they reduce not only the negative impact of a stronger U.S. dollar but could also reduce the positive impact of a weaker U.S. dollar.

Because our consolidated accounts are reported in U.S. dollars, we are also exposed to currency translation risk when we translate the financial results of our consolidated subsidiaries from their local currency into U.S. dollars. In each of the three years ended December 31, 2025, over 40% of our net sales and over 25% of our total operating expenses (which amounts represent substantially all of the operating expenses incurred by our subsidiaries in regions outside of the United States) were denominated in foreign currencies. Fluctuations in foreign currency exchange rates may positively or negatively affect our reported financial results and can significantly affect period-over-period comparisons. A strengthening of the U.S. dollar relative to our foreign currencies could materially adversely affect our business, financial condition and results of operations.

Recent Developments

Debt Refinancing ("2025 Debt Refinancing"): During the fourth quarter of 2025, we (i) amended and restated our credit agreement to, among other things, extend the maturity of our multi-currency revolving credit facility from August 2, 2027 to November 24, 2030, and (ii) completed the issuance and sale of $500.0 million in gross proceeds of 5.625% senior notes due 2033 (the "2033 Notes") through Acushnet Company, our primary operating subsidiary. The proceeds from the 2033 Notes offering were used to redeem all $350.0 million aggregate principal amount of our then-outstanding 7.375% senior notes due 2028 (the "2028 Notes"), repay a portion of our indebtedness under our multi-currency revolving credit facility and pay related fees and expenses. As a result, during the year ended December 31, 2025 we recognized a $17.0 million loss on debt extinguishment on the consolidated statement of operations; driven primarily by a $12.9 million premium paid upon redemption of the 2028 Notes, as well as the derecognition of $3.9 million of unamortized debt issuance costs. See " – Liquidity and Capital Resources – Debt and Financing Arrangements" and "Notes to Consolidated Financial Statements – Note 11 – Debt and Financing Arrangements ," Item 8 of Part II to this report.

Voluntary Bridge to Retirement ("VBR") Program: During the second quarter of 2025, we initiated a VBR program to reduce operating costs and bridge certain long-tenured eligible employees to retirement. As part of this program, eligible employees were offered severance in the form of salary and benefit continuation. In connection with the VBR program, during the year ended December 31, 2025, we incurred restructuring costs of $13.7 million. There are no further material costs expected to be incurred in relation to the VBR program. See "Notes to Consolidated Financial Statements – Note 24 – Restructuring Costs," Item 8 of Part II to this report.

Information Technology Optimization: During 2024, we began a multi-year implementation of a new global cloud-based ERP platform as part of our plans to integrate our operations and enhance our supply chain and finance capabilities. We expect that the new global ERP platform will enable further operating efficiencies and support the Company's digital transformation. Additional implementation activities are expected to continue in phases by geographic region over the next several years. The global ERP platform implementation spending comprises both capitalized costs and operating expenses. The operating expenses represent costs directly related to the deployment of the global ERP platform above the normal ongoing level of spending on information technology to support our operations. In connection with this strategic initiative, during the years ended December 31, 2025, 2024 and 2023, we incurred expenses of $10.5 million, $11.0 million and $1.9 million, respectively. In addition, we invested $38.2 million and $12.6 million for capitalized implementation costs associated with the integration, configuration and customization of this new global ERP platform during the years ended December 31, 2025 and 2024, respectively. We anticipate spending approximately $30 million to $35 million in total during 2026 related to the deployment of the new global ERP platform.

Supply Chain Optimization: We continue to progress towards our objective of establishing a more resilient supply chain for our FootJoy footwear. Until 2024, the majority of our FootJoy footwear was manufactured in a facility in Fuzhou, China, owned by Acushnet Lionscore Limited ("Lionscore"), a joint venture in which we have a 40% interest, with the remaining 60% owned by Myre, our long-standing Taiwan-based supply partner. During 2024, FootJoy shifted footwear production volume from Fuzhou, China to the Long An Facility in Vietnam, which is operated by an affiliate of Myre. FootJoy subsequently ceased production at Lionscore's Fuzhou, China facility in January 2025. In relation to this initiative, we incurred restructuring charges of $18.0 million during the year ended December 31, 2024, as described in "Notes to Consolidated Financial Statements – Note 24 – Restructuring Costs," Item 8 of Part II to this report.

In addition, we are no longer the primary beneficiary of Lionscore and have deconsolidated its accounts from our consolidated financial statements. As a result of this deconsolidation, we recognized a non-cash gain of $20.9 million during the year ended December 31, 2025. See "Notes to Consolidated Financial Statements – Note 8 – Other Business Developments," Item 8 of Part II to this report.

On January 6, 2026, we formed a new joint venture with Myre and subscribed for shares in the capital of ACL FootJoy, in which we have a 40% interest, with the remaining 60% owned by Myre, with the primary purpose of sourcing raw materials for, and contracting for the manufacture and production of, footwear in Vietnam at one or more factories owned and/ or controlled by Myre and/or its affiliates. We currently contract to manufacture substantially all of our FootJoy footwear at the Long An Facility pursuant to this joint venture arrangement. See "Notes to Consolidated Financial Statements – Note 8 – Other Business Developments," Item 8 of Part II to this report, for a discussion of the ACL FootJoy joint venture.

Tariffs and Foreign Exchange: During 2025, the U.S. government announced the imposition of significant tariff measures, including a baseline tariff of 10% on most products imported into the United States, as well as individualized tariffs on products imported from select trading partners, including Canada, China, Mexico, Thailand and Vietnam. Increased U.S. tariffs have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. As a result, we have incurred incremental tariff costs in connection with importing raw materials, component parts and finished goods. Throughout the year ended December 31, 2025, we implemented various actions to mitigate the effect of these incremental tariffs costs on our gross profit and gross margin. Current uncertainties about tariffs and their effects on trading relationships may further affect the costs of our imported raw materials, components parts and finished goods, as well as increase market volatility and currency exchange rate fluctuations, which may influence our hedging strategy. We continue to monitor the economic effects of these developments and evaluate opportunities to mitigate their related impacts. See "Risk Factors," Item 1A of Part I to this report, for additional information.

Paid Time Off ("PTO") Policy Change: As part of our continued efforts to attract and retain key talent, we modified our U.S. employee PTO policy during the fourth quarter of 2024 to more closely align with industry benchmarks. As a result of this change, we recognized a non-cash benefit of $17.7 million during the year ended December 31, 2024.

Distribution Optimization: In 2023, we opened a new customization and distribution center in Lakeville, Massachusetts. This facility is representative of our commitment to providing leading services and the highest quality distribution experience. In connection with this strategic investment in the optimization of our distribution and custom fulfillment capabilities, we incurred costs of $3.4 million and $10.3 million during the years ended December 31, 2024 and 2023, respectively.

Key Performance Measures

We use various financial metrics to measure and evaluate our business, including, among others: (i) net sales on a constant currency basis, (ii) Adjusted EBITDA on a consolidated basis, (iii) Adjusted EBITDA margin on a consolidated basis and (iv) segment operating income (loss).

Since a significant percentage of our net sales are generated outside of the United States, we use net sales on a constant currency basis to evaluate the sales performance of our business in period over period comparisons and to forecast our business going forward. Constant currency information allows us to estimate what our sales performance would have been without changes in foreign currency exchange rates. This information is calculated by taking the current period local currency net sales and translating them into U.S. dollars based upon the foreign currency exchange rates for the applicable comparable prior period. This constant currency information should not be considered in isolation or as a substitute for any measure derived in accordance with U.S. GAAP. Our presentation of constant currency information may not be consistent with the manner in which similar measures are derived or used by other companies.

We primarily use Adjusted EBITDA on a consolidated basis to evaluate the effectiveness of our business strategies, assess our consolidated operating performance and make decisions regarding the pricing of our products, go-to-market execution and costs to incur across our business. We present Adjusted EBITDA as a supplemental measure of our operating performance because it excludes the impact of certain items that we do not consider indicative of our ongoing operating performance. We define "Adjusted EBITDA" in a manner consistent with the term "Consolidated EBITDA" as it is defined in our credit agreement. Adjusted EBITDA represents net income (loss) attributable to Acushnet Holdings Corp. plus interest expense, net, income tax expense (benefit), depreciation and amortization and other items defined in our credit agreement, including: share-based compensation expense; restructuring and transformation costs; certain transaction fees; extraordinary, unusual or non-recurring losses or charges; indemnification expense (income); certain pension settlement costs; certain other non-cash (gains) losses, net and the net income (loss) relating to noncontrolling interests. Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP. It should not be considered an alternative to net income (loss) attributable to Acushnet Holdings Corp. as a measure of our operating performance or any other measure of performance derived in accordance with U.S. GAAP. In addition, Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items, or affected by similar non-recurring items. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under U.S. GAAP. Our definition and calculation of Adjusted EBITDA is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation. For a reconciliation of Adjusted EBITDA to net income (loss) attributable to Acushnet Holdings Corp., see "—Results of Operations" below.

We also use Adjusted EBITDA margin on a consolidated basis, which measures our Adjusted EBITDA as a percentage of net sales, because our management uses it to evaluate the effectiveness of our business strategies, assess our consolidated operating performance and make decisions regarding pricing of our products, go-to-market execution and costs to incur across our business. We present Adjusted EBITDA margin as a supplemental measure of our operating performance because it excludes the impact of certain items that we do not consider indicative of our ongoing operating performance. Adjusted EBITDA margin is not a measurement of financial performance under U.S. GAAP. It should not be considered an alternative to any measure of performance derived in accordance with U.S. GAAP. In addition, Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items, or affected by similar nonrecurring items. Adjusted EBITDA margin has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under U.S. GAAP. Our definition and calculation of Adjusted EBITDA margin is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation.

Lastly, we use segment operating income (loss) to evaluate the effectiveness of business strategies, assess segment operating performance and make decisions regarding costs to incur across the business. Segment operating income includes directly attributable expenses and certain shared costs of corporate administration that are allocated to the reportable segments, but excludes certain other costs, such as interest expense, net; restructuring costs; the non-service cost component of net periodic benefit cost; transaction fees; as well as other items that are not allocated to the reportable segments.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations.

	Year ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Net sales	$ 2,558,730	$ 2,457,091	$ 2,381,995
Cost of goods sold	1,337,476	1,269,364	1,261,958
Gross profit	1,221,254	1,187,727	1,120,037
Operating expenses:			
Selling, general and administrative	833,419	801,600	755,671
Research and development	76,506	67,841	64,839
Intangible amortization	11,901	14,024	14,222
Income from operations	299,428	304,262	285,305
Interest expense, net	58,288	52,637	41,288
Loss on debt extinguishment	16,970	—	—
Other (income) expense, net	(15,356)	1,958	2,417
Income before income taxes	239,526	249,667	241,600
Income tax expense	52,366	47,825	42,993
Net income	187,160	201,842	198,607
Less: Net loss (income) attributable to noncontrolling interests	1,385	12,456	(178)
Net income attributable to Acushnet Holdings Corp.	$ 188,545	$ 214,298	$ 198,429
Adjusted EBITDA:			
Net income attributable to Acushnet Holdings Corp.	$ 188,545	$ 214,298	$ 198,429
Interest expense, net	58,288	52,637	41,288
Loss on debt extinguishment	16,970	—	—
Income tax expense	52,366	47,825	42,993
Depreciation and amortization	55,292	55,888	51,356
Share-based compensation	28,580	30,792	29,709
Restructuring costs [1]	16,824	18,549	705
Transformation costs [2][3]	12,327	14,404	12,236
Other [4]	(17,401)	(17,489)	(756)
Net (loss) income attributable to noncontrolling interests	(1,385)	(12,456)	178
Adjusted EBITDA	$ 410,406	$ 404,448	$ 376,138
Adjusted EBITDA margin	16.0 %	16.5 %	15.8 %

_____

[1] For the year ended December 31, 2025, includes $13.7 million related to the VBR program. For the year ended December 31, 2024, includes $18.0 million related to the optimization of our supply chain.

[2] For the years ended December 31, 2025, 2024 and 2023 includes $10.5 million, $11.0 million and $1.9 million, respectively, related to our information technology optimization.

[3] For the years ended December 31, 2024 and 2023, includes $3.4 million and $10.3 million, respectively, related to our distribution optimization.

[4] For the year ended December 31, 2025, includes a non-cash gain of $20.9 million related to the deconsolidation of Lionscore, amortization expense of $2.4 million related to capitalized implementation costs for cloud computing arrangements, as well as pension settlement costs of $1.3 million related to lump-sum distributions to participants in our defined benefit plans as a result of the VBR program. For the year ended December 31, 2024, includes the non-cash benefit of $17.7 million associated with the PTO Policy Change. In addition, the years ended December 31, 2025, 2024 and 2023, include other gains, losses or costs added back for purposes of calculating Adjusted EBITDA as defined in our credit agreement.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Net sales by reportable segment is summarized as follows:

(in millions)	Year ended December 31,		Increase/(Decrease)		Constant Currency Increase/(Decrease)	
	2025	2024	$ change	% change	$ change	% change
Golf balls	$ 821.0	$ 786.5	$ 34.5	4.4 %	$ 34.8	4.4 %
Golf clubs	775.2	721.3	53.9	7.5 %	53.4	7.4 %
Titleist golf equipment	1,596.2	1,507.8	88.4	5.9 %	88.2	5.8 %
FootJoy golf wear	569.9	574.6	(4.7)	(0.8)%	(4.0)	(0.7)%
Golf gear	244.9	232.1	12.8	5.5 %	12.9	5.6 %

Net sales information by region is summarized as follows:

(in millions)	Year ended December 31,		Increase/(Decrease)		Constant Currency Increase/(Decrease)	
	2025	2024	$ change	% change	$ change	% change
United States	$ 1,523.3	$ 1,446.8	$ 76.5	5.3 %	$ 76.5	5.3 %
EMEA	356.8	320.9	35.9	11.2 %	24.9	7.8 %
Japan	131.1	134.0	(2.9)	(2.2)%	(4.1)	(3.1)%
Korea	275.5	291.0	(15.5)	(5.3)%	(3.3)	(1.1)%
Rest of World	272.0	264.4	7.6	2.9 %	10.2	3.9 %
Total net sales	$ 2,558.7	$ 2,457.1	$ 101.6	4.1 %	$ 104.2	4.2 %

Segment operating income by reportable segment is summarized as follows:

(in millions)	Year ended December 31,		Increase/(Decrease)	
	2025	2024	$ change	% change
Titleist golf equipment	$ 244.9	$ 273.9	$ (29.0)	(10.6)%
FootJoy golf wear	28.5	25.0	3.5	14.0 %
Golf gear	35.7	25.8	9.9	38.4 %

Net Sales

For the year ended December 31, 2025, net sales increased 4.1%, or 4.2% on a constant currency basis, compared to the year ended December 31, 2024. The increase was driven by higher net sales in Titleist golf equipment, primarily due to higher average selling prices in golf clubs and higher sales volumes in golf balls, as well as higher net sales in Golf gear, primarily due to higher average selling prices across all product categories. These increases were partially offset by lower net sales in FootJoy golf wear, primarily due to lower sales volumes in footwear, partially offset by higher average selling prices across all product categories. An increase in net sales of products that are not allocated to one of our three reportable segments also contributed to the change in net sales.

The increase in net sales in the United States was primarily driven by increases in Titleist golf equipment of $60.8 million and in Golf gear of $9.4 million. The increase in Titleist golf equipment was primarily driven by higher average selling prices in golf clubs and higher sales volumes of our 2025 Pro V1 golf ball models, GT hybrids and our latest generation T-Series irons. These increases were partially offset by lower sales volumes of second model year drivers, wedges, and performance model golf balls. The increase in Golf gear was primarily driven by higher average selling prices across all product categories. An increase in net sales of products that are not allocated to one of our three reportable segments also contributed to the change in net sales.

Net sales in regions outside the United States increased 2.5%, or 2.7% on a constant currency basis, driven by increases in EMEA and Rest of World, partially offset by decreases in Japan and Korea. In EMEA and Rest of World, the increases were driven by higher net sales across all reportable segments. An increase in net sales of products that are not allocated to one of our three reportable segments also contributed to the change in net sales in Rest of World. In Japan, the decrease was primarily due to lower net sales in FootJoy golf wear, largely in the footwear and apparel product categories, partially offset by higher net sales in Titleist golf equipment, driven by golf balls. In Korea, the decrease was largely due to lower net sales in FootJoy golf wear, primarily in the footwear and apparel product categories, and Golf gear, partially offset by higher net sales in Titleist golf equipment, largely due to golf clubs.

Gross Profit

Gross profit increased $33.5 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. Gross margin was 47.7% for the year ended December 31, 2025 compared to 48.3% for the year ended December 31, 2024. The increase in gross profit was primarily the result of increases in Golf gear of $13.3 million, Titleist golf equipment of $10.4 million and FootJoy golf wear of $4.2 million. The increase in Golf gear was primarily driven by the higher average selling prices discussed previously and lower distribution costs. The increase in Titleist golf equipment was primarily due to the higher sales volumes and higher average selling prices discussed previously, partially offset by higher manufacturing costs. The increase in FootJoy golf wear was primarily driven by the higher average selling prices and a favorable shift in product mix, partially offset by lower sales volumes discussed previously. An increase in gross profit of products not allocated to one of our three reportable segments also contributed to the change in gross profit. In addition, these changes in gross profit include the incremental tariff costs discussed previously, as well as the impact of the $6.6 million benefit recognized during the year ended December 31, 2024 related to the PTO Policy Change.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses increased $31.8 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase was primarily the result of increases of $20.9 million in selling expense, $12.1 million in advertising and promotion expenses, and $5.8 million in administrative expense. These changes include the impact of the $9.1 million benefit recognized during the year ended December 31, 2024 related to the PTO Policy Change. The increase in selling expense was primarily due to investments to expand our product fitting networks and to enhance consumer engagement. The increase in advertising and promotion expenses was primarily in Titleist golf equipment to support new product launches. The increase in administrative expense was primarily due to higher information technology-related expenses. These increases were offset in part by a decrease in restructuring costs primarily driven by costs incurred related to the optimization of our supply chain of $18.0 million during the year ended December 31, 2024 which were offset in part by costs incurred related to the VBR program of $13.7 million during the year ended December 31, 2025. SG&A expenses also include a $2.7 million decrease in expense related to our distribution optimization, as well as a $6.2 million decrease in foreign currency transaction losses, offset in part by a $4.7 million increase in losses on foreign exchange forward contracts.

Research and Development

Research and development ("R&D") expenses increased $8.7 million for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily as a result of additional expenses to support next generation product introductions, as well as the impact of the $2.0 million benefit recognized during the year ended December 31, 2024 related to the PTO Policy Change.

Intangible amortization

Intangible amortization expense decreased $2.1 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 as certain intangible assets became fully amortized during the year.

Interest Expense, net

Interest expense, net increased $5.7 million for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to an increase in borrowings, offset in part by a decrease in interest rates.

Other (Income) Expense, net

Other income, net increased $17.3 million for the year ended December 31, 2025 compared to other expense, net of $2.0 million for the year ended December 31, 2024, primarily due to a non-cash gain of $20.9 million related to the deconsolidation of Lionscore. This increase in other income, net was partially offset by an increase of $2.3 million in the non-service cost component of net periodic benefit costs driven by an increase in settlement costs, partially as a result of the VBR program.

Income Tax Expense

Income tax expense increased $4.5 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. Our effective tax rate ("ETR") was 21.9% for the year ended December 31, 2025 compared to 19.2% for the year ended December 31, 2024. The change in ETR was primarily driven by changes in our jurisdictional mix of earnings, as well as a reduced income tax benefit related to the U.S. deduction of foreign-derived intangible income.

Segment Results

Titleist Golf Equipment Segment

Net sales in our Titleist golf equipment segment increased 5.9%, or 5.8% on a constant currency basis, for the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily driven by higher average selling prices in golf clubs and higher sales volumes of our 2025 Pro V1 golf ball models. In addition, higher sales volumes of our T-Series irons launched in the third quarter of 2025 and GT hybrids launched in the first quarter of 2025 were more than offset by lower sales volumes of second model year drivers, wedges and performance model golf balls.

Operating income in our Titleist golf equipment segment decreased $29.0 million, or 10.6%, compared to the prior year period. The decrease in operating income resulted from higher operating expenses of $39.4 million partially offset by an increase in gross profit of $10.4 million. The increase in gross profit was primarily driven by the higher sales volumes and higher average selling prices as discussed previously. This increase was partially offset by incremental tariff costs and higher manufacturing costs, as well as the impact of the $5.8 million benefit recognized during the year ended December 31, 2024 related to the PTO Policy Change. Higher operating expenses were a result of increases of $15.8 million in selling expense, $11.4 million in advertising and promotion expenses, $7.4 million in research and development expenses, and $6.9 million in administrative expense. These operating expense changes include the impact of the $7.7 million benefit recognized during the year ended December 31, 2024 related to the PTO Policy Change.

FootJoy Golf Wear Segment

Net sales in our FootJoy golf wear segment decreased 0.8%, or 0.7% on a constant currency basis, for the year ended December 31, 2025 compared to the year ended December 31, 2024, due to lower sales volumes, primarily in footwear, partially offset by higher average selling prices across all product categories.

Operating income in our FootJoy golf wear segment increased $3.5 million, or 14.0% compared to the prior year period. The increase in operating income resulted from higher gross profit of $4.2 million, partially offset by higher operating expenses of $0.7 million. Gross profit increased primarily as a result of the higher average selling prices and a favorable shift in product mix discussed previously, partially offset by lower sales volumes as discussed previously and incremental tariff costs. Higher operating expenses were primarily a result of an increase of $1.7 million in selling expense, partially offset by a decrease of $1.0 million in advertising and promotion expenses. These operating expense changes include the impact of the $2.6 million benefit recognized during the year ended December 31, 2024 related to the PTO Policy Change.

Golf Gear Segment

Net sales in our Golf gear segment increased 5.5%, or 5.6% on a constant currency basis, for the year ended December 31, 2025 compared to the year ended December 31, 2024, driven by higher average selling prices across all product categories.

Operating income in our Golf gear segment increased $9.9 million, or 38.4%, compared to the prior year period. The increase in operating income resulted from higher gross profit of $13.3 million partially offset by higher operating expenses of $3.4 million. Gross profit increased largely due to the higher average selling prices and lower distribution costs discussed previously, partially offset by incremental tariff costs. Higher operating expenses were primarily a result of an increase of $1.5 million in selling expense.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

A detailed review of our results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Annual Report for the year ended December 31, 2024, which was filed with the SEC on February 27, 2025, and is incorporated herein by reference.

Liquidity and Capital Resources

Our primary cash needs relate to working capital, repurchasing shares of our common stock, capital expenditures, paying dividends, servicing our debt and pension contributions. Additionally, from time to time, we may make strategic investments to complement our products, technologies or businesses, which could impact our liquidity needs. We expect to rely on cash flows from operations and borrowings under our multi-currency revolving credit facility and local credit facilities as our primary sources of liquidity.

Our liquidity is impacted by our level of working capital, which is cyclical as a result of the general seasonality of our business. Our accounts receivable balance is generally at its highest starting at the end of the first quarter and continuing through the second quarter, and declines during the third and fourth quarters as a result of both an increase in cash collections and lower sales. Our inventory balance also fluctuates as a result of the seasonality of our business. Generally, our buildup of inventory starts during the fourth quarter and continues through the first quarter and into the beginning of the second quarter in order to meet demand for our initial sell-in during the first quarter and reorders in the second quarter. Both accounts receivable and inventory balances are impacted by the timing of new product launches.

As of December 31, 2025, we had $48.7 million of unrestricted cash and cash equivalents. As of December 31, 2025, 95.4% of our total unrestricted cash and cash equivalents was held by subsidiaries in regions outside of the United States. We manage our worldwide cash requirements by monitoring the funds available among our subsidiaries and determining the extent to which we can access those funds on a cost effective basis. We are not aware of any restrictions on repatriation of these funds and, subject to foreign withholding taxes, those funds could be repatriated, if necessary. We have repatriated, and intend to repatriate, funds to the United States from time to time to satisfy domestic liquidity needs arising in the ordinary course of business.

Macroeconomic factors could impact our results of operations in ways we cannot currently predict. Nonetheless, we believe that cash expected to be provided by operating activities, together with our cash on hand and the availability of borrowings under our multi-currency revolving credit facility and our local credit facilities (subject to customary borrowing conditions) will be sufficient to meet our liquidity requirements for at least the next 12 months. Our ability to generate sufficient cash flows from operations is, however, subject to many risks and uncertainties, including current and future economic trends and conditions, demand for our products, availability and cost of our raw materials and components, foreign currency exchange rates and other risks and uncertainties applicable to our business, as described in "Risk Factors," Item 1A of Part I to this report.

Debt and Financing Arrangements

In the fourth quarter of 2025, we completed our 2025 Debt Refinancing to, among other things, extend the maturity of our multi-currency revolving credit facility, issue the 2033 Notes and fully redeem the 2028 Notes.

As of December 31, 2025, we had $514.7 million of availability under our multi-currency revolving credit facility after giving effect to $4.0 million of outstanding letters of credit. Additionally, we had $37.8 million available under certain local credit facilities of our subsidiaries.

The credit agreement governing our multi-currency revolving credit facility contains customary affirmative and restrictive covenants, including, among others, financial covenants based on our leverage and interest coverage ratios. This credit agreement also includes customary events of default, the occurrence of which, following any applicable cure period, would permit the lenders to, among other things, declare the principal, accrued interest and other obligations to be immediately due and payable. As of December 31, 2025, we were in compliance with all covenants under our credit agreement.

The 2033 Notes were issued pursuant to an indenture dated November 24, 2025 (the "Indenture"), which contains covenants that, among other things, limit the ability of the Company and its subsidiaries to incur liens securing indebtedness for borrowed money, enter into sale and leaseback transactions, and consolidate or merge with or into other companies. As of December 31, 2025, we were in compliance with all covenants under the Indenture.

See "Notes to Consolidated Financial Statements- Note 11- Debt and Financing Arrangements," Item 8 of Part II to this report, for a description of our debt and financing arrangements. Additionally, see "Risk Factors - Risks Related to Our Indebtedness", Item 1A of Part I to this report, for further discussion surrounding the risks and uncertainties related to our debt and financing arrangements.

Dividends and Share Repurchase Program

During the year ended December 31, 2025, we paid dividends on our common stock of $56.2 million to our shareholders. During the first quarter of 2026, our board of directors declared a dividend of $0.255 per share of common stock to shareholders of record as of March 6, 2026, which is payable on March 20, 2026.

As of December 31, 2025, our board of directors had authorized us to repurchase up to an aggregate of $1.25 billion of our issued and outstanding common stock since the share repurchase program was established in 2018. During the year ended December 31, 2025, we repurchased 3,133,650 shares of common stock at an average price of $67.50 for an aggregate of $211.5 million. Included in this amount were 1,889,313 shares of common stock repurchased from Magnus Holdings Co., Ltd. ("Magnus"), for an aggregate of $125.0 million. As of December 31, 2025, we had $240.7 million remaining under the current share repurchase authorization.

See "Notes to Consolidated Financial Statements-Note 16-Common Stock," Item 8 of Part II to this report, for a description of our share repurchase program and Magnus share repurchase agreements.

Capital Expenditures and Other Investments

During the year ended December 31, 2025, we invested $74.3 million in capital expenditures. Capital expenditures in 2026 are expected to be approximately $95.0 million, although actual amounts may vary depending upon a variety of factors, including the timing of certain capital project implementations and receipt of capital purchases due to supply chain challenges. Capital expenditures generally relate to investments to support the manufacturing and distribution of products, our go to market activities, as well as investments in facilities to support our global strategic initiatives.

In addition, during the year ended December 31, 2025, we invested $38.2 million in capitalized implementation costs associated with the implementation of a new global cloud-based ERP platform as part of our plans to integrate our operations and enhance our supply chain and finance capabilities. In 2026, we expect to invest approximately $25.0 million in capitalized implementation costs associated with this global ERP platform.

Cash Flows

The following table presents the major components of net cash flows from operating, investing and financing activities for the periods indicated:

(in thousands)	Year ended December 31,		
	2025	2024	2023
Cash flows from:			
Operating activities	$ 194,370	$ 245,108	$ 371,827
Investing activities	(74,342)	(74,624)	(101,486)
Financing activities	(124,823)	(179,683)	(264,725)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,824	(3,177)	915
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (2,971)	$ (12,376)	$ 6,531

Cash Flows from Operating Activities

The decrease in cash provided by operating activities for the year ended December 31, 2025, as compared to the year ended December 31, 2024, was primarily driven by an increase in investments in our global ERP platform as well as an increase in cash used to fund other working capital requirements. At any specific point in time, working capital is subject to many variables, including seasonality and inventory management, the timing of cash receipts and payments, vendor payment terms and fluctuations in foreign exchange rates.

Cash Flows from Investing Activities

Cash used in investing activities for the year ended December 31, 2025 was consistent with the year ended December 31, 2024 driven by steady capital expenditure levels.

Cash Flows from Financing Activities

The decrease in cash used in financing activities for the year ended December 31, 2025, as compared to the year ended December 31, 2024, was primarily driven by an increase in net proceeds from borrowings, offset in part by an increase in purchases of common stock, as well as costs paid in connection with our 2025 Debt Refinancing.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

A review of our cash flow activities for the year ended December 31, 2024 as compared to the year ended December 31, 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Annual Report for the year ended December 31, 2024, which was filed with the SEC on February 27, 2025, and is incorporated herein by reference.

Contractual Obligations

Our principal contractual obligations and commitments consist of debt service obligations (including interest expense and unused commitment fees related to our multi-currency revolving credit facility), operating and finance lease obligations, purchase obligations and pension and other postretirement benefit obligations.

During the normal course of business, we enter into agreements to purchase goods and services, including purchase commitments for advertising (including media placement and production costs), finished goods inventory, capital expenditures and endorsement arrangements with professional golfers. As of December 31, 2025, the future payments related to these purchase commitments, which expire at various dates through 2030 and thereafter, amounted to approximately $348.0 million, of which approximately $323.0 million is expected to be paid in fiscal year 2026.

See "Notes to Consolidated Financial Statements-Note 11-Debt and Financing Arrangements", "Note 4-Leases" and "Note 14-Pension and Other Postretirement Benefits" in Item 8 of Part II of this Annual Report for more information on the nature and timing of obligations for debt, leases and pension and postretirement benefit plans, respectively. The future amount of interest expense payments are expected to vary as discussed in "Interest Rate Risk," Item 7A of Part II, to this report.

Off-Balance Sheet Arrangements

As of December 31, 2025, other than as discussed above, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

A summary of significant accounting policies is included in Note 2, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements in Item 8 of Part II, which is incorporated herein by reference. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. We believe the following judgments and estimates are critical in the preparation of our consolidated financial statements.

Pension and Other Postretirement Benefit Plans

We provide various post-employment plans including defined benefit plans (or "pension plans") and other postretirement benefit plans which provide retiree welfare and other benefits to certain eligible U.S. and foreign employees. Projected benefit obligations are measured using various actuarial assumptions, such as discount rates, rate of compensation increase, mortality rates, turnover rates and health care cost trend rates, as determined at each year end measurement date. The measurement of net periodic benefit cost is based on various actuarial assumptions, including discount rate, expected return on plan assets and rate of compensation increase, which are determined as of the prior year measurement date. Our actuarial assumptions are reviewed on an annual basis and modified when appropriate.

Our projected benefit obligations related to our pension and other postretirement benefit plans are valued using weighted-average discount rates of 5.43% and 5.19%, respectively, for the year ended December 31, 2025. Decreasing the discount rates by 100 basis points would have increased the projected benefit obligations of our pension and other postretirement benefit plan by approximately $27.2 million and $0.9 million, respectively, for the year ended December 31, 2025.

Our net periodic benefit cost related to our pension and other postretirement benefit plans is calculated using weighted average discount rates of 5.57% and 5.54%, respectively, for the year ended December 31, 2025. Decreasing the discount rate by 100 basis points would increase net periodic pension cost by approximately $1.2 million and increase other postretirement benefit cost by approximately $0.1 million for the year ended December 31, 2025. Additionally, our net periodic benefit cost related to our pension plans is calculated using an expected return on plan assets of 4.52% for the year ended December 31, 2025. Decreasing the expected return on plan assets by 100 basis points would increase net periodic pension benefit cost by approximately $1.6 million for the year ended December 31, 2025.

Income Taxes

Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as from net operating losses and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates that are based on a number of factors, including historical experience and short-range and long-range business forecasts. As of December 31, 2025, we had a valuation allowance on certain net operating loss and tax credit carryforwards based on our assessment that it is more likely than not that the deferred tax assets will not be recognized. As of December 31, 2025 and 2024, the cumulative valuation allowance against deferred tax assets was $36.5 million and $40.8 million, respectively.

We are subject to income taxes in the U.S. and foreign jurisdictions. We account for uncertain tax positions using a more likely than not threshold for recognizing and resolving uncertain tax matters. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of tax audits or refinement of an estimate. To the extent the outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes and the effective tax rate in the period in which the determination is made.

Recently Issued Accounting Standards

We have reviewed all recently issued accounting standards and have determined that, other than as disclosed in "Notes to Consolidated Financial Statements – Note 2 – Summary of Significant Accounting Policies", Item 8 of Part II to this report, such accounting standards will not have a significant impact on our consolidated financial statements or otherwise do not apply to our operations.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, which may result in potential losses arising from adverse changes in market rates, such as interest rates, foreign exchange rates and commodity prices and availability, as well as inflation risk. In addition, we are subject to broader market risk that is created by the global market disruptions and uncertainties resulting from macroeconomic challenges, geopolitical events, tariffs, trade and other international disputes. See "Risk Factors," Item 1A of Part I to this report, for additional information regarding risks associated with U.S. and foreign trade policies. We do not enter into derivatives or other financial instruments for trading or speculative purposes and do not believe we are exposed to material market risk with respect to our cash and cash equivalents.

Interest Rate Risk

We are exposed to interest rate risk under our various credit facilities which accrue interest at variable rates, as described in "Notes to Consolidated Financial Statements – Note 11 - Debt and Financing Arrangements," Item 8 of Part II to this report. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for our floating rate debt. Our floating rate debt requires payments based on a variable interest rate index. Increases in interest rates may reduce our net income by increasing the cost of our debt.

From time to time we may enter into interest rate swap contracts to reduce our interest rate risk related to floating rate debt. Under such contracts, we pay fixed and receive variable rate interest, in effect converting a portion of our floating rate debt to fixed rate debt. As of December 31, 2025, there were no outstanding interest rate swap contracts. As of December 31, 2024, the notional value of the Company's outstanding interest rate swap contracts was $100.0 million. See "Notes to Consolidated Financial Statement – Note 12 - Derivative Financial Instruments," Item 8 of Part II to this report, for further discussion of our interest rate swap contracts.

We performed a sensitivity analysis to assess the potential effect of a hypothetical movement in interest rates on our annual pre-tax interest expense. This sensitivity analysis disregards fluctuations in balances of our outstanding variable rate indebtedness due to borrowings and repayments throughout the year.

As of December 31, 2025, we had $449.4 million of outstanding indebtedness at variable interest rates. The sensitivity analysis, while not predictive in nature, indicated that a one percentage point increase in the interest rate applied to these borrowings as of December 31, 2025 would have resulted in an increase of $4.5 million in our annual pre-tax interest expense.

As of December 31, 2024, we had $317.6 million of outstanding indebtedness at variable interest rates after giving effect to $100.0 million of hedged floating rate indebtedness. The same sensitivity analysis for movement in variable interest rates as of December 31, 2024, indicated that a one percentage point increase in the interest rate applied to these borrowings as of December 31, 2024 would have resulted in an increase of $3.2 million in our annual pre-tax interest expense.

Foreign Exchange Risk

We are exposed to foreign currency transaction risk related to transactions denominated in a currency other than functional currency. In addition, we are exposed to currency translation risk resulting from the translation of the financial results of our consolidated subsidiaries from their functional currency into U.S. dollars for financial reporting purposes.

We use financial instruments to reduce the earnings and shareholders' equity volatility relating to transaction risk. The principal financial instruments we enter into on a routine basis are foreign exchange forward contracts, pertaining to the U.S. dollar, the Japanese yen, the British pound sterling, the Canadian dollar, the Korean won, the Australian dollar and the euro. The periods of the foreign exchange forward contracts designated as hedges correspond to the periods of the forecasted hedged transactions, which do not exceed 24 months subsequent to the latest balance sheet date. We do not enter into derivative financial instrument contracts for trading or speculative purposes.

We performed a sensitivity analysis to assess potential changes in the fair value of our foreign exchange forward contracts relating to a hypothetical movement in foreign currency exchange rates. The gross U.S. dollar equivalent notional amount of all foreign exchange forward contracts outstanding at December 31, 2025 was $230.7 million, representing a net settlement asset of $1.2 million. The sensitivity analysis of changes in the fair value of our foreign exchange forward contracts outstanding as of December 31, 2025, while not predictive in nature, indicated that the net settlement asset of $1.2 million would decrease by $18.9 million resulting in a net settlement liability of $17.7 million if the U.S. dollar uniformly weakened by 10% against all currencies covered by our contracts.

The gross U.S. dollar equivalent notional amount of all foreign exchange forward contracts outstanding at December 31, 2024 was $192.2 million, representing a net settlement asset of $7.9 million. The same sensitivity analysis for changes in the fair value of our foreign exchange forward contracts as of December 31, 2024, indicated that if the U.S. dollar uniformly weakened by 10% against all currencies covered by our contracts, the net settlement asset of $7.9 million would decrease by $14.3 million resulting in a net settlement liability of $6.4 million.

The sensitivity analysis described above recalculates the fair value of the foreign exchange forward contracts outstanding by replacing the actual foreign currency exchange rates and current month forward rates with foreign currency exchange rates and forward rates that reflect a 10% weakening of the U.S. dollar against all currencies covered by our contracts. All other factors are held constant. The sensitivity analysis disregards the possibility that foreign currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analysis also disregards the offsetting change in value of the underlying hedged transactions and balances.

The financial markets and currency volatility may limit our ability to cost-effectively hedge these exposures. The counterparties to derivative contracts are major financial institutions with investment grade credit ratings. We monitor the credit quality of these financial institutions on an ongoing basis.

Commodity Risk

We are exposed to commodity price and availability risks with respect to certain materials and components used by us, our suppliers and our manufacturers, including polybutadiene, zinc diacrylate, urethane and ionomers for the manufacturing of our golf balls, tungsten, titanium and steel for our golf clubs, leather and synthetic fabrics for our golf shoes, golf gloves, golf gear and golf apparel, and resin and other petroleum-based materials for a number of our products.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost, and inflation in the cost of our products, overhead costs or wage rates may adversely affect our operating results. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe that inflation in the form of increased raw materials and other input costs, including inbound freight and wage rates, has at times impacted our business, results of operations, financial position and cash flows. In the future, sustained and higher inflationary environments, including increased raw material and other input costs, could materially impact our business, results of operations, financial position and cash flows.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Consolidated Financial Statements and financial statements commencing on page F-1, which are incorporated herein by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

There were no changes in or disagreements with our accountants on accounting and financial disclosure matters.

ITEM 9A.   CONTROLS AND PROCEDURES

The required certifications of our principal executive officer and our principal financial officer are included as Exhibit 31.1 and 31.2 to this Annual Report. The disclosures set forth in this Item 9A contain information concerning the evaluation of our disclosure controls and procedures, management's report on internal control over financial reporting and changes in internal control over financial reporting referred to in those certifications. These certifications should be read in conjunction with this Item 9A for a more complete understanding of the matters covered by the certifications.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms; and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025, the last day of the period covered by this Annual Report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control – Integrated Framework (2013)."

Based on our assessment, our management determined that, as of December 31, 2025, our internal control over financial reporting is effective.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as stated in their report which appears on page F-2 of this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Information about our executive officers is contained in the discussion entitled "Information About Our Executive Officers" in Part I of this Annual Report on Form 10-K.

The remaining information required by this Item will be included in the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in the Company's Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in the Company's Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in the Company's Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be included in the Company's Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

    (a)   The following documents are filed as a part of this report:

        (1)   Financial Statements. See Index to Consolidated Financial Statements on page F-1 hereof.

        (2)   Financial statement schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

        (3)   Exhibits Index:

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Acushnet Holdings Corp. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on November 2, 2016).
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Acushnet Holdings Corp. (incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed on February 28, 2019).
3.3	Second Amended and Restated Bylaws of Acushnet Holdings Corp. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on July 27, 2023).
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed on February 27, 2020).
4.2	Indenture, dated November 24, 2025, among Acushnet Company, U.S. Bank Trust Company, National Association, as trustee of the Notes, and Acushnet Holdings Corp. and certain subsidiaries of Acushnet Company as guarantors (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on November 25, 2025).
10.1†	Acushnet Holdings Corp. Amended and Restated 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed June 4, 2025).
10.2†	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement for Directors under the Acushnet Holdings Corp. Amended and Restated 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K filed on February 28, 2019).
10.3†	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Acushnet Holdings Corp. Amended and Restated 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K filed on March 1, 2022).
10.4†	Form of Performance Stock Unit Grant Notice and Performance Stock Unit Agreement under the Acushnet Holdings Corp. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K filed on March 1, 2022).
10.5†	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement for Directors under the Acushnet Holdings Corp. Amended and Restated 2015 Omnibus Incentive Plan (granted on or after February 12, 2026) (filed herewith).
10.6†	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Acushnet Holdings Corp. Amended and Restated 2015 Omnibus Incentive Plan (granted on or after February 12, 2026) (filed herewith).
10.7†*	Form of Performance Stock Unit Grant Notice and Performance Stock Unit Agreement under the Acushnet Holdings Corp. Amended and Restated 2015 Omnibus Incentive Plan (granted on or after February 12, 2026) (filed herewith).
10.8†	Acushnet Holdings Corp. Employee Deferral Plan (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K filed on March 7, 2018).
10.9†	Acushnet Holdings Corp. Independent Directors Deferral Plan (incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.10†	Acushnet Executive Severance Plan (as amended and restated effective January 1, 2019) (incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K filed on February 28, 2019).
10.11†	Acushnet Company Supplemental Retirement Plan (as amended and restated effective December 31, 2015) (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.12†	Acushnet Company Amended and Restated Trust Agreement, dated as of August 31, 2016 (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.13†	Amended and Restated Acushnet Company Excess Deferral Plan II (effective July 29, 2011) (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.14†	Employment Agreement between Acushnet Holdings Corp. and David E. Maher, dated as of December 22, 2017 (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K filed on March 7, 2018).
10.15†	Letter Agreement by and between Acushnet Company and Sean Sullivan, entered into April 3, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 5, 2023).
10.16	Second Amendment and Restatement Agreement, dated November 24, 2025, among Acushnet Holdings Corp, Acushnet Company, Acushnet Canada Inc., Acushnet Europe Ltd., JPMorgan Chase Bank, N.A., the lenders party thereto and the other agents named therein (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 25, 2025).
10.17	Joint Venture Agreement between Acushnet Cayman Limited and Myre Overseas Corporation, dated as of June 1, 1995 (incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement on Form S-1 (No. 333-212116)).
10.18	Registration Rights Agreement, dated October 26, 2016, among the Company and the Holders (as defined therein) (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 1, 2016).

10.19	Subscription and Shareholders' Agreement between Acushnet Cayman Limited, Myre Overseas Corp. and ACL FootJoy Pte. Ltd. dated as of January 6, 2026 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 8, 2026).
19.1	Acushnet Holdings Corp. Securities Trading Policy (incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K filed February 27, 2025).
21.1	List of Subsidiaries (filed herewith).
23.1	Consent of PricewaterhouseCoopers LLP (filed herewith).
24.1	Power of Attorney (filed herewith).
31.1	Certification of Periodic Report by Chief Executive Officer Pursuant to Rule 13a–14(a) or 15d–14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Periodic Report by Chief Financial Officer Pursuant to Rule 13a–14(a) or 15d–14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
97.1	Acushnet Holdings Corp. Policy for Recoupment of Incentive Compensation (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K filed on February 29, 2024).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema (filed herewith).
101.CAL	XBRL Taxonomy Extension Calculation Linkbase (filed herewith).
101.DEF	XBRL Taxonomy Extension Definition Linkbase (filed herewith).
101.LAB	XBRL Taxonomy Extension Label Linkbase (filed herewith).
101.PRE	XBRL Taxonomy Extension Presentation Linkbase (filed herewith).
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

---

† Identifies exhibits that consist of a management contract or compensatory plan or arrangement.

* Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type of information that the registrant customarily and actually treats as private or confidential.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACUSHNET HOLDINGS CORP.

By: /s/ David Maher

Name: David Maher

Date: February 27, 2026

Title: *President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ David Maher David Maher	President and Chief Executive Officer (Principal Executive Officer)	February 27, 2026
/s/ Sean Sullivan Sean Sullivan	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	February 27, 2026
/s/ Nick Mohamed Nick Mohamed	Vice President, Controller (Principal Accounting Officer)	February 27, 2026
* Yoon Soo Yoon	Chairman	February 27, 2026
* Leanne Cunningham	Director	February 27, 2026
* Gregory Hewett	Director	February 27, 2026
* Ho Yeon Lee	Director	February 27, 2026
* Jan Singer	Director	February 27, 2026
* Steven Tishman	Director	February 27, 2026
* Keun Chang Yoon	Director	February 27, 2026

*By: /s/ Tessa Judge

Name: Tessa Judge

Title: *Attorney In Fact*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Acushnet Holdings Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Acushnet Holdings Corp. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Income Taxes

As described in Note 15 to the consolidated financial statements, the Company recorded income tax expense of $52.4 million for the year ended December 31, 2025 and has net deferred tax assets of $13.5 million, inclusive of a valuation allowance of $36.5 million, and total gross unrecognized tax benefits, excluding related interest and penalties, of $13.7 million as of December 31, 2025. As disclosed by management, the Company is subject to income tax in the U.S. and foreign jurisdictions. The use of significant judgments and estimates, as well as the interpretation and application of complex tax laws is required by management to determine its provision for income taxes.

The principal considerations for our determination that performing procedures relating to accounting for income taxes is a critical audit matter are (i) the significant judgments by management when interpreting and applying complex tax laws and regulations in determining the provision for income taxes and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the provision for income taxes.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the provision for income taxes. These procedures also included, among others, testing the income tax provision, including permanent and temporary differences, the effective tax rate reconciliation, considering the Company's compliance with tax laws, and evaluating management's assessment of whether certain tax positions are more-likely-than-not of being sustained.

/s/PricewaterhouseCoopers LLP

Boston, Massachusetts
February 27, 2026

We have served as the Company's, or its predecessors', auditor since at least 1976, which includes periods before the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company or a predecessor company.

ACUSHNET HOLDINGS CORP.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)		December 31, 2025		December 31, 2024
Assets				
Current assets				
Cash, cash equivalents and restricted cash ($0 and $10,647 attributable to a variable interest entity ("VIE"))	$	50,088	$	53,059
Accounts receivable, net		217,480		218,368
Inventories ($0 and $3,667 attributable to a VIE)		608,571		575,964
Prepaid and other assets		149,232		126,482
Total current assets		1,025,371		973,873
Property, plant and equipment, net ($0 and $8,135 attributable to a VIE)		356,575		325,747
Goodwill ($0 and $32,312 attributable to a VIE)		224,258		220,136
Intangible assets, net		511,430		523,131
Deferred income taxes		21,081		34,306
Other assets ($0 and $1,884 attributable to a VIE)		203,984		103,013
Total assets	$	2,342,699	$	2,180,206
Liabilities, Redeemable Noncontrolling Interests and Shareholders' Equity				
Current liabilities				
Short-term debt	$	16,005	$	10,160
Current portion of long-term debt		661		722
Accounts payable ($0 and $2,400 attributable to a VIE)		156,984		150,322
Accrued taxes		34,219		36,009
Accrued compensation and benefits ($0 and $643 attributable to a VIE)		100,975		95,064
Accrued expenses and other liabilities ($0 and $13,893 attributable to a VIE)		121,310		180,430
Total current liabilities		430,154		472,707
Long-term debt		926,244		753,081
Deferred income taxes		7,604		8,107
Accrued pension and other postretirement benefits		68,756		74,410
Other noncurrent liabilities		124,605		74,737
Total liabilities		1,557,363		1,383,042
Commitments and contingencies (Note 23)				
Redeemable noncontrolling interests		1,770		4,028
Shareholders' equity				
Common stock, $0.001 par value, 500,000,000 shares authorized; 58,371,822 and 61,214,541 shares issued		58		61
Additional paid-in capital		763,828		787,725
Accumulated other comprehensive loss, net of tax		(122,281)		(140,315)
Retained earnings		141,961		180,276
Treasury stock, at cost; (including 935,907 of accrued share repurchases as of December 31, 2024) (Note 16)		—		(62,500)
Total equity attributable to Acushnet Holdings Corp.		783,566		765,247
Noncontrolling interests		—		27,889
Total shareholders' equity		783,566		793,136
Total liabilities, redeemable noncontrolling interests and shareholders' equity	$	2,342,699	$	2,180,206

The accompanying notes are an integral part of these consolidated financial statements.

ACUSHNET HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,				
(in thousands, except share and per share amounts)		**2025**		**2024**		**2023**
Net sales	$	2,558,730	$	2,457,091	$	2,381,995
Cost of goods sold		1,337,476		1,269,364		1,261,958
Gross profit		1,221,254		1,187,727		1,120,037
Operating expenses:						
Selling, general and administrative		833,419		801,600		755,671
Research and development		76,506		67,841		64,839
Intangible amortization		11,901		14,024		14,222
Income from operations		299,428		304,262		285,305
Interest expense, net (Note 19)		58,288		52,637		41,288
Loss on debt extinguishment (Note 11)		16,970		—		—
Other (income) expense, net (Note 19)		(15,356)		1,958		2,417
Income before income taxes		239,526		249,667		241,600
Income tax expense		52,366		47,825		42,993
Net income		187,160		201,842		198,607
Less: Net loss (income) attributable to noncontrolling interests		1,385		12,456		(178)
Net income attributable to Acushnet Holdings Corp.	$	188,545	$	214,298	$	198,429
Net income per common share attributable to Acushnet Holdings Corp.:						
Basic	$	3.13	$	3.38	$	2.96
Diluted		3.11		3.37		2.94
Weighted average number of common shares:						
Basic		60,299,145		63,345,806		67,063,933
Diluted		60,568,052		63,648,238		67,517,105

The accompanying notes are an integral part of these consolidated financial statements.

ACUSHNET HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)	Year ended December 31,		
	2025	**2024**	**2023**
Net income	$ 187,160	$ 201,842	$ 198,607
Other comprehensive income (loss):			
Foreign currency translation adjustments	21,603	(28,389)	2,916
Cash flow derivative instruments			
Unrealized holding (losses) gains arising during period	(3,835)	12,693	5,871
Reclassification adjustments included in net income	(2,467)	(12,286)	(7,672)
Tax benefit	2,013	211	359
Cash flow derivative instruments, net	(4,289)	618	(1,442)
Pension and other postretirement benefits			
Pension and other postretirement benefits adjustments	1,673	(10,960)	5,629
Tax (expense) benefit	(332)	2,455	(1,306)
Pension and other postretirement benefits adjustments, net	1,341	(8,505)	4,323
Total other comprehensive income (loss)	18,655	(36,276)	5,797
Comprehensive income	205,815	165,566	204,404
Less: Comprehensive loss (income) attributable to noncontrolling interests	764	12,766	(656)
Comprehensive income attributable to Acushnet Holdings Corp.	$ 206,579	$ 178,332	$ 203,748

The accompanying notes are an integral part of these consolidated financial statements.

ACUSHNET HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Cash flows from operating activities			
Net income	$ 187,160	$ 201,842	$ 198,607
Adjustments to reconcile net income to cash flows provided by operating activities			
Depreciation and amortization	55,292	55,888	51,356
Unrealized foreign exchange (gain) loss	(2,823)	(2,856)	1,507
Amortization of debt issuance costs	1,757	1,754	927
Share-based compensation	28,580	30,792	29,709
Loss on disposals of property, plant and equipment	725	902	99
Gain on deconsolidation of VIE (Note 8)	(20,887)	—	—
Loss from equity method investment (Note 8)	1,113	—	—
Loss on debt extinguishment (Note 11)	16,970	—	—
Deferred income taxes	13,941	915	15,413
Changes in operating assets and liabilities			
Accounts receivable	11,962	(26,799)	13,785
Inventories	(20,393)	21,659	58,897
Accounts payable	(1,672)	1,875	(12,105)
Accrued taxes	(5,086)	(8,222)	6,221
Other assets and liabilities	(72,269)	(32,642)	7,411
Cash flows provided by operating activities	194,370	245,108	371,827
Cash flows from investing activities			
Additions to property, plant and equipment	(74,342)	(74,624)	(75,364)
Additions to intangible assets (Note 9)	—	—	(25,235)
Other, net	—	—	(887)
Cash flows used in investing activities	(74,342)	(74,624)	(101,486)
Cash flows from financing activities			
Proceeds from credit facilities (Note 11)	1,780,933	1,243,120	1,527,896
Repayments of credit facilities (Note 11)	(1,752,274)	(1,178,799)	(1,739,308)
Proceeds from senior unsecured notes (Note 11)	500,000	—	350,000
Repayments of senior unsecured notes (Note 11)	(350,000)	—	—
Payment of redemption premium (Note 11)	(12,908)	—	—
Payment of debt issuance costs	(9,592)	—	(6,328)
Purchases of common stock	(211,524)	(172,799)	(334,088)
Dividends paid on common stock	(56,156)	(54,291)	(52,480)
Payment of employee restricted stock tax withholdings	(11,560)	(16,914)	(11,495)
Other, net	(1,742)	—	1,078
Cash flows used in financing activities	(124,823)	(179,683)	(264,725)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,824	(3,177)	915
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,971)	(12,376)	6,531
Cash, cash equivalents and restricted cash, beginning of year	53,059	65,435	58,904
Cash, cash equivalents and restricted cash, end of year	$ 50,088	$ 53,059	$ 65,435

The accompanying notes are an integral part of these consolidated financial statements.

ACUSHNET HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss, net of tax	Retained Earnings	Treasury Stock	Total Shareholders' Equity Attributable to Acushnet Holdings Corp.	Noncontrolling Interests	Total Shareholders' Equity
Balances as of December 31, 2022	76,322	$ 76	$ 960,685	$ (109,668)	$ 473,130	$ (385,167)	$ 939,056	$ 37,647	$ 976,703
Sale of equity to redeemable noncontrolling interest	—	—	444	—	(180)	—	264	—	264
Net income	—	—	—	—	198,429	—	198,429	1,213	199,642
Other comprehensive income (loss)	—	—	—	5,319	—	—	5,319	(8)	5,311
Share-based compensation	—	—	29,044	—	—	—	29,044	—	29,044
Vesting of restricted common stock, including impact of dividend equivalents rights ("DERs"), net of shares withheld for employee taxes (Note 17)	485	—	(11,394)	—	—	—	(11,394)	—	(11,394)
Purchases of common stock (Note 16)	—	—	—	—	—	(240,948)	(240,948)	—	(240,948)
Treasury share retirement (Note 16)	(13,378)	(13)	(170,164)	—	(455,938)	626,115	—	—	—
Dividends and dividend equivalents declared	—	—	—	—	(53,335)	—	(53,335)	—	(53,335)
Redemption value adjustment (Note 2)	—	—	—	—	(2,200)	—	(2,200)	—	(2,200)
Balances as of December 31, 2023	63,429	63	808,615	(104,349)	159,906	—	864,235	38,852	903,087
Net income (loss)	—	—	—	—	214,298	—	214,298	(10,970)	203,328
Other comprehensive (loss) income	—	—	—	(35,966)	—	—	(35,966)	7	(35,959)
Share-based compensation	—	—	30,336	—	—	—	30,336	—	30,336
Vesting of restricted common stock, including impact of DERs, net of shares withheld for employee taxes (Note 17)	444	—	(16,664)	—	—	—	(16,664)	—	(16,664)
Purchases of common stock (Note 16)	—	—	—	—	—	(173,859)	(173,859)	—	(173,859)
Share repurchase liability (Note 16)	—	—	—	—	—	(62,500)	(62,500)	—	(62,500)
Treasury share retirement (Note 16)	(2,658)	(2)	(34,220)	—	(139,637)	173,859	—	—	—
Dividends and dividend equivalents declared	—	—	—	—	(55,291)	—	(55,291)	—	(55,291)
Contingent consideration (Note 8)	—	—	(342)	—	—	—	(342)	—	(342)
Redemption value adjustment (Note 2)	—	—	—	—	1,000	—	1,000	—	1,000
Balances as of December 31, 2024	61,215	61	787,725	(140,315)	180,276	(62,500)	765,247	27,889	793,136
Net income (loss)	—	—	—	—	188,545	—	188,545	(188)	188,357
Other comprehensive income	—	—	—	18,034	—	—	18,034	—	18,034
Share-based compensation	—	—	28,580	—	—	—	28,580	—	28,580
Vesting of restricted common stock, including impact of DERs, net of shares withheld for employee taxes (Note 17)	291	—	(11,472)	—	—	—	(11,472)	—	(11,472)
Purchases of common stock (Note 16)	—	—	—	—	—	(212,194)	(212,194)	—	(212,194)
Share repurchase liability (Note 16)	—	—	—	—	—	62,500	62,500	—	62,500
Treasury share retirement (Note 16)	(3,134)	(3)	(41,005)	—	(171,186)	212,194	—	—	—
Dividends and dividend equivalents declared	—	—	—	—	(57,374)	—	(57,374)	—	(57,374)
Redemption value adjustment (Note 2)	—	—	—	—	1,700	—	1,700	—	1,700
Deconsolidation of VIE (Note 8)	—	—	—	—	—	—	—	(27,701)	(27,701)
Balances at December 31, 2025	58,372	$ 58	$ 763,828	$ (122,281)	$ 141,961	$ —	$ 783,566	$ —	$ 783,566

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business

Acushnet Holdings Corp. (the "Company"), headquartered in Fairhaven, Massachusetts, is the global leader in the design, development, manufacture and distribution of performance-driven golf products. The Company has established positions across all major golf equipment and golf wear categories under its globally recognized brands of Titleist, FootJoy, Scotty Cameron and Vokey Design. Acushnet products are sold primarily to on-course golf pro shops and select off-course golf specialty stores, sporting goods stores and other qualified retailers. The Company sells products primarily in the United States, Europe (primarily the United Kingdom, Germany, France, Sweden and Switzerland), Asia (primarily Japan, Korea, China and Singapore), Canada and Australia. Acushnet manufactures and/or sources its products principally in the United States, Thailand, Vietnam, Taiwan, China, Japan and the United Kingdom.

Acushnet Holdings Corp. was incorporated in Delaware on May 9, 2011 as Alexandria Holdings Corp., an entity owned by Misto Holdings Corp ("Misto"), formerly known as Fila Holdings Corp. and previously as Fila Korea Co., Ltd., ("Fila"), a leading sport and leisure apparel and footwear company which is a public company listed on the Korea Exchange, and a consortium of investors (the "Financial Investors"). Acushnet Holdings Corp. acquired Acushnet Company, its primary operating subsidiary, from Beam Suntory, Inc. (at the time known as Fortune Brands, Inc.) on July 29, 2011. On November 2, 2016, the Company completed an initial public offering at a public offering price of $17.00 per share. Following the pricing of the initial public offering, Magnus Holdings Co., Ltd. ("Magnus"), a wholly-owned subsidiary of Misto, purchased from the Financial Investors shares of the Company's common stock, resulting in Magnus holding a controlling ownership interest in the Company's outstanding common stock.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). These consolidated financial statements include the accounts of the Company and Acushnet Company, including Acushnet Company's wholly-owned subsidiaries and less than wholly-owned subsidiaries, which include variable interest entities ("VIE") in which Acushnet Company is the primary beneficiary. In addition, investments in entities over which the Company has significant influence but not control are accounted for using the equity method of accounting. The Company conducts substantially all its business through Acushnet Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and judgments that affect reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Variable Interest Entities

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities independently, or (ii) have equity holders that do not have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the entity's expected losses, or the right to receive the entity's expected residual returns. The Company consolidates a VIE when it is the primary beneficiary, which is the party that has both (i) the power to direct the activities that most significantly impact the VIE's economic performance and (ii) through its interests in the VIE, the obligation to absorb expected losses or the right to receive expected benefits from the VIE that could potentially be significant to the VIE. The Company presents separately on its consolidated balance sheets, to the extent material, the assets of consolidated VIEs that can only be used to settle specific obligations of the consolidated VIEs and the liabilities of consolidated VIEs for which creditors do not have recourse to its general credit.

Prior to January 31, 2025, the Company consolidated the accounts of Acushnet Lionscore Limited ("Lionscore"), a VIE which is 40% owned by the Company. The sole purpose of Lionscore was to manufacture the Company's footwear and as such, the Company was deemed to be the primary beneficiary. The general creditors of Lionscore did not have recourse to the Company. Certain directors of Lionscore had guaranteed the credit lines of Lionscore, for which there were no outstanding borrowings as of December 31, 2024. In addition, pursuant to the terms of the governing documents of Lionscore, the Company was not required to provide financial support to Lionscore. See Note 8 for additional information regarding other business developments impacting Lionscore.

Equity Method Investments

The Company uses the equity method of accounting for equity investments if the investment enables the Company to exercise significant influence, but not control, over operating and financial policies of the investee. The Company's proportionate share of the net income or loss of these investees is included in consolidated net income (loss). The Company evaluates equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. An impairment that is other-than-temporary is recognized in the period identified. See Note 8 for additional information regarding other business developments impacting equity method investments.

Noncontrolling Interests and Redeemable Noncontrolling Interests

The ownership interests held by owners other than the Company in less than wholly-owned subsidiaries are classified as noncontrolling interests. The financial results and position of noncontrolling interests are included in the Company's consolidated financial statements. The value attributable to the noncontrolling interests is presented on the consolidated balance sheets, separately from the equity attributable to the Company. Net income (loss) and comprehensive income (loss) attributable to noncontrolling interests are presented separately on the consolidated statements of operations and consolidated statements of comprehensive income, respectively.

Redeemable noncontrolling interests are those noncontrolling interests which are or may become redeemable at a fixed or determinable price on a fixed or determinable date, at the option of the holder, or upon occurrence of an event. The Company initially records the redeemable noncontrolling interest at its acquisition date fair value. The carrying amount of the redeemable noncontrolling interest is subsequently adjusted to the greater amount of either the initial carrying amount, increased or decreased for the redeemable noncontrolling interest's share of comprehensive income (loss) or the redemption value, assuming the noncontrolling interest is redeemable at the balance sheet date. This adjustment is recognized through retained earnings and is not reflected in net income (loss) or comprehensive income (loss). During the years ended December 31, 2025 and December 31, 2024, the Company recorded a $1.7 million and $1.0 million redemption value adjustment to decrease the carrying amount of redeemable noncontrolling interests, respectively. During the year ended December 31, 2023, the Company recorded a $2.2 million redemption value adjustment to increase the carrying value of redeemable noncontrolling interests. The value attributable to redeemable noncontrolling interests and any related loans to minority shareholders, which are recorded as a reduction to redeemable noncontrolling interests, are presented in the consolidated balance sheets as temporary equity between liabilities and shareholders' equity. The amount of the loan to minority shareholders was $4.4 million as of December 31, 2025, 2024 and 2023.

See Note 8 for additional information regarding other business developments impacting noncontrolling interests.

Cash, Cash Equivalents and Restricted Cash

Cash held in Company checking accounts is included in cash. Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less which are readily convertible into cash. The Company classifies as restricted certain cash that is not available for use in its operations. As of December 31, 2025 and 2024, the amount of restricted cash included in cash, cash equivalents and restricted cash on the consolidated balance sheets was $1.4 million and $1.6 million, respectively. Book overdrafts not subject to offset with other accounts with the same financial institution are classified as accounts payable. As of December 31, 2025 and 2024, book overdrafts in the amount of $2.8 million and $3.8 million, respectively, were included in accounts payable on the consolidated balance sheets.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk are cash and cash equivalents and accounts receivable. Substantially all of the Company's cash deposits are maintained at large, creditworthy financial institutions. The Company's deposits, at times, may exceed federally insured limits, due largely to deposits held by the Company's subsidiaries outside the United States. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As part of its ongoing procedures, the Company monitors its concentration of deposits with various financial institutions in order to avoid any undue exposure. As of December 31, 2025 and 2024, the Company had unrestricted cash and cash equivalents of $46.5 million and $48.9 million, respectively, in banks located outside the United States. The risk with respect to the Company's accounts receivable is managed by the Company through its policy of monitoring the creditworthiness of its customers to which it grants credit terms in the normal course of business. See Note 5 for additional information.

Inventories

Inventories are recorded at the lower of cost and net realizable value, which includes an allowance for obsolete or slow moving inventory. Approximate cost of inventory is determined on the first-in, first-out basis. The cost of inventory includes all costs to make products salable including materials, labor, manufacturing overhead, inbound freight, purchasing and receiving, and inspection costs. In addition, all depreciation expense associated with assets used to manufacture products and make them salable is included in inventory costs. The Company's allowance for obsolete or slow moving inventory contains estimates regarding uncertainties. Such estimates are updated each reporting period and require the Company to make assumptions and to apply judgment regarding a number of factors, including market conditions, selling environment, historical results and current inventory trends. See Note 6 for additional information.

Long-Lived Assets

Property, Plant and Equipment, Net

Property, plant and equipment, net is recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets, except for leasehold and tenant improvements which are amortized over the shorter of the lease term or the estimated useful lives of the assets. Gains or losses resulting from disposals are included in income from operations. Betterments and renewals, which improve and extend the life of an asset, are capitalized. Maintenance and repair costs are expensed as incurred. See Note 7 for additional information.

Estimated useful lives of property, plant and equipment asset categories were as follows:

Buildings and improvements	15 - 40 years
Machinery and equipment	3 - 10 years
Furniture, fixtures and computer hardware	3 - 10 years
Computer software	1 - 10 years

Leases

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. The Company's assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtained the right to substantially all of the economic benefit from the use of the asset throughout the period, and (3) whether the Company has the right to direct the use of the asset.

All leases are accounted for under Accounting Standards Codification ("ASC") 842 and are classified as either operating or finance leases. A lease is classified as a finance lease if any one of the following criteria is met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset, the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or the leased asset is of a highly specialized nature. A lease is classified as an operating lease if it does not meet any one of these criteria.

The Company recognizes operating lease right-of-use assets and operating lease liabilities on its consolidated balance sheets. Right-of-use assets represent the right to use the leased asset for the lease term. Lease liabilities represent the present value of the lease payments under the lease. Right-of-use assets are initially measured at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred less any lease incentives received. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early. The discount rate implicit within the Company's leases is generally not determinable and therefore the Company determines the discount rate based on its incremental collateralized borrowing rate applicable to the location where the lease is held. The incremental borrowing rate for each of the Company's leases is determined based on the lease term and currency in which such lease payments are made.

The lease classification affects the expense recognition in the consolidated statements of operations. Operating lease expense consists of the lease payments plus any initial direct costs and is recognized on a straight-line basis over the lease term in the consolidated statements of operations. Finance lease charges are split, where amortization of the right-of-use asset is recorded as depreciation expense and an implied interest component is recorded in interest expense, net. Variable lease costs are expensed as incurred and include maintenance costs, real estate taxes and property insurance.

The Company has elected to not separate non-lease components within its lease portfolio and has also elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less. See Note 4 for additional information.

Internal Use Software and Cloud Computing Arrangements

Certain costs incurred in connection with the development of the Company's internal-use software are capitalized. Internal-use software development costs are primarily related to the Company's current enterprise resource planning system. Costs incurred in the preliminary stages of development are expensed as incurred. Internal and external costs incurred in the application development phase, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing performed to ensure the product is ready for its intended use. Costs such as maintenance and training are expensed as incurred. The capitalized internal-use software costs are included in property, plant and equipment and are amortized over the estimated useful life which ranges from three to ten years once the software is placed into service. See Note 7 for additional information.

The Company also enters into cloud computing arrangements to access and use third-party software to support operations. These arrangements are assessed to determine whether the contract is solely a service contract or includes a software license. Implementation costs for a cloud computing arrangement that is solely a service contract, including the integration, configuration and customization of the hosted third-party software, are capitalized and included in either prepaids and other assets or other assets on the consolidated balance sheets. Once the software is placed into service, the capitalized implementation costs are amortized on a straight-line basis over the fixed, non-cancellable term of the contract, plus any renewal periods that are reasonably certain at that time, which ranges from one to six years.

There were capitalized implementation costs, net of amortization of $57.3 million and $18.0 million for the years ended December 31, 2025 and 2024, respectively, of which $9.4 million and $4.1 million were included in prepaid and other assets and $47.9 million and $13.9 million were included in other assets on the consolidated balance sheets as of December 31, 2025 and 2024, respectively. The Company recognized amortization expense related to these capitalized implementation costs of $2.4 million, $4.0 million and $1.6 million in the consolidated statements of operations during the years ended December 31, 2025, 2024 and 2023, respectively.

Identifiable Intangible Assets

Identifiable intangible assets are recorded at cost less accumulated amortization. Purchased intangible assets, other than goodwill and indefinite-lived intangible assets, are amortized on a straight-line basis over the useful lives of the asset. See Note 9 for additional information.

Impairment

A long-lived asset (including right-of-use assets) or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, the Company compares the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of the asset or asset group. The cash flows are based on the best estimate of future cash flows derived from the most recent business projections. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment loss is recognized based on the excess of the asset's or asset group's carrying value over its fair value. Fair value is determined based on discounted expected future cash flows on a market participant basis.

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans, or changes in anticipated cash flows.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized but instead are measured for impairment at least annually, or more frequently when events or changes in circumstances indicate that the carrying amount of the asset may be impaired. The Company performs its annual impairment tests in the fourth quarter of each fiscal year.

Goodwill is assigned to reporting units for purposes of impairment testing. A reporting unit may be the same as an operating segment or one level below an operating segment. For purposes of assessing potential impairment, the Company compares the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company records a goodwill impairment loss in the amount of the excess of a reporting unit's carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The fair value of the reporting units is determined using the income approach. The income approach uses a discounted cash flow analysis which involves applying appropriate discount rates to estimated future cash flows based on forecasts of sales, costs and capital requirements.

Certain of the Company's trademarks have been assigned an indefinite life as the Company currently anticipates that these trademarks will contribute to its cash flows indefinitely. Indefinite-lived trademarks are reviewed for impairment annually and may be reviewed more frequently if indicators of impairment are present. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. The Company measures the fair value of its trademarks using the relief-from-royalty method, which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life. See Note 9 for additional information.

Debt Issuance Costs

The Company defers costs directly associated with acquiring third-party financing. These debt issuance costs are amortized as interest expense over the term of the related indebtedness. Debt issuance costs associated with revolving credit facilities are included in other assets and debt issuance costs associated with all other indebtedness are netted against long-term debt on the consolidated balance sheets. See Note 11 for additional information.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company's financial instruments are carried at fair value determined according to the fair value hierarchy described above. The Company's financial instruments that are not recorded at fair value include cash and cash equivalents, accounts receivable, accounts payable, borrowings under revolving credit agreements and other debt. The carrying amount of these financial instruments, except for debt, is historical cost which approximates fair value due to the short-term nature of these assets and liabilities. The carrying value of the Company's variable interest rate debt approximates fair value due to the variable nature of the interest rate (Note 11). The Company's senior unsecured notes are recorded at face value, less unamortized debt issuance cost (Note 11).

See Note 13 for additional information regarding the Company's fair value measurements.

Pension and Other Postretirement Benefit Plans

The Company provides U.S. and foreign defined benefit and defined contribution plans to certain eligible employees and postretirement benefits to certain retirees, including pensions, postretirement healthcare benefits and other postretirement benefits.

The investments in the plan assets are measured at fair value using quoted market prices or the net asset value as a practical expedient. Projected benefit obligations are measured using various actuarial assumptions, such as discount rates, rate of compensation increase, mortality rates, turnover rates and health care cost trend rates, as determined at each year end measurement date. The measurement of net periodic benefit cost is based on various actuarial assumptions, including discount rates, expected return on plan assets and rate of compensation increase, which are determined as of the prior year measurement date. The determination of the discount rate is generally based on yield curves or an index created from a hypothetical bond portfolio consisting of high-quality fixed income securities with durations that match the timing of expected benefit payments.

The expected return on plan assets is developed using forward looking asset class return assumptions for each asset class, weighted by the plan's target exposure to each asset class within the portfolio. The asset class return assumption reflects a combination of historical results, current market characteristics, and long term capital market outlook. Actual cost is also dependent on various other factors related to the employees covered by these plans. The effects of actuarial deviations from assumptions are generally accumulated and, if over a specified corridor, amortized over the remaining service period of the employees. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the related employees. The Company's actuarial assumptions are reviewed on an annual basis and modified when appropriate.

To calculate the U.S. pension and postretirement benefit plan expense in 2025, 2024 and 2023, the Company applied the individual spot rates along the yield curve that correspond with the timing of each future cash outflow for the benefit payments in order to calculate interest cost and service cost. See Note 14 for additional information.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between consolidated financial statement carrying amounts and tax basis amounts at enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce deferred income tax assets when it is more-likely-than-not that such assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company records liabilities for uncertain income tax positions based on the two-step process. The first step is recognition, where an individual tax position is evaluated as to whether it has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, no tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, the Company performs the second step of measuring the benefit to be recorded. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized on ultimate settlement. The actual benefits ultimately realized may differ from the estimates. In future periods, changes in facts, circumstances and new information may require the Company to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in income tax expense and liability in the period in which such changes occur. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes on the consolidated statements of operations.

The U.S. Tax Cuts and Jobs Act of 2017 subjects the Company to a tax on Global Intangible Low-Taxed Income ("GILTI"). GILTI is a tax on foreign income in excess of a deemed return on tangible assets of related foreign corporations. Companies subject to GILTI have the option to account for the GILTI tax as a period cost if and when incurred, or to recognize deferred taxes for temporary differences, including outside basis differences, expected to reverse as GILTI. The Company has elected to account for GILTI as a period cost.

Cost of Goods Sold

Cost of goods sold includes the cost of inventory, costs associated with operating the Company's distribution centers, costs associated with shipping and handling activities and certain foreign currency hedge gains and losses. Costs associated with operating the Company's distribution centers are expensed as incurred and include warehousing costs, indirect labor and supplies, as well as depreciation expense associated with assets used to distribute products.

Product Warranty

The Company has defined warranties generally ranging from one to two years. Products covered by the defined warranty policies primarily include all Titleist golf products, FootJoy golf shoes and FootJoy golf outerwear. These product warranties generally obligate the Company to pay for the cost of replacement products, including the cost of shipping replacement products to its customers. The estimated cost of satisfying future warranty claims is accrued at the time the sale is recorded. In estimating future warranty obligations, the Company considers various factors, including its warranty policies and practices, the historical frequency of claims and the cost to replace or repair products under warranty. See Note 10 for additional information.

Advertising and Promotion

Advertising and promotion expenses are included in selling, general and administrative on the consolidated statements of operations and include product endorsement arrangements with members of the various professional golf tours, media placement and production costs (television, print and internet), tour support expenses and point-of-sale materials. Advertising production costs are expensed as incurred. Media placement costs are expensed in the month the advertising first appears. Product endorsement arrangements are expensed based upon the specific provisions of player contracts. Advertising and promotion expenses were $254.4 million, $242.3 million and $231.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Selling

Selling expenses including field sales, sales administration and commissions paid on certain retail sales are included in selling, general and administrative on the consolidated statements of operations.

Research and Development

Research and development expense is expensed as incurred and includes product development costs, product improvement costs, product engineering costs and process improvement costs.

Foreign Currency Transactions and Translation

Transactions denominated in a currency other than functional currency are re-measured into functional currency with the resulting transaction gain or loss recorded within selling, general and administrative on the consolidated statements of operations. Foreign currency transaction gains (losses) included in selling, general and administrative were gains of $4.2 million, losses of $2.0 million and losses of $4.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. Assets and liabilities are translated from the functional currency of the consolidated subsidiary into U.S. dollars at the actual rates of exchange as of the balance sheet date. Revenues and expenses are translated at the average rates of exchange for the reporting period. The related translation adjustments are recorded as a component of accumulated other comprehensive income (loss), net of tax.

Derivative Financial Instruments

All derivative instruments are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets. If the derivative instrument is designated as a fair value hedge, the gain or loss resulting from changes in the fair value of the derivative instruments and of the hedged item are immediately recognized in the statements of operations. If the derivative instrument is designated as a cash flow hedge, the gain or loss is initially recorded as a component of accumulated other comprehensive income (loss), net of tax. The gain or loss is subsequently reclassified into the statements of operations at the time the forecasted transaction impacts the statements of operations or at the time the hedge is deemed to be ineffective. Cash flows from derivative financial instruments and the related hedged transactions are included in cash flows from operating activities. See Note 12 for additional information.

Share-based Compensation

The Company has an equity incentive plan for members of the board of directors, officers, employees, consultants and advisors of the Company. All awards granted under the plan are measured at fair value at the date of the grant. The estimated fair value is determined based on the closing price of the Company's common stock, generally on the award date, multiplied by the number of shares per the stock award. The Company issues share-based awards with service-based vesting conditions and performance-based vesting conditions. Awards with service-based vesting conditions are amortized as expense over the requisite service period of the award, which is generally the vesting period of the respective award. For awards with performance-based vesting conditions, the measurement of the expense is based on the Company's performance against specified metrics as defined in the applicable award agreements. The Company accounts for forfeitures in share based compensation expense when they occur. See Note 17 for additional information.

Recently Adopted Accounting Standards

Income Taxes

During the year ended December 31, 2025, the Company adopted Accounting Standards Update ("ASU") 2023-09, *"Income Taxes (Topic 740) - Improvements to Income Tax Disclosures."* The amendments in this update provided more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The adoption of ASU 2023-09, with prospective application, resulted in incremental disclosures within the footnotes to the consolidated financial statements. See income tax information in Note 15 and Note 22.

Measurement of Credit Losses for Accounts Receivable and Contract Assets

During the year ended December 31, 2025, the Company adopted ASU 2025-05, *"Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets."* The amendments in this update provide an optional practical expedient. Under this practical expedient, when developing reasonable and supportable forecasts as part of estimating expected credit losses, an entity may elect to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The adoption of this standard did not have a material impact on the Company's allowance for credit losses. See allowance for credit loss information in Note 5.

Recently Issued Accounting Standards

Expense Disaggregation Disclosures

In November 2024, the Financial Accounting Standards Board ("FASB") issued ASU 2024-03, *"Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)."* The amendments in this update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact this standard will have on its consolidated financial statements and related disclosures.

Accounting for Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, *"Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software."* The amendments in this update remove all references to software development project stages. Under this update, an entity will be required to start capitalizing software costs when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. The amendments in this update permit an entity to apply the new guidance using either a prospective transition approach, a modified transition approach or a retrospective transition approach. ASU 2025-06 is effective for annual and interim periods beginning after December 15, 2027. Early adoption is permitted as of the beginning of an annual reporting period. The Company is currently evaluating the impact this standard will have on its consolidated financial statements and related disclosures.

Derivatives and Hedging

In November 2025, the FASB issued ASU 2025-09, *"Derivatives and Hedging (Topic 815): Hedge Accounting Improvements."* The amendments in this update are intended to clarify certain aspects of the guidance to better portray the economic results of an entity's risk management activities in its financial statements and to make certain targeted improvements to simplify the application of the hedge accounting guidance. The amendments in this update should be applied on a prospective basis for all hedging relationships. ASU 2025-09 is effective for annual and interim periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact this standard will have on its consolidated financial statements and related disclosures.

Interim Reporting

In December 2025, the FASB issued ASU 2025-11, *"Interim Reporting (Topic 270): Narrow-Scope Improvements."* The amendments in this update are intended to clarify interim reporting requirements enhancing consistency in U.S. GAAP financial statements. It consolidates required disclosures, defines the "disclosure principle" for material post-year-end events, and streamlines the application of interim guidance. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact this standard will have on its consolidated financial statements and related disclosures.

Codification Improvements

In December 2025, the FASB issued ASU 2025-12, "*Accounting Standards Update 2025-12—Codification Improvements.*" The amendments in this update refine existing guidance to further enhance the interpretation and application of the codification. The transition method of this update may vary on an issue-by-issue basis. ASU 2025-12 is effective for annual and interim periods beginning after December 15, 2026. Early adoption is permitted as of the beginning of an annual reporting period and on an issue-by-issue basis. The Company is currently evaluating the impact this standard will have on its consolidated financial statements and related disclosures.

3. Revenue

Accounting Policies

Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of the Company's contracts have a single performance obligation to transfer products. Accordingly, the Company recognizes revenue when control of the products has been transferred to the customer, generally at the time of shipment or delivery of products, based on the terms of the contract and the jurisdiction of the sale. Revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for the products. Revenue is recognized net of allowances for discounts and sales returns. Sales taxes and other similar taxes are excluded from revenue.

Substantially all of the Company's revenue is recognized at a point in time and relates to customers who are not engaged in a long-term supply agreement or any form of contract with the Company. The majority of all sales are paid for on account with most terms between 30 and 60 days, not to exceed one year.

Costs associated with shipping and handling activities, such as merchandising, are included in cost of goods sold as revenue is recognized. The Company has made an accounting policy election to account for shipping and handling activities that occur after control of the related good transfers as fulfillment activities instead of assessing such activities as performance obligations.

The Company reduces revenue by the amount of expected returns and records a corresponding refund liability in accrued expenses and other liabilities. The Company accounts for the right of return as variable consideration and recognizes a refund liability for the amount of consideration that it estimates will be refunded to customers. In addition, the Company recognizes an asset for the right to recover returned products in prepaid and other assets on the consolidated balance sheets. Sales returns are estimated based upon historical rates of product returns, current economic trends and changes in customer demands as well as specific identification of outstanding returns. The refund liability for expected returns was $8.6 million and $12.3 million as of December 31, 2025 and 2024, respectively. The value of inventory expected to be recovered related to sales returns was $4.5 million and $6.3 million as of December 31, 2025 and 2024, respectively.

Contract Balances

Accounts receivable, net, includes amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. See further allowance for credit loss information in Note 5.

Customer Sales Incentives

The Company offers sales-based incentive programs to certain customers in exchange for certain benefits, including prominent product placement and exclusive stocking by participating retailers. These programs typically provide qualifying customers with rebates for achieving certain purchase goals. The rebates can be settled in the form of cash or credits or in the form of free product. The rebates which are expected to be settled in the form of cash or credits are accounted for as variable consideration. The estimate of the variable consideration requires the use of assumptions related to the percentage of customers who will achieve qualifying purchase goals and the level of achievement. These assumptions are based on historical experience, current year program design, current marketplace conditions and sales forecasts, including considerations of the Company's product life cycles. The rebates which are expected to be settled in the form of product are estimated based upon historical experience and the terms of the customer programs and are accounted for as an additional performance obligation.

Revenue is recognized when control of the free products earned transfers to the customer at the end of the related customer incentive program, which generally occurs within one year. Control of the free products generally transfers to the customer at the time of shipment.

Practical Expedients and Exemptions

The Company expenses sales commissions when incurred because the amortization period is one year or less. These costs are recorded within selling, general and administrative on the consolidated statements of operations.

The Company has elected the practical expedient to not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company has elected the practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset when developing reasonable and supportable forecasts as part of estimating expected credit losses. See further discussion of the adoption of ASU 2025-05 in Note 2.

Disaggregated Revenue

In general, the Company's business segmentation is aligned according to the nature and economic characteristics of its products and customer relationships and provides meaningful disaggregation of each business segment's results of operations. See Note 21 for the Company's business segment disclosures, as well as a further disaggregation of net sales by geographic region.

4. Leases

The Company's operating lease right-of-use assets and operating lease liabilities represent leases for office and warehouse space, machinery and equipment, and vehicles, among other items. The Company's finance lease right-of-use assets and finance lease liabilities represent leases for vehicles. Certain leases include one or more options to renew, with renewal terms that can extend the lease term up to three years.

Lease costs recognized on the consolidated statements of operations were as follows:

(in thousands)		Year ended December 31,		
Lease costs	**Location in statement of operations**	**2025**	**2024**	**2023**
Operating	Cost of goods sold	$ 2,486	$ 2,497	$ 2,450
	Selling, general and administrative	23,310	21,043	19,777
	Research and development	1,056	1,166	1,099
Finance				
Amortization of lease assets	Selling, general and administrative	636	600	475
Interest on lease liabilities	Interest expense, net	92	108	86
Short-term and low value lease cost		400	904	1,472
Variable lease cost		3,220	3,056	2,486
Total lease cost		$ 31,200	$ 29,374	$ 27,845

Supplemental balance sheet information related to the Company's leases is as follows:

(in thousands)		December 31,	
	Balance sheet location	**2025**	**2024**
Right-of-use assets			
Finance	Property, plant and equipment, net	$ 1,438	$ 1,861
Operating	Other assets	125,655	75,655
Total lease assets		$ 127,093	$ 77,516
Lease liabilities			
Finance	Accrued expenses and other liabilities	$ 550	$ 599
Operating	Accrued expenses and other liabilities	24,442	19,513
Finance	Long-term debt	883	1,262
Operating	Other noncurrent liabilities	105,375	60,168
Total lease liabilities		$ 131,250	$ 81,542

The weighted average remaining lease term and the weighted average discount rate for leases is as follows:

	Year ended December 31,		
	2025	2024	2023
Weighted average remaining lease term (years):			
Operating	7.2	5.6	6.2
Finance	2.9	3.6	4.3
Weighted average discount rate:			
Operating	4.35 %	4.58 %	4.01 %
Finance	5.59 %	5.13 %	4.52 %

The following table reconciles the undiscounted cash flows for leases as of December 31, 2025 to lease liabilities recorded on the consolidated balance sheet:

(in thousands)	Operating Leases	Finance Leases	Total
2026	$ 29,600	$ 616	$ 30,216
2027	27,674	514	28,188
2028	22,208	306	22,514
2029	15,514	118	15,632
2030	11,525	5	11,530
Thereafter	45,466	—	45,466
Total future lease payments	151,987	1,559	153,546
Less: Interest	(22,170)	(126)	(22,296)
Present value of lease liabilities	$ 129,817	$ 1,433	$ 131,250
Accrued expenses and other liabilities	$ 24,442	$ 550	$ 24,992
Long-term debt	—	883	883
Other noncurrent liabilities	105,375	—	105,375
Total lease liabilities	$ 129,817	$ 1,433	$ 131,250

Supplemental cash flow information related to the Company's leases are as follows:

	Year ended December 31,		
(in thousands)	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 26,686	$ 24,143	$ 21,623
Operating cash flows for finance leases	92	108	86
Financing cash flows for finance leases	638	603	478

5. Allowance for Credit Losses

The Company estimates expected credit losses using a number of factors, including customer credit ratings, age of receivables, historical credit loss information and current economic conditions, which could affect the collectability of the reported amounts. All these factors have been considered in the estimate of expected credit losses for the periods presented.

The activity related to the allowance for credit losses was as follows:

	December 31,		
(in thousands)	2025	2024	2023
Balance at beginning of year	$ 7,238	$ 8,840	$ 8,258
Increase (decrease) in provision for expected credit losses	380	(807)	1,120
Amount of receivables written off	(757)	(618)	(689)
Foreign currency translation	458	(177)	151
Balance at end of year	$ 7,319	$ 7,238	$ 8,840

6. Inventories

The components of inventories were as follows:

(in thousands)	December 31, 2025	December 31, 2024
Raw materials and supplies	$ 145,663	$ 137,150
Work-in-process	31,570	33,549
Finished goods	431,338	405,265
Inventories	$ 608,571	$ 575,964

7. Property, Plant and Equipment, Net

The components of property, plant and equipment, net were as follows:

(in thousands)	December 31, 2025	December 31, 2024
Land	$ 14,379	$ 14,273
Buildings and improvements	238,858	223,737
Machinery and equipment	295,743	272,911
Furniture, computers and equipment	72,961	62,032
Computer software	90,831	90,583
Construction in progress	61,129	51,640
Property, plant and equipment, gross	773,901	715,176
Accumulated depreciation and amortization	(417,326)	(389,429)
Property, plant and equipment, net	$ 356,575	$ 325,747

During the years ended December 31, 2025 and 2024, the Company capitalized software development costs of $0.8 million and $1.7 million, respectively, all of which were placed into service as of December 31, 2025 and 2024. Amortization expense on capitalized software development costs was $6.7 million, $10.9 million and $9.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Total depreciation and amortization expense related to property, plant and equipment was $43.4 million, $41.9 million and $37.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

8. Other Business Developments

Supply Chain Optimization

During January 2025, Lionscore permanently ceased manufacturing at its Fujian Fuh Deh Leh ("FDL") factory in Fuzhou, China and all footwear production volume was shifted to a third-party facility located in Long An Province, Vietnam (the "Long An Factory"), which is operated by an affiliate of Myre Overseas Corp. ("Myre"), the Company's Lionscore joint venture partner. As a result, the Company is no longer the primary beneficiary of Lionscore and has deconsolidated the accounts of Lionscore effective as of January 31, 2025. As such, the consolidated statement of operations for the year ended December 31, 2025 included one month of activity related to Lionscore prior to the deconsolidation. As of December 31, 2025, the assets and liabilities of Lionscore were no longer included within the Company's consolidated balance sheet. In addition, any retained equity interest or investment in the former subsidiary is measured at fair value as of the date of deconsolidation. The fair value of the Company's equity interest in Lionscore as of the date of deconsolidation, determined by the appraised value of Lionscore's operating assets, was $14.1 million. In connection with the deconsolidation of Lionscore, the Company recorded a non-cash gain on deconsolidation of $20.9 million during the year ended December 31, 2025, which was included within other (income) expense, net on the consolidated statement of operations. Subsequent to the deconsolidation, the Company accounted for its equity ownership interest in Lionscore under the equity method of accounting. See Note 24 for additional information regarding restructuring activities impacting the VIE.

For the year ended December 31, 2025, the Company recorded a $1.1 million loss related to the Lionscore equity-method investment, which was included within other (income) expense, net on the consolidated statement of operations. The carrying value of the Company's investment in Lionscore was $13.0 million as of December 31, 2025, which was included within other assets on the consolidated balance sheet.

On January 6, 2026, Acushnet Cayman Limited, a wholly owned subsidiary of the Company ("Acushnet Cayman") entered into a Subscription and Shareholders' Agreement (the "JV Agreement") with Myre and ACL FootJoy Pte. Ltd. ("ACL

FootJoy"), pursuant to which Acushnet Cayman and Myre formed a joint venture and subscribed for shares in the capital of ACL FootJoy. The primary purpose of ACL FootJoy, in which the Company has a 40% interest, with the remaining 60% owned by Myre, is to source raw materials for, and contract for the manufacture and production of, footwear in Vietnam, under trademarks and brand names owned by Acushnet Company at one or more factories owned and/or controlled by Myre and/or its affiliates (the "Footwear Factories"), including the Long An Factory. Pursuant to the JV Agreement, the Company has the sole and exclusive right to purchase and distribute, and to arrange for the worldwide sale and distribution of, all products manufactured or produced at the Footwear Factories.

PG Golf

On April 1, 2022, the Company acquired the outstanding equity interest in PG Golf LLC for $5.0 million, including cash consideration of $3.6 million and contingent consideration valued at $1.4 million at the time of acquisition. As of December 31, 2024, contingent consideration of $1.7 million was included in accrued expenses and other liabilities on the consolidated balance sheet and was paid in April 2025.

9. Goodwill and Identifiable Intangible Assets, Net

Goodwill allocated to the Company's reportable segments and changes in the carrying amount of goodwill were as follows:

(in thousands)	Titleist Golf Equipment	FootJoy Golf Wear	Golf Gear	Other	Total
December 31, 2023	$ 198,065	$ 3,531	$ 13,418	$ 10,288	$ 225,302
Foreign currency translation	(4,506)	(66)	(358)	(236)	(5,166)
December 31, 2024	193,559	3,465	13,060	10,052	220,136
Foreign currency translation	3,565	52	283	222	4,122
December 31, 2025	$ 197,124	$ 3,517	$ 13,343	$ 10,274	$ 224,258

There were no impairment losses recorded to goodwill during the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025, 2024 and 2023, the cumulative balance of goodwill impairment recorded was $3.8 million, all of which was included in the carrying amount of the goodwill allocated to Other.

The net carrying value by class of identifiable intangible assets was as follows:

(in thousands)	December 31, 2025			December 31, 2024		
	Gross	Accumulated Amortization	Net Carrying Value	Gross	Accumulated Amortization	Net Carrying Value
Indefinite-lived:						
Trademarks	$ 429,051	$ —	$ 429,051	$ 429,051	$ —	$ 429,051
Amortizing:						
Trademarks	96,512	(21,858)	74,654	96,512	(15,346)	81,166
Completed technology	76,943	(75,377)	1,566	76,943	(72,223)	4,720
Customer relationships	28,248	(22,089)	6,159	27,403	(19,209)	8,194
Licensing fees and other	32,576	(32,576)	—	32,483	(32,483)	—
Total intangible assets	$ 663,330	$ (151,900)	$ 511,430	$ 662,392	$ (139,261)	$ 523,131

In January 2023, the Company acquired certain trademarks from West Coast Trends, Inc., an industry leader specializing in Club Glove premium performance golf travel products, for $25.2 million. The trademarks acquired were included in the Company's Golf gear reportable segment and will be amortized over a weighted average life of 10 years.

Identifiable intangible asset amortization expense was $11.9 million, $14.0 million and $14.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

There were no impairment losses recorded to indefinite-lived intangible assets during the years ended December 31, 2025, 2024 and 2023.

Identifiable intangible asset amortization expense for each of the next five fiscal years and beyond is expected to be as follows:

(in thousands)

Year ending December 31,		
2026	$	8,449
2027		7,605
2028		6,978
2029		6,962
2030		6,962
Thereafter		45,423
Total	$	82,379

10. Product Warranty

The activity related to the Company's warranty obligation for accrued warranty expense was as follows:

	December 31,					
(in thousands)	2025		2024		2023	
Balance at beginning of year	$	4,980	$	4,997	$	3,951
Provision		7,634		6,588		6,995
Claims paid/costs incurred		(6,669)		(6,432)		(5,966)
Foreign currency translation		117		(173)		17
Balance at end of year	$	6,062	$	4,980	$	4,997

11. Debt and Financing Arrangements

The Company's debt and finance lease obligations were as follows:

	December 31,			
(in thousands)	2025		2024	
Multi-currency revolving credit facility	$	431,301	$	404,700
5.625% senior unsecured notes ("2033 Notes")		500,000		—
7.375% senior unsecured notes ("2028 Notes")		—		350,000
Other short-term borrowings		16,005		10,160
Other long-term borrowings		2,095		2,810
Finance lease obligations		883		1,262
Debt issuance costs [1]		(7,374)		(4,969)
Total		942,910		763,963
Less: short-term debt and current portion of long-term debt		16,666		10,882
Total long-term debt and finance lease obligations	$	926,244	$	753,081

---

[1] As of December 31, 2025, debt issuance costs of $7.4 million relate to the 2033 Notes. As of December 31, 2024, debt issuance costs of $5.0 million relate to the 2028 Notes.

Multi-Currency Revolving Credit Facility

On November 24, 2025, the Company entered into a second amendment and restatement (the "Amendment and Restatement") to its amended and restated credit agreement, dated as of December 23, 2019, as amended (the "2019 Credit Agreement" and, as amended by the Amendment and Restatement, the "2025 Credit Agreement"), with Acushnet Company, Acushnet Canada Inc. and Acushnet Europe Ltd, as borrowers, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"). The 2025 Credit Agreement, together with related security, guarantee and other agreements, is referred to as the "Revolving Credit Facility."

In connection with the Amendment and Restatement, the Company incurred debt issuance costs of approximately $2.2 million, which were included in other assets on the consolidated balance sheet and will be amortized to Interest expense, net over the term of the Revolving Credit Facility.

The 2019 Credit Agreement provided for a $950.0 million multi-currency revolving credit facility, including a $50.0 million letter of credit sublimit, a $75.0 million swing line sublimit, a C$50.0 million sublimit for borrowings by

Acushnet Canada, Inc., a £45.0 million sublimit for borrowings by Acushnet Europe Limited and an alternative currency sublimit of $200.0 million for borrowings in Canadian dollars, euros, pounds sterling, Japanese yen and other currencies agreed to by the lenders and the Administrative Agent. The 2019 Credit Agreement was due to mature on August 2, 2027, and as a result, the related borrowings were classified as long term debt, with the proceeds and repayments under the Revolving Credit Facility presented on a gross basis in the consolidated statements of cash flows.

The 2025 Credit Agreement provides for a $950.0 million multi-currency revolving credit facility, including a $75.0 million letter of credit sublimit, a $75.0 million swing line sublimit, a C$100.0 million sublimit for borrowings by Acushnet Canada, Inc., a £45.0 million sublimit for borrowings by Acushnet Europe Ltd, and an alternative currency sublimit of $500.0 million for borrowings in Canadian dollars, euros, pounds sterling, Japanese yen and other currencies agreed to by the lenders. The Revolving Credit Facility matures on November 24, 2030, and as a result, the related borrowings have been classified as long term debt, with the proceeds and repayments under the Revolving Credit Facility presented on a gross basis in the consolidated statements of cash flows. The Revolving Credit Facility is collateralized by substantially all the assets of the Company and its subsidiary guarantors.

Acushnet Company has the right under the Revolving Credit Facility to request additional term loans and/or increases in available borrowing capacity in an aggregate principal amount not to exceed (i) the greater of $400.0 million and 100% of Consolidated EBITDA (as defined in the 2025 Credit Agreement) plus (ii) an unlimited amount, so long as the Net Average Secured Leverage Ratio (as defined in the 2025 Credit Agreement) does not exceed 3.00:1.00 on a pro forma basis. The lenders under the Revolving Credit Facility will not be under any obligation to provide any such additional term loans or increases, and the incurrence of any additional term loans or increases is subject to customary conditions precedent.

Borrowings under the Revolving Credit Facility bear interest at a floating rate, which can be, at the applicable borrower's option, (i) for loans denominated in U.S. dollars, either (A) a base rate, which is the greatest of (1) the prime rate last published in the Wall Street Journal, (2) the greater of the federal funds effective rate and the overnight bank funding rate, each as determined by the Federal Reserve Bank of New York, in either case, plus 0.50% and (3) the one-month term SOFR Rate plus 1.00%, or (B) the greater of the term SOFR rate for the applicable interest period and zero; (ii) for loans denominated in pounds sterling, the greater of a daily simple RFR determined based on SONIA and zero; (iii) for loans denominated in euros, the greater of an EURIBOR rate for the applicable interest period and zero; (iv) for loans denominated in Canadian dollars, either (A) the greater of the term CORRA rate for the applicable interest period and zero or (B) the greater of PRIMCAN Index rate that is published by Bloomberg and 1.00%; and (v) for loans denominated in Japanese yen, the greater of TIBOR rate for the applicable interest period and zero, plus, in the case of clauses (i) through (v) above, an applicable margin. The applicable margin is 0.00% to 0.75% for base rate borrowings and 1.00% to 1.75% for term SOFR borrowings, daily simple RFR borrowings, EURIBOR rate borrowings, term CORRA borrowings and TIBOR rate borrowings, in each case, depending on the Net Average Total Leverage Ratio (as defined in the 2025 Credit Agreement). The commitment fee rate payable in respect of unused portions of the Revolving Credit Facility varies from 0.125% to 0.275% per annum, depending on the Net Average Total Leverage Ratio.

The 2025 Credit Agreement contains customary affirmative and restrictive covenants, including, among others, financial covenants based on the Company's leverage and interest coverage ratios. The maximum Net Average Total Leverage Ratio covenant is 3.75:1.00, which is subject to increase to 4.25:1.00 in connection with certain acquisitions, and the minimum Consolidated Interest Coverage Ratio (as defined in the 2025 Credit Agreement) is 3.00:1.00.

The 2025 Credit Agreement includes customary events of default, the occurrence of which, following any applicable cure period, would permit the lenders to, among other things, declare the principal, accrued interest and other obligations to be immediately due and payable. As of December 31, 2025, the Company was in compliance with all covenants under the 2025 Credit Agreement.

Under the 2025 Credit Agreement, a change of control is an event of default which could result in the acceleration of all outstanding indebtedness and the termination of all commitments under the 2025 Credit Agreement and would allow the lenders to enforce their rights with respect to the collateral granted. A change of control occurs if any person (other than certain permitted parties) becomes the beneficial owner of 35% or more of the outstanding common stock of the Company. As of December 31, 2025 and 2024, the weighted average interest rate applicable to the Revolving Credit Facility was 5.06% and 5.51%, respectively. As of December 31, 2025, the Company had available borrowing capacity under the Revolving Credit Facility of $514.7 million after giving effect to $4.0 million of outstanding letters of credit.

Senior Notes

On October 3, 2023, Acushnet Company completed the issuance and sale of $350.0 million in gross proceeds of its 7.375% senior notes due 2028.The 2028 Notes were issued pursuant to an indenture, dated October 3, 2023, among Acushnet Company, U.S. Bank Trust Company, National Association, as trustee of the 2028 Notes, and the Company and certain subsidiaries of Acushnet Company as guarantors.

The proceeds from the 2028 Notes offering were used to repay $345.6 million of the outstanding borrowings under the Company's multi-currency revolving credit facility pursuant to the 2019 Credit Agreement, as well as to pay fees and expenses related to the 2028 Notes offering. In connection with the 2028 Notes offering, the Company incurred fees and expenses of approximately $6.4 million, of which approximately $6.3 million was capitalized as debt issuance costs within long-term debt on the consolidated balance sheet and was being amortized to Interest expense, net over the term of the 2028 Notes using the effective interest rate method.

The 2028 Notes bore interest at a stated interest rate of 7.375% (an effective interest rate of 7.813%) per year, with interest payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2024. Accrued interest related to the 2028 Notes of $5.6 million was included within accrued expenses and other liabilities on the consolidated balance sheet as of December 31, 2024. The fair value of the 2028 Notes, based on third-party quotes (Level 2), as of December 31, 2024 was $362.1 million. The 2028 Notes were due to mature on October 15, 2028, unless earlier repurchased or redeemed in accordance with their terms, and as a result, were classified as long-term debt.

Pursuant to the indenture that governed the 2028 Notes, Acushnet Company had the right to redeem all or part of the 2028 Notes during the 12-month period beginning on October 15, 2025, at a redemption price equal to 103.688% of the principal amount of the 2028 Notes to be redeemed, together with any accrued and unpaid interest.

On November 24, 2025, Acushnet Company completed the issuance and sale of $500.0 million in gross proceeds of its 5.625% senior notes due 2033. The 2033 Notes were issued pursuant to an indenture, dated November 24, 2025 (the "Indenture"), among Acushnet Company, U.S. Bank Trust Company, National Association, as trustee of the 2033 Notes, and the Company and certain subsidiaries of Acushnet Company as guarantors.

The proceeds from the 2033 Notes offering were used to (i) redeem all $350.0 million aggregate principal amount of the 2028 Notes, (ii) repay a portion of the indebtedness outstanding under the 2019 Credit Agreement and (iii) pay fees and expenses related to the 2033 Notes offering. During the twelve months ended December 31, 2025, in connection with the redemption of the 2028 Notes, Acushnet Company incurred a loss on debt extinguishment comprised of a $12.9 million redemption premium payment, as well as the derecognition of $3.9 million of unamortized debt issuance costs. Acushnet Company incurred fees and expenses of approximately $7.4 million in connection with the 2033 Notes offering which was capitalized as debt issuance costs within long-term debt on the consolidated balance sheet and is being amortized to interest expense, net over the term of the 2033 Notes using the effective interest rate method. The fair value of the 2033 Notes, based on third-party quotes (Level 2) as of December 31, 2025, was $505.0 million.

The 2033 Notes bear interest at a stated interest rate of 5.625% (an effective interest rate of 5.788%) per year, with interest payable semi-annually on June 1 and December 1 of each year, beginning on June 1, 2026. Accrued interest related to the 2033 Notes of $2.9 million was included within accrued expenses and other liabilities on the consolidated balance sheet as of December 31, 2025. The 2033 Notes mature on December 1, 2033, unless earlier repurchased or redeemed in accordance with their terms. Acushnet Company may redeem all or part of the 2033 Notes at any time prior to December 1, 2028, at 100.0% of the principal amount redeemed plus a "make-whole" premium as provided in the Indenture. Thereafter, Acushnet Company may redeem all or part of the 2033 Notes at the redemption prices (expressed as percentages of principal amount of the 2033 Notes to be redeemed) set forth below, together with any accrued and unpaid interest, if redeemed during the 12-month period beginning on December 1 of the years indicated below:

Year	Redemption Price
2028	102.813%
2029	101.406%
2030 and thereafter	100.000%

In addition, if the Company undergoes a change of control coupled with a decline in ratings, as provided in the Indenture, Acushnet Company will be required to make an offer to purchase each holder's 2033 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

The 2033 Notes are senior unsecured obligations of Acushnet Company and rank equal in right of payment with all of Acushnet Company's existing and future senior unsecured debt and senior in right of payment to all of Acushnet Company's future subordinated debt. The 2033 Notes are jointly and severally, fully and unconditionally, guaranteed on a senior unsecured basis by each of Acushnet Company's existing wholly owned restricted domestic subsidiaries that guarantee Acushnet Company's obligations under the 2025 Credit Agreement. The 2033 Notes are also fully and unconditionally guaranteed on a senior unsecured basis by the Company. The 2033 Notes are effectively subordinated to the Company's existing and future secured debt, to the extent of the value of the assets securing that debt, and are structurally subordinated to the liabilities of any non-guarantor subsidiaries.

The 2033 Notes Indenture contains covenants that, among other things, limit the ability of the Company and its subsidiaries to incur liens securing indebtedness for borrowed money, enter into sale and leaseback transactions, and consolidate or merge with or into other companies. As of December 31, 2025, the Company was in compliance with all covenants under the 2033 Notes Indenture.

Other Short-Term Borrowings

The Company has certain unsecured and uncommitted local credit facilities available through its subsidiaries. Amounts outstanding under these other short-term borrowings are presented in short-term debt in the consolidated balance sheets with the proceeds and repayments presented on a gross basis in the consolidated statements of cash flows. The weighted average interest rate applicable to the outstanding borrowings was 0.88% and 0.61% as of December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had available borrowing capacity under these local credit facilities of $37.8 million.

Letters of Credit

As of December 31, 2025, there were outstanding letters of credit related to agreements, including those issued under the Revolving Credit Facility, totaling $6.9 million of which $4.0 million was secured. As of December 31, 2024, there were outstanding letters of credit related to agreements, including those issued under the Revolving Credit Facility, totaling $5.7 million, of which $2.9 million was secured. These agreements provided a maximum commitment for letters of credit of $59.0 million as of December 31, 2025.

Payments of Debt Obligations due by Period

As of December 31, 2025, principal payments due on outstanding long-term debt obligations were as follows:

(in thousands)

Year ending December 31,		
2026	$	660
2027		715
2028		693
2029		27
2030		431,301
Thereafter		500,000
Total	$	933,396

12. Derivative Financial Instruments

The Company principally uses derivative financial instruments to reduce the impact of foreign currency fluctuations and interest rate variability on the Company's results of operations. The principal derivative financial instruments the Company enters into are foreign exchange forward contracts and interest rate swaps. The Company does not enter into derivative financial instrument contracts for trading or speculative purposes.

Foreign Exchange Derivative Instruments

Foreign exchange forward contracts are foreign exchange derivative instruments primarily used to reduce foreign currency risk related to transactions denominated in a currency other than functional currency. These instruments are designated as cash flow hedges. The periods of the foreign exchange forward contracts correspond to the periods of the hedged forecasted transactions, which do not exceed 24 months subsequent to the latest balance sheet date. The primary foreign exchange forward contracts pertain to the U.S. dollar, the Japanese yen, the British pound sterling, the Canadian dollar, the Korean won, the Australian dollar and the euro. The gross U.S. dollar equivalent notional amount outstanding of all foreign exchange forward contracts designated under hedge accounting as of December 31, 2025 and 2024 was $230.7 million and $192.2 million, respectively.

The Company may also enter into foreign exchange forward contracts, which either do not qualify as hedging instruments or have not been designated as such, to reduce foreign currency transaction risk related to certain intercompany assets and liabilities denominated in a currency other than functional currency. These undesignated instruments are recorded at fair value as a derivative asset or liability with the corresponding change in fair value recognized in selling, general and administrative expenses. There were no outstanding foreign exchange forward contracts not designated under hedge accounting as of December 31, 2025 and 2024. Selling, general and administrative expenses during the year ended December 31, 2023 included a gain of $0.1 million, related to undesignated foreign exchange forward derivative instruments.

Interest Rate Derivative Instruments

From time to time, the Company enters into interest rate swap contracts to reduce interest rate risk related to floating rate debt. Under such contracts, the Company pays fixed rate interest and receives variable rate interest, in effect converting a portion of its floating rate debt to fixed rate debt. Interest rate swap contracts are accounted for as cash flow hedges. As of December 31, 2025, there were no outstanding interest rate swap contracts. As of December 31, 2024, the notional value of the Company's outstanding interest rate swap contracts was $100.0 million.

Impact on Financial Statements

The fair value of hedge instruments recognized on the consolidated balance sheets was as follows:

(in thousands)		December 31,	
Balance Sheet Location	**Hedge Instrument Type**	**2025**	**2024**
Prepaid and other assets	Foreign exchange forward	$ 2,950	$ 8,135
	Interest rate swap	—	4
Accrued expenses and other liabilities	Foreign exchange forward	1,746	251
	Interest rate swap	—	1

The hedge instrument (losses) gains recognized in accumulated other comprehensive loss, net of tax was as follows:

(in thousands)	Year ended December 31,		
	2025	**2024**	**2023**
Type of hedge			
Foreign exchange forward	$ (3,835)	$ 12,118	$ 4,880
Interest rate swap	—	575	991
Total	$ (3,835)	$ 12,693	$ 5,871

Based on the current valuation, during the next 12 months the Company expects to reclassify a net gain of $1.2 million related to foreign exchange derivative instruments from accumulated other comprehensive loss, net of tax into cost of goods sold. For further information related to amounts recognized in accumulated other comprehensive loss, net of tax, see Note 18.

The hedge instrument gains recognized on the consolidated statements of operations was as follows:

(in thousands)	Year ended December 31,		
	2025	**2024**	**2023**
Location of gains in consolidated statements of operations			
Foreign exchange forward:			
Cost of goods sold	$ 2,464	$ 11,414	$ 6,982
Selling, general and administrative [1]	(2,403)	2,318	665
Total	$ 61	$ 13,732	$ 7,647
Interest rate swap:			
Interest expense, net	$ 3	$ 872	$ 690
Total	$ 3	$ 872	$ 690

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[1] Relates to net (losses) gains on foreign exchange forward contracts derived from previously designated cash flow hedges.

Credit Risk

The Company enters into derivative contracts with major financial institutions with investment grade credit ratings and is exposed to credit losses in the event of non-performance by these financial institutions. This credit risk is generally limited to the unrealized gains in the derivative contracts. However, the Company monitors the credit quality of these financial institutions, as well as its own credit quality, and considers the risk of counterparty default to be minimal.

13. Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 were as follows:

(in thousands)	Fair Value Measurements as of December 31, 2025 using:			Balance Sheet Location
	Level 1	Level 2	Level 3	
Assets				
Rabbi trust	$ 2,906	$ —	$ —	Prepaid and other assets
Foreign exchange derivative instruments	—	2,950	—	Prepaid and other assets
Deferred compensation program assets	719	—	—	Other assets
Total assets	$ 3,625	$ 2,950	$ —	
Liabilities				
Foreign exchange derivative instruments	$ —	$ 1,746	$ —	Accrued expenses and other liabilities
Deferred compensation program liabilities	719	—	—	Other noncurrent liabilities
Total liabilities	$ 719	$ 1,746	$ —	

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 were as follows:

(in thousands)	Fair Value Measurements as of December 31, 2024 using:			Balance Sheet Location
	Level 1	Level 2	Level 3	
Assets				
Rabbi trust	$ 3,150	$ —	$ —	Prepaid and other assets
Foreign exchange derivative instruments	—	8,135	—	Prepaid and other assets
Interest rate derivative instruments	—	4	—	Prepaid and other assets
Deferred compensation program assets	633	—	—	Other assets
Total assets	$ 3,783	$ 8,139	$ —	
Liabilities				
Foreign exchange derivative instruments	$ —	$ 251	$ —	Accrued expenses and other liabilities
Interest rate derivative instruments	—	1	—	Accrued expenses and other liabilities
Deferred compensation program liabilities	633	—	—	Other noncurrent liabilities
Total liabilities	$ 633	$ 252	$ —	

Rabbi trust assets are used to fund certain retirement obligations of the Company. The assets underlying the Rabbi trust are equity and fixed income exchange-traded funds.

Deferred compensation program assets and liabilities represent a program where select employees could defer compensation until termination of employment. Effective July 29, 2011, this program was amended to cease all employee compensation deferrals and provided for the distribution of all previously deferred employee compensation. The program remains in effect with respect to the value attributable to the employer match contributed prior to July 29, 2011.

Foreign exchange derivative instruments are foreign exchange forward contracts primarily used to limit currency risk that would otherwise result from changes in foreign exchange rates (Note 12). The Company used the mid-price of foreign exchange forward rates as of the close of business on the valuation date to value each foreign exchange forward contract at each reporting period.

Interest rate derivative instruments are interest rate swap contracts used to reduce interest rate risk related to the Company's floating rate debt (Note 12). The valuation for the interest rate swap was calculated as the net of the discounted future cash flows of the pay and receive legs of the swap. Mid-market interest rates on the valuation date were used to create the forward curve for floating legs and discount curve.

14. Pension and Other Postretirement Benefits

The Company has various pension and post-employment plans which provide for payment of benefits to certain eligible employees, mainly commencing between the ages of 50 and 65, and for payment of certain disability benefits. After meeting certain qualifications, eligible employees acquire a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employee's length of service and/or earnings. Employer contributions to the plans are made, as necessary, to ensure legal funding requirements are satisfied. The Company may make contributions in excess of the legal funding requirements.

The Company also provides postretirement healthcare benefits to certain retirees. Many employees and retirees outside of the United States are covered by government sponsored healthcare programs.

The following table presents the change in benefit obligation, change in plan assets and funded status for the Company's defined benefit and postretirement benefit plans for the year ended December 31, 2025:

(in thousands)	Pension Benefits (Underfunded)	Pension Benefits (Overfunded)	Postretirement Benefits
Change in projected benefit obligation ("PBO")			
Benefit obligation at December 31, 2024	$ 211,984	$ 18,555	$ 11,298
Service cost	4,983	—	322
Interest cost	10,239	1,047	549
Actuarial loss (gain)	2,916	(338)	(103)
Curtailments	—	(309)	—
Settlements	(27,344)	—	—
Participants' contributions	—	—	741
Benefit payments	(4,472)	(1,236)	(1,295)
Deconsolidation of VIE gain	(233)	—	—
Foreign currency translation	848	1,403	—
Projected benefit obligation at December 31, 2025	198,921	19,122	11,512
Accumulated benefit obligation at December 31, 2025	184,945	19,122	11,512
Change in plan assets			
Fair value of plan assets at December 31, 2024	140,288	22,848	—
Return on plan assets	11,280	103	—
Employer contributions	11,883	247	554
Participants' contributions	—	—	741
Settlements	(27,344)	—	—
Benefit payments	(4,472)	(1,236)	(1,295)
Deconsolidation of VIE gain	(175)	—	—
Foreign currency translation	31	1,732	—
Fair value of plan assets at December 31, 2025	131,491	23,694	—
Funded status (fair value of plan assets less PBO)	$ (67,430)	$ 4,572	$ (11,512)

The following table presents the change in benefit obligation, change in plan assets and funded status for the Company's defined benefit and postretirement benefit plans for the year ended December 31, 2024:

(in thousands)	Pension Benefits (Underfunded)	Pension Benefits (Overfunded)	Postretirement Benefits
Change in projected benefit obligation			
Benefit obligation at December 31, 2023	$ 219,642	$ 20,559	$ 11,428
Service cost	5,321	—	333
Interest cost	9,761	953	519
Actuarial gain	(946)	(1,678)	(208)
Curtailments	(176)	—	—
Settlements	(16,046)	—	—
Participants' contributions	—	—	745
Benefit payments	(4,404)	(986)	(1,519)
Foreign currency translation	(1,168)	(293)	—
Projected benefit obligation at December 31, 2024	211,984	18,555	11,298
Accumulated benefit obligation at December 31, 2024	195,080	18,308	11,298
Change in plan assets			
Fair value of plan assets at December 31, 2023	154,216	26,557	—
Return on plan assets	(3,533)	(2,367)	—
Employer contributions	10,183	—	774
Participants' contributions	—	—	745
Settlements	(16,046)	—	—
Benefit payments	(4,404)	(986)	(1,519)
Foreign currency translation	(128)	(356)	—
Fair value of plan assets at December 31, 2024	140,288	22,848	—
Funded status (fair value of plan assets less PBO)	$ (71,696)	$ 4,293	$ (11,298)

The above components of the change in the underfunded defined benefit PBO for the years ended December 31, 2025 and 2024 are primarily driven by the U.S. defined benefit plans. The actuarial loss related to the U.S. defined benefit plans for the year ended December 31, 2025 includes a $6.1 million actuarial loss attributable to plan experience being different than anticipated, primarily related to lump sums paid and other demographic status changes, as well as a $4.0 million actuarial loss attributable to the change in discount rates, partially offset by a $5.6 million actuarial gain attributable to the updated demographic assumptions and a $2.4 million actuarial gain attributable to the change in the lump sum conversion rates and the associated IRS mortality assumptions update. The actuarial gain related to the U.S. defined benefit plans for the year ended December 31, 2024 includes a $7.4 million actuarial gain attributable to the change in discount rates, a $4.1 million actuarial loss attributable to the change in the lump sum conversion rates and the associated IRS mortality assumptions update and a $2.5 million actuarial loss attributable to plan experience being different than anticipated, primarily related to differences in expected future salaries and actual amounts paid during 2024.

The Company had one overfunded defined benefit plan for the years ended December 31, 2025 and 2024. The actuarial gain for the year ended December 31, 2025 includes a $0.3 million actuarial gain primarily attributable to the change in discount rates, the change in inflation and census data updates. The actuarial gain for the year ended December 31, 2024 primarily includes a $1.9 million actuarial gain attributable to the change in discount rates.

The change in the postretirement benefit plan PBO for the year ended December 31, 2025 includes a $0.9 million actuarial gain attributable to the updated demographic assumptions and health care trend rates, a $0.5 million actuarial loss attributable to plan experience and a $0.3 million actuarial loss attributable to the change in the discount rate. The change in the postretirement benefit plan PBO for the year ended December 31, 2024 includes a $0.6 million actuarial gain due to the change in the discount rate, offset in part by a $0.3 million actuarial loss due to updated health care trend rates.

The amount of pension and postretirement assets and liabilities recognized on the consolidated balance sheets was as follows:

(in thousands)	Pension Benefits December 31,		Postretirement Benefits December 31,	
	2025	2024	2025	2024
Other assets	$ 4,572	$ 4,293	$ —	$ —
Accrued compensation and benefits	(9,193)	(7,596)	(993)	(988)
Accrued pension and other postretirement benefits	(58,237)	(64,100)	(10,519)	(10,310)
Net liability recognized	$ (62,858)	$ (67,403)	$ (11,512)	$ (11,298)

The amounts in accumulated other comprehensive loss, net of tax on the consolidated balance sheets that have not yet been recognized as components of net periodic benefit cost (credit) were as follows:

(in thousands)	Pension Benefits Year ended December 31,			Postretirement Benefits Year ended December 31,		
	2025	2024	2023	2025	2024	2023
Net actuarial (loss) gain at beginning of year	$ (33,848)	$ (23,944)	$ (28,208)	$ 7,593	$ 8,656	$ 7,283
Actuarial gain (loss)	700	(10,625)	4,695	103	208	2,403
Curtailment impact	309	128	—	—	—	—
Settlement impact	2,270	104	(39)	—	—	—
Amortization of actuarial loss (gain)	289	234	94	(1,032)	(1,134)	(893)
Amortization of prior service cost (credit)	89	95	182	(4)	(137)	(137)
Deconsolidation of VIE gain	(61)	—	—	—	—	—
Foreign currency translation	(990)	160	(668)	—	—	—
Net actuarial (loss) gain at end of year	$ (31,242)	$ (33,848)	$ (23,944)	$ 6,660	$ 7,593	$ 8,656

Components of net periodic benefit cost (credit) were as follows:

(in thousands)	Pension Benefits Year ended December 31,			Postretirement Benefits Year ended December 31,		
	2025	2024	2023	2025	2024	2023
Components of net periodic benefit cost (credit)						
Service cost	$ 4,983	$ 5,321	$ 5,679	$ 322	$ 333	$ 429
Interest cost	11,286	10,714	11,316	549	519	662
Expected return on plan assets	(8,105)	(7,349)	(7,858)	—	—	—
Curtailment income	—	(48)	—	—	—	—
Settlements	2,270	104	(39)	—	—	—
Amortization of net loss (gain)	289	234	94	(1,032)	(1,134)	(893)
Amortization of prior service cost (credit)	89	95	182	(4)	(137)	(137)
Net periodic benefit cost (credit)	$ 10,812	$ 9,071	$ 9,374	$ (165)	$ (419)	$ 61

The non-service cost components of net periodic benefit cost (credit) are included in other (income) expense, net in the consolidated statements of operations (Note 19).

The weighted average assumptions used to determine benefit obligations at December 31, 2025 and 2024 were as follows:

	Pension Benefits		Postretirement Benefits	
	2025	2024	2025	2024
Discount rate	5.43 %	5.57 %	5.19 %	5.54 %
Rate of compensation increase	3.82 %	3.81 %	N/A	N/A

The weighted average assumptions used to determine net periodic benefit cost (credit) for the years ended December 31, 2025, 2024 and 2023 were as follows:

	Pension Benefits			Postretirement Benefits		
	2025	2024	2023	2025	2024	2023
Discount rate	5.57 %	4.93 %	5.16 %	5.54 %	4.92 %	5.10 %
Expected long-term rate of return on plan assets	4.52 %	3.75 %	3.91 %	N/A	N/A	N/A
Rate of compensation increase	3.81 %	3.80 %	3.81 %	N/A	N/A	N/A

The assumed healthcare cost trend rates used to determine benefit obligations and net periodic benefit cost (credit) for postretirement benefits as of and for the years ended December 31, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Healthcare cost trend rate assumed for next year	6.75%/11.00%	7.00%/11.75%	7.00%/8.50%
Rate that the cost trend rate is assumed to decline (the ultimate trend rate)	4.50 %	4.50 %	4.50 %
Year that the rate reaches the ultimate trend rate	2036	2035	2033

Plan Assets

Pension assets by major category of plan assets and the type of fair value measurement as of December 31, 2025 were as follows:

(in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset category				
Cash	$ 132	$ 132	$ —	$ —
Fixed income securities	24,239	—	24,239	—
	$ 24,371	$ 132	$ 24,239	$ —
Commingled funds				
Measured at net asset value	130,814			
	$ 155,185			

Pension assets by major category of plan assets and the type of fair value measurement as of December 31, 2024 were as follows:

(in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset category				
Cash	$ 359	$ 359	$ —	$ —
Fixed income securities	23,123	—	23,123	—
	$ 23,482	$ 359	$ 23,123	$ —
Commingled funds				
Measured at net asset value	139,654			
	$ 163,136			

Pension assets include fixed income securities and commingled funds. Fixed income securities are valued at daily closing prices or institutional mid-evaluation prices provided by independent industry-recognized pricing sources. Commingled funds are not traded in active markets with quoted prices and as a result, are valued using the net asset values provided by the administrator of the fund. The investments underlying the net asset values are based on quoted prices traded in active markets. In accordance with ASU 2015-7, *Fair Value Measurement: Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)*, the Company has elected the practical expedient to exclude assets measured at net asset value from the fair value hierarchy.

The Company's investment strategy seeks to reduce asset-liability risk as the funded ratio of the plan improves. The mix of return seeking and liability hedging assets is determined by taking into account factors such as the funded status level of the plan, the characteristics of the plan's liabilities, asset volatility and local regulations. All retirement asset allocations are reviewed periodically to ensure the allocation meets the needs of the liability structure.

Master trusts were established to hold the assets of the Company's U.S. defined benefit plan. During the years ended December 31, 2025 and 2024, the U.S. defined benefit plan asset allocation of these trusts targeted a return-seeking investment allocation of 19% and a liability-hedging investment allocation of 81%. Return-seeking investments include equities, real estate, high yield bonds and other instruments. Liability-hedging investments include assets such as corporate and government fixed income securities.

The Company's future expected blended long-term rate of return on plan assets of 4.51% is determined based on long-term historical performance of plan assets, current asset allocation and projected long-term rates of return.

Estimated Contributions

The Company expects to make pension contributions of approximately $14.0 million during 2026 based on current assumptions as of December 31, 2025.

Estimated Future Retirement Benefit Payments

The following retirement benefit payments, which reflect expected future service, are expected to be paid as follows:

(in thousands)		Pension Benefits		Postretirement Benefits
Year ending December 31,				
2026	$	28,813	$	993
2027		18,398		1,097
2028		19,733		1,109
2029		19,426		1,093
2030		20,314		1,152
Thereafter		98,869		5,714
	$	205,553	$	11,158

The estimated future retirement benefit payments noted above are estimates and could change significantly based on differences between actuarial assumptions and actual events and decisions related to lump sum distribution options that are available to participants in certain plans.

International Plans

Pension coverage for certain eligible employees of the Company's international subsidiaries is provided, to the extent deemed appropriate, through separate defined benefit pension plans. The international defined benefit pension plans are included in the tables above. As of December 31, 2025 and 2024, the international pension plans had total projected benefit obligations of $38.0 million and $35.3 million, respectively, and fair values of plan assets of $24.5 million and $24.0 million, respectively. The majority of the plan assets are invested in equity securities and insured pension assets. The net periodic benefit cost related to international plans was $2.9 million, $3.0 million and $2.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Defined Contribution Plans

The Company sponsors a number of defined contribution plans and company contributions related to these plans are determined under various formulas. Company contributions to defined contribution plans amounted to $23.0 million, $22.5 million and $21.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

15. Income Taxes

The components of income before income taxes were as follows:

(in thousands)	Year ended December 31,					
	2025		2024		2023	
Domestic operations	$	123,515	$	185,426	$	158,999
Foreign operations		116,011		64,241		82,601
Income before income taxes	$	239,526	$	249,667	$	241,600

Income tax expense (benefit) was as follows:

(in thousands)	Year ended December 31,					
	2025		2024		2023	
Current expense						
United States	$	9,692	$	18,186	$	9,704
Foreign		28,733		28,724		17,876
Current income tax expense		38,425		46,910		27,580
Deferred expense (benefit)						
United States		12,651		(907)		6,626
Foreign		1,290		1,822		8,787
Deferred income tax expense		13,941		915		15,413
Total income tax expense	$	52,366	$	47,825	$	42,993

For the year ended December 31, 2025, the Company's United States current income tax expense is comprised of $5.0 million of U.S. federal current income tax expense and $4.7 million of U.S. state current income tax expense. For the year ended December 31, 2025, the Company's United States deferred income tax expense is comprised of $11.5 million of U.S. federal deferred income tax expense and $1.2 million of U.S. state deferred income tax expense.

The following table represents a reconciliation of income taxes computed at the federal statutory income tax rate of 21% to income tax expense as reported:

(in thousands)	Year ended December 31, 2025	
	Amount	Percent
Earnings from continuing operations, before income tax expense	$ 239,526	
U.S. federal statutory tax rate	50,300	21.0 %
State and local income taxes [(1)]	4,477	1.9 %
Federal		
Effect of cross-border tax laws		
Foreign-derived intangible income (FDII)	(8,061)	(3.4)%
Other	3,052	1.3 %
Tax credits		
Foreign tax credits	(4,616)	(1.9)%
R&D tax credits	(3,136)	(1.3)%
Changes in valuation allowances	120	— %
Nontaxable or nondeductible items		
Executive compensation	3,449	1.4 %
Other	(140)	(0.1)%
Other adjustments	247	0.1 %
Cayman Islands		
Nontaxable non-cash gain on deconsolidation	(4,152)	(1.7)%
Other	131	0.1 %
Republic of Korea		
Withholding taxes	3,355	1.4 %
Other	1,351	0.6 %
Other foreign jurisdictions	4,456	1.9 %
Changes in unrecognized tax benefits	1,533	0.6 %
Income tax expense as reported	$ 52,366	21.9 %

_____

[(1)] State taxes in California, Pennsylvania, New York, Illinois, Georgia, Indiana, and Massachusetts made up the majority of the tax effect in this category.

The following table represents a reconciliation of income taxes computed at the federal statutory income tax rate of 21% to income tax expense as reported:

(in thousands)	Year ended December 31,	
	2024	2023
Income tax expense computed at federal statutory income tax rate	$ 52,430	$ 50,736
Foreign taxes, net of credits	(14,433)	(11,859)
Net adjustments for uncertain tax positions	1,943	1,010
State and local taxes	5,341	6,160
Nondeductible expenses	2,258	2,250
Valuation allowance	6,763	(110)
Tax credits	(6,486)	(5,214)
Miscellaneous other, net	9	20
Income tax expense as reported	$ 47,825	$ 42,993
Effective income tax rate	19.2 %	17.8 %

The components of net deferred tax assets (liabilities) were as follows:

(in thousands)	December 31, 2025	December 31, 2024
Deferred tax assets		
Compensation and benefits	$ 15,648	$ 13,683
Share-based compensation	8,657	8,354
Pension and other postretirement benefits	12,065	13,659
Inventories	19,297	19,170
R&D capitalization	61,994	60,261
Lease liability	36,447	21,288
Transaction costs	331	562
Nondeductible accruals and reserves	13,415	13,033
Miscellaneous	198	1,034
Net operating loss and other tax carryforwards	44,931	52,770
Gross deferred tax assets	212,983	203,814
Valuation allowance	(36,519)	(40,762)
Total deferred tax assets	176,464	163,052
Deferred tax liabilities		
Property, plant and equipment	(5,665)	(6,986)
Identifiable intangible assets	(102,949)	(94,563)
Right-of-use assets	(35,028)	(19,904)
Tax on unremitted earnings	(14,956)	(11,328)
Foreign exchange derivative instruments	(1,245)	(2,416)
Miscellaneous	(3,144)	(1,656)
Total deferred tax liabilities	(162,987)	(136,853)
Net deferred tax asset	$ 13,477	$ 26,199

Under U.S. tax law and regulations, certain changes in the ownership of the Company's shares can limit the annual utilization of tax attributes (tax loss and tax credit carryforwards) that were generated prior to such ownership changes. The annual limitation could affect the realizability of the Company's deferred tax assets recorded in the financial statement for its tax credit carryforwards because the carryforward periods have a finite duration. The 2016 initial public offering, and associated share transfers, resulted in significant changes in the composition of the ownership of the Company's shares. Based on its analysis of the change of ownership tax rules in conjunction with the estimated amount and source of its future earnings and related tax profile, the Company believes its existing U.S. tax attributes will be utilized prior to their expiration, with the exception of certain tax attributes for which the Company has established a valuation allowance.

As of December 31, 2025 and 2024, the Company had state net operating loss ("NOL") carryforwards of $54.6 million and $53.6 million, respectively. These NOL carryforwards will begin to expire in 2026. As of December 31, 2025 and 2024, the Company had foreign NOL carryforwards of $11.8 million and $32.6 million, respectively. These foreign NOL carryforwards will begin to expire in 2034. As of December 31, 2025 and 2024, the Company had U.S. foreign tax credit carryforwards of $27.8 million and $27.7 million, respectively. These U.S. foreign tax credits will begin to expire in 2028. As of December 31, 2025 and 2024, the Company had U.S. general business credit carryforwards of $4.1 million and $6.2 million, respectively. These U.S. general business credits will begin to expire in 2034. As of December 31, 2025 and 2024, the Company had state income tax credits of $10.9 million and $9.8 million, respectively. These state income tax credits will begin to expire in 2036.

Changes in the valuation allowance for deferred tax assets were as follows:

(in thousands)	December 31, 2025	December 31, 2024	December 31, 2023
Valuation allowance at beginning of year	$ 40,762	$ 33,999	$ 34,109
(Decreases) increases recorded to income tax provision	(4,243)	6,763	(110)
Valuation allowance at end of year	$ 36,519	$ 40,762	$ 33,999

The Company evaluates the realizability of its deferred tax assets based upon the weight of available positive and negative evidence. In assessing the realizability of these assets, the Company considered numerous factors including historical profitability, the character and estimated future taxable income, prudent and feasible tax planning strategies, and the industry in which it operates. The Company's conclusion was primarily driven by cumulative income in its respective tax jurisdictions as well as projections of future income driven by sustained profitability.

In 2025, the change in valuation allowance of $4.2 million is principally due to the deconsolidation of Lionscore as described in Note 8, as well as changes due to excess U.S. foreign tax credits arising from the Company's Japan branch operations and state tax attributes that the Company expects to expire unutilized. In 2024, the change in valuation allowance was principally due to losses incurred related to Lionscore (Note 24), excess U.S. foreign tax credits arising from the Company's Japan branch operations, and state tax attributes that the Company expects to expire unutilized. In 2023, the change in valuation allowance was principally due to excess U.S. foreign tax credits arising from its Japan branch operations and state tax attributes that the Company expects to expire unutilized.

The Company has determined that its undistributed earnings for most of its foreign subsidiaries are not permanently reinvested. The Company has provided for withholding taxes on all unremitted earnings that are not permanently reinvested, as required.

The Company's unrecognized tax benefits represent tax positions for which reserves have been established. The following table represents a reconciliation of the activity related to the unrecognized tax benefits, excluding accrued interest and penalties:

	December 31,		
(in thousands)	2025	2024	2023
Unrecognized tax benefits at beginning of year	$ 12,587	$ 10,782	$ 9,538
Gross additions - prior year tax positions	—	—	191
Gross additions - current year tax positions	1,715	1,965	1,229
Gross reductions - prior year tax positions	(568)	(160)	(176)
Unrecognized tax benefits at end of year	$ 13,734	$ 12,587	$ 10,782

As of December 31, 2025, 2024 and 2023, the unrecognized tax benefits of $13.7 million, $12.6 million and $10.8 million, respectively, would affect the Company's future effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes on the consolidated statements of operations. As of December 31, 2025, the Company recognized a liability of $0.6 million for interest and penalties. As of both December 31, 2024 and 2023, the Company recognized a liability of $0.2 million for interest and penalties, respectively. During the year ended December 31, 2025, the Company recognized income tax expense of $0.4 million related to interest and penalties as a component of income tax expense. During the years ended December 31, 2024 and 2023, the Company recognized an income tax expense of $0.2 million and an income tax benefit of $0.2 million related to interest and penalties as a component of income tax expense, respectively.

The Company and certain subsidiaries have tax years that remain open and are subject to examination by tax authorities in the following major taxing jurisdictions: United States for years after July 29, 2011, Japan for years after 2019, Korea for years after 2020 and the United Kingdom for years after 2023. The Company files income tax returns on a combined, unitary, or stand-alone basis in multiple state and local jurisdictions, which generally have statute of limitations from three to four years. Various state and local income tax returns, as well as certain international jurisdictions, are currently in the process of examination. These examinations are unlikely to result in any significant changes to the amounts of unrecognized tax benefits on the consolidated balance sheet as of December 31, 2025.

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act, which includes, among other provisions, changes to the U.S. corporate income tax system, including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Tax Cuts and Jobs Act of 2017. The legislation has multiple effective dates, with certain provisions effective in 2025 and others in future periods. The Company has completed its initial assessment of the enacted law and has included the impact of the enactment within its consolidated financial statements for the year ended December 31, 2025.

16. Common Stock

As of December 31, 2025 and 2024, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 500,000,000 shares of $0.001 par value common stock. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's shareholders. Common shareholders are entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding.

Dividends

The Company declared dividends per common share, including DERs (Note 17), during the periods presented as follows:

	Dividends per Common Share		Amount (in thousands)	
2025:				
Fourth Quarter	$	0.235	$	14,112
Third Quarter		0.235		14,388
Second Quarter		0.235		14,298
First Quarter		0.235		14,576
Total dividends declared in 2025	$	0.940	$	57,374
2024:				
Fourth Quarter	$	0.215	$	13,476
Third Quarter		0.215		13,787
Second Quarter		0.215		13,873
First Quarter		0.215		14,155
Total dividends declared in 2024	$	0.860	$	55,291
2023:				
Fourth Quarter	$	0.195	$	12,941
Third Quarter		0.195		13,098
Second Quarter		0.195		13,667
First Quarter		0.195		13,629
Total dividends declared in 2023	$	0.780	$	53,335

During the first quarter of 2026, the Company's board of directors declared a dividend of $0.255 per share of common stock to shareholders of record as of March 6, 2026, which is payable on March 20, 2026.

Share Repurchase Program

As of December 31, 2025, the board of directors had authorized the Company to repurchase up to $1.25 billion of its issued and outstanding common stock since the share repurchase program was established in 2018. This program will remain in effect until completed or until terminated by the board of directors. Share repurchases may be effected from time to time in open market or privately negotiated transactions, including transactions with affiliates, with the timing of purchases and the amount of stock purchased generally determined at the discretion of the Company consistent with the Company's general working capital needs and within the constraints of the 2025 Credit Agreement (Note 11).

On June 16, 2022, the Company entered into an agreement with Magnus Holdings Co., Ltd. ("Magnus") to purchase from Magnus an equal amount of its common stock as it purchases on the open market over the period of time from July 1, 2022 through January 13, 2023, up to an aggregate of $75.0 million, at the same weighted average per share price (the "2022 Agreement"). On August 30, 2022, the Company amended and restated the 2022 Agreement to increase the aggregate dollar amount of shares of its common stock that it would purchase from Magnus from $75.0 million to $100.0 million (the "Amended and Restated 2022 Agreement"). In relation to this agreement, the Company recorded a share repurchase liability of $92.6 million for 2,000,839 shares of common stock, which was included in accrued expenses and other liabilities and treasury stock on the consolidated balance sheet as of December 31, 2022. Between January 1, 2023 and January 13, 2023, the Company purchased an additional 167,689 shares of its common stock on the open market for an aggregate of $7.4 million, bringing the cumulative total open market purchases since the inception of the 2022 Agreement to $100.0 million. As a result, on January 23, 2023, the Company purchased 2,168,528 shares of its common stock from Magnus for an aggregate of $100.0 million, in satisfaction of its obligation under the Amended and Restated 2022 Agreement.

On June 9, 2023, the Company entered into an agreement with Magnus to purchase from Magnus an equal amount of its common stock as it purchases on the open market over the period of time from June 12, 2023 through October 27, 2023, up to an aggregate of $100.0 million, at the same weighted average per share price (the "2023 Agreement"). On November 3, 2023, the Company purchased 1,824,994 shares of its common stock from Magnus for an aggregate of $100.0 million in satisfaction of its obligation under the 2023 Agreement.

On March 14, 2024, the Company entered into an agreement with Magnus to purchase from Magnus an equal amount of its common stock as it purchases on the open market over the period of time from April 1, 2024 through June 28, 2024, up to an aggregate of $37.5 million, at the same weighted average per share price (the "March 2024 Agreement"). On July 10, 2024, the Company purchased 587,520 shares of its common stock from Magnus for an aggregate of $37.5 million in satisfaction of its obligation under the March 2024 Agreement.

On June 14, 2024, the Company entered into an agreement with Magnus to purchase from Magnus an equal amount of its common stock as it purchases on the open market over the period of time from July 1, 2024 through December 31, 2024, up to an aggregate of $62.5 million, at the same weighted average per share price (the "June 2024 Agreement"). In relation to this agreement, the Company recorded a share repurchase liability of $62.5 million for 935,907 shares of common stock, which was included in accrued expenses and other liabilities and treasury stock on the consolidated balance sheet as of December 31, 2024. On April 10, 2025, the Company purchased 935,907 shares of its common stock from Magnus for an aggregate of $62.5 million in satisfaction of its obligation under the June 2024 Agreement.

On December 17, 2024, the Company entered into a new agreement with Magnus to purchase from Magnus an equal amount of its common stock as it purchases on the open market over the period of time from January 2, 2025 through June 30, 2025, up to an aggregate of $62.5 million, at the same weighted average per share price (the "December 2024 Agreement"). On July 10, 2025, the Company purchased 953,406 shares of its common stock from Magnus for an aggregate of $62.5 million in satisfaction of its obligation under the December 2024 Agreement.

The Company's share repurchase activity for the periods presented was as follows:

(in thousands, except share and per share amounts)		Year ended December 31, 2025			2024			2023
Shares repurchased in the open market:								
Shares repurchased		1,244,337			2,070,660			2,492,883
Average price	$	69.53	$		65.34	$		53.13
Aggregate value [1]	$	86,515	$		135,301	$		132,437
Shares repurchased from Magnus:								
Shares repurchased		1,889,313			587,520			3,993,522
Average price [2]	$	66.17	$		63.82	$		50.08
Aggregate value [1]	$	125,009	$		37,498	$		200,002
Total shares repurchased:								
Shares repurchased		3,133,650			2,658,180			6,486,405
Average price	$	67.50	$		65.01	$		51.25
Aggregate value [1]	$	211,524	$		172,799	$		332,439

---

[1] Excludes $0.7 million, $1.1 million and $1.1 million of excise tax on share repurchases during the years ended December 31, 2025, 2024 and 2023 respectively, which was included in the cost basis of treasury stock acquired.

[2] In accordance with the share repurchase agreements, shares purchased from Magnus are accrued for at the same weighted average price as those purchased on the open market, as if the purchase from Magnus had occurred on the same day. As such, the average price of Magnus repurchases during any given period will differ from open market repurchases due to the settlement of the previously recorded share repurchase liability, as well as, open market purchases made after the completion of the Magnus Share repurchase agreements.

As of December 31, 2025, the Company had $240.7 million remaining under the current share repurchase authorization.

Common Stock Retirement

The Company records retirements of repurchased common stock, upon either formal or constructive retirement, at cost and allocates the excess of the repurchase price over the par value of shares acquired to both retained earnings and additional paid-in capital. The portion allocated to additional paid-in capital is calculated on a pro rata basis of the shares to be retired and the total shares issued and outstanding as of the date of retirement. When shares of common stock are retired, they are deducted from the number of shares issued.

During the years ended December 31, 2025, 2024 and 2023, the Company retired 3,133,650 shares, 2,658,180 shares and 13,377,991 shares, respectively, of its previously repurchased common stock with an aggregate repurchase price of $212.2 million, $173.9 million and $626.1 million, respectively.

17. Equity Incentive Plans

On June 2, 2025, the stockholders of the Company approved the Acushnet Holdings Corp. Amended and Restated 2015 Omnibus Incentive Plan (the "Amended and Restated 2015 Plan"). The Amended and Restated 2015 Plan increases the number of shares of common stock available for grant under the plan by 1,266,000 shares and extends the term of the plan through June 2, 2035. Under the Amended and Restated 2015 Plan, the Company may grant stock options, stock appreciation rights, restricted shares of common stock, restricted stock units ("RSUs"), performance stock units ("PSUs") and other share-based and cash-based awards to members of the board of directors, officers, employees, consultants and advisors of the Company. The Amended and Restated 2015 Plan is administered by the compensation committee (the "Administrator"). The Administrator has the authority to establish the terms and conditions of any award issued or granted under the Amended and Restated 2015 Plan. As of December 31, 2025, the only equity-based awards granted under the Amended and Restated 2015 Plan were RSUs and PSUs.

Restricted Stock and Performance Stock Units

RSUs granted to members of the board of directors vest immediately into shares of common stock. RSUs granted to the officers, employees, consultants and advisors of the Company vest in accordance with the terms of the grants, generally over three years, with one-third of each grant vesting annually, subject to the recipient's continued service to the Company. PSUs granted to Company officers and other employees vest based upon the Company's performance against specified metrics, generally over a three year performance period, subject to the recipient's continued service to the Company. At the end of the performance period, the number of shares of common stock that could be issued is determined based upon the Company's performance against these metrics. The number of shares that could be issued can range from 0% to 200% of the recipient's target award. Recipients of the awards granted under the Amended and Restated 2015 Plan may elect to defer receipt of all or any portion of any shares of common stock issuable upon vesting to a future date elected by the recipient.

All RSUs and PSUs granted under the Amended and Restated 2015 Plan have DERs, which entitle holders of RSUs and PSUs to the same dividend value per share as holders of common stock and can be paid in either cash or common stock. DERs are subject to the same vesting and other terms and conditions as the corresponding unvested RSUs and PSUs. DERs are paid when the underlying shares of common stock are delivered.

Each share issued with respect to RSUs and PSUs granted under the Amended and Restated 2015 Plan reduces the number of shares available for grant. RSUs and PSUs forfeited and shares withheld to satisfy tax withholding obligations increase the number of shares available for grant. As of December 31, 2025, there were 6,007,959 remaining shares of common stock reserved for issuance under the Amended and Restated 2015 Plan of which 3,239,562 remained available for future grants.

A summary of the Company's RSUs and PSUs as of December 31, 2025, 2024 and 2023 and changes during the years then ended is presented below:

	Number of RSUs		Weighted-Average Fair Value RSUs	Number of PSUs[5]		Weighted-Average Fair Value PSUs
Outstanding as of December 31, 2022	944,695	$	37.48	529,366	$	36.30
Granted	476,614		48.10	196,572		48.22
Vested [1][2]	(528,020)		31.87	(231,809)		25.80
Forfeited	(25,226)		46.85	(13,875)		42.33
Outstanding as of December 31, 2023	868,063	$	46.45	480,254	$	46.07
Granted	317,753		66.87	156,087		66.77
Vested [1][3]	(495,068)		46.51	(133,099)		45.36
Forfeited	(22,718)		38.27	(2,275)		56.40
Outstanding as of December 31, 2024	668,030	$	56.40	500,967	$	52.66
Granted	340,565		68.78	165,248		68.21
Vested [1][4]	(366,653)		52.66	(151,848)		43.96
Forfeited	(38,794)		65.40	(13,996)		66.67
Outstanding as of December 31, 2025	603,148	$	65.08	500,371	$	60.05

[1] Based upon the Company's level of achievement of the applicable performance metrics, the recipients of the 151,848, 133,099 and 231,809 PSUs vested during the year ended December 31, 2025, 2024 and 2023, respectively, were entitled to receive 196,795, 266,198 and 461,568 shares of common stock, respectively.

[2] Included 88,760 and 230,089 shares of common stock related to RSUs and PSUs, respectively, that were not delivered as of December 31, 2023. The aggregate fair value of RSUs vested was $25.6 million. The aggregate fair value of PSUs vested, as adjusted for the Company's achievement of the applicable performance metrics, was $22.5 million.

[3] Included 54,117 and 86,770 shares of common stock related to RSUs and PSUs, respectively, that were not delivered as of December 31, 2024. The aggregate fair value of RSUs vested was $32.2 million. The aggregate fair value of PSUs vested, as adjusted for the Company's achievement of the applicable performance metrics, was $17.8 million.

[4] Included 43,321 and 75,690 shares of common stock related to RSUs and PSUs, respectively, that were not delivered as of December 31, 2025. The aggregate fair value of RSUs vested was $24.1 million. The aggregate fair value of PSUs vested, as adjusted for the Company's achievement of the applicable performance metrics, was $12.9 million.

[5] Number of PSUs assume that 100% of the target level of performance was achieved.

Compensation expense recorded related to RSUs and PSUs in the consolidated statements of operations was as follows:

	Year ended December 31,		
(in thousands)	2025	2024	2023
RSUs	$ 20,394	$ 19,146	$ 17,055
PSUs	8,186	11,190	11,989

The remaining unrecognized compensation expense related to unvested RSUs and unvested PSUs granted was $21.8 million and $9.9 million, respectively, as of December 31, 2025 and is expected to be recognized over the related weighted average period of 1.4 years and 1.7 years, respectively.

A summary of shares of common stock issued related to the Amended and Restated 2015 Plan, including the impact of any DERs issued in common stock, is presented below:

| | Year ended December 31, 2025 | | Year ended December 31, 2024 | |
	RSUs	PSUs	RSUs	PSUs
Shares of common stock issued	340,236	123,909	479,760	219,823
Shares of common stock withheld by the Company as payment by employees in lieu of cash to satisfy tax withholding obligations	(118,845)	(54,369)	(160,291)	(95,814)
Net shares of common stock issued	221,391	69,540	319,469	124,009
Cumulative undelivered shares of common stock	508,628	544,215	480,608	471,078

Compensation Expense

The allocation of share-based compensation expense in the consolidated statements of operations was as follows:

| (in thousands) | Year ended December 31, | | |
	2025	2024	2023
Cost of goods sold	$ 1,917	$ 1,748	$ 1,724
Selling, general and administrative	25,015	27,466	26,182
Research and development	1,648	1,578	1,803
Total compensation expense before income tax	28,580	30,792	29,709
Income tax benefit	4,677	5,416	5,126
Total compensation expense, net of income tax	$ 23,903	$ 25,376	$ 24,583

18. Accumulated Other Comprehensive Loss, Net of Tax

Accumulated other comprehensive loss, net of tax consists of foreign currency translation adjustments (Note 2), unrealized gains and losses from derivative instruments designated as cash flow hedges (Note 12) and pension and other postretirement adjustments (Note 14).

The components of and changes in accumulated other comprehensive loss, net of tax, were as follows:

(in thousands)	Foreign Currency Translation	Foreign Exchange Derivative Instruments	Interest Rate Swap Derivative Instruments	Pension and Other Postretirement	Accumulated Other Comprehensive Loss, Net of Tax
Balances as of December 31, 2023	$ (95,425)	$ 3,929	$ 227	$ (13,080)	$ (104,349)
Other comprehensive (loss) income before reclassifications	(28,072)	12,118	575	(10,129)	(25,508)
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	(11,414)	(872)	(838)	(13,124)
Tax benefit	—	139	72	2,455	2,666
Balances as of December 31, 2024	$ (123,497)	$ 4,772	$ 2	$ (21,592)	$ (140,315)
Other comprehensive income (loss) before reclassifications	20,964	(3,835)	—	79	17,208
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	(2,464)	(3)	1,612	(855)
Tax benefit (expense)	—	2,012	1	(332)	1,681
Balances as of December 31, 2025	$ (102,533)	$ 485	$ —	$ (20,233)	$ (122,281)

19. Interest Expense, Net and Other (Income) Expense, Net

The components of interest expense, net were as follows:

(in thousands)	Year ended December 31,		
	2025	2024	2023
Interest expense [1]	$ 59,407	$ 54,711	$ 43,630
Gain on interest rate swap	(3)	(872)	(690)
Interest income	(1,116)	(1,202)	(1,652)
Total interest expense, net	$ 58,288	$ 52,637	$ 41,288

_____

[1] Interest expense is net of capitalized interest of $2.0 million for the year ended December 31, 2025.

The components of other (income) expense, net were as follows:

(in thousands)	Year ended December 31,		
	2025	2024	2023
Gain on deconsolidation of VIE (Note 8)	$ (20,887)	$ —	$ —
Loss from equity method investment	1,113	—	—
Non-service cost component of net periodic benefit cost	5,342	2,998	3,327
Other income	(924)	(1,040)	(910)
Total other (income) expense, net	$ (15,356)	$ 1,958	$ 2,417

20. Net Income per Common Share

The following is a computation of basic and diluted net income per common share attributable to Acushnet Holdings Corp.:

(in thousands, except share and per share amounts)	Year ended December 31,		
	2025	2024	2023
Net income attributable to Acushnet Holdings Corp.	$ 188,545	$ 214,298	$ 198,429
Weighted average number of common shares:			
Basic	60,299,145	63,345,806	67,063,933
RSUs	171,866	224,058	311,992
PSUs	97,041	78,374	141,180
Diluted	60,568,052	63,648,238	67,517,105
Net income per common share attributable to Acushnet Holdings Corp.:			
Basic	$ 3.13	$ 3.38	$ 2.96
Diluted	$ 3.11	$ 3.37	$ 2.94

Net income per common share attributable to Acushnet Holdings Corp. was calculated using the treasury stock method.

The Company's potential dilutive securities for the years ended December 31, 2025, 2024 and 2023 include RSUs and PSUs. PSUs vest based upon achievement of performance targets and are excluded from the diluted shares outstanding unless the performance targets have been met as of the end of the applicable reporting period regardless of whether such performance targets are probable of achievement. During each of 2025, 2024 and 2023, the minimum performance target was achieved relating to certain PSUs and as a result, these PSUs have been included in diluted shares outstanding for the years ended December 31, 2025, 2024 and 2023.

The following securities have been excluded from the calculation of diluted weighted-average common shares outstanding as their impact was determined to be anti-dilutive:

	Year ended December 31,		
	2025	**2024**	**2023**
RSUs	122,994	161,217	66,590

21. Segment Information

The Company's operating segments are based on how the CODM, the Company's President and Chief Executive Officer, makes decisions about assessing performance and allocating resources. The Company has three reportable segments: (i) Titleist golf equipment, (ii) FootJoy golf wear and (iii) Golf gear. Titleist golf equipment includes Titleist and Pinnacle branded golf balls; PG Golf recycled golf balls; Titleist branded golf clubs including drivers, fairways, hybrids and irons; Vokey Design wedges; Scotty Cameron putters and Titleist Performance Institute. FootJoy golf wear includes FootJoy branded golf shoes, golf gloves, golf outerwear and golf apparel. Golf gear includes Titleist branded golf bags, headwear, golf gloves, travel gear and other golf accessories, as well as Club Glove travel products and Links & Kings luxury leather golf goods.

The CODM primarily uses segment operating income (loss) to evaluate the effectiveness of business strategies, assess segment operating performance and make decisions regarding costs to incur across the business. Segment operating income (loss) includes directly attributable expenses and certain shared costs of corporate administration that are allocated to the operating segments, but excludes certain other costs, such as interest expense, net; restructuring costs; the non-service cost component of net periodic benefit cost; transaction fees; as well as other items that are not allocated to the reportable segments. The CODM does not evaluate a measure of assets when assessing performance.

Results shown for the years ended December 31, 2025, 2024 and 2023 are not necessarily those which would be achieved if each segment was an unaffiliated business enterprise. There are no material intersegment transactions.

Information by reportable segment and a reconciliation to reported amounts are as follows:

	Year ended December 31, 2025					
(in thousands)	**Titleist Golf Equipment**	**FootJoy Golf Wear**	**Golf Gear**	**Total Reportable Segments**	**Other [1]**	**Total Consolidated**
Net sales	$ 1,596,243	$ 569,908	$ 244,948	$ 2,411,099	$ 147,631	$ 2,558,730
Segment expenses:						
Cost of goods sold	789,578	343,393	142,364	1,275,335		
Advertising and promotion	181,973	49,050	14,200	245,223		
Research and development	66,914	4,926	2,789	74,629		
Selling, general and administrative	305,112	143,830	47,311	496,253		
Other segment items [2]	7,742	223	2,594	10,559		
Restructuring costs [3]	—	—	—	—	16,824	
Other expenses	—	—	—	—	140,479	
Total operating income	244,924	28,486	35,690	309,100	(9,672)	299,428
Reconciling items:						
Interest expense, net (Note 19)						(58,288)
Loss on debt extinguishment (Note 11)						(16,970)
Non-service cost component of net periodic benefit cost						(5,342)
Other [4]						20,698
Total income before income tax						$ 239,526

---

[1] Amounts represent operating segments that do not meet the quantitative thresholds to be a reportable segment, as well as unallocated corporate expenses. These non-reportable segments include two premium performance apparel businesses.

[2] Other segment items include identifiable intangible asset amortization expense.

[3] Restructuring costs primarily relate to the VBR program (Note 24).

[4] Other includes a non-cash gain on deconsolidation of $20.9 million related to Lionscore (Note 8).

Information by reportable segment and a reconciliation to reported amounts are as follows:

(in thousands)	Titleist Golf Equipment	FootJoy Golf Wear	Golf Gear	Total Reportable Segments	Other [1]	Total Consolidated
Year ended December 31, 2024						
Net sales	$ 1,507,817	$ 574,560	$ 232,141	$ 2,314,518	$ 142,573	$ 2,457,091
Segment expenses:						
Cost of goods sold	711,544	352,225	142,870	1,206,639		
Advertising and promotion	170,604	50,016	13,259	233,879		
Research and development	59,534	4,338	2,218	66,090		
Selling, general and administrative	282,408	142,741	45,399	470,548		
Other segment items [2]	9,801	221	2,594	12,616		
Restructuring costs [3]	—	—	—	—	18,549	
Other expenses	—	—	—	—	144,508	
Total operating income	273,926	25,019	25,801	324,746	(20,484)	304,262
Reconciling items:						
Interest expense, net (Note 19)						(52,637)
Non-service cost component of net periodic benefit cost						(2,998)
Other						1,040
Total income before income tax						$ 249,667

———————————

[1] Amounts represent operating segments that do not meet the quantitative thresholds to be a reportable segment, as well as unallocated corporate expenses. These non-reportable segments include two premium performance apparel businesses.

[2] Other segment items include identifiable intangible asset amortization expense.

[3] Restructuring costs primarily relate to Lionscore (Note 24).

Information by reportable segment and a reconciliation to reported amounts are as follows:

(in thousands)	Titleist Golf Equipment	FootJoy Golf Wear	Golf Gear	Total Reportable Segments	Other [1]	Total Consolidated
Year ended December 31, 2023						
Net sales	$ 1,420,369	$ 590,039	$ 222,566	$ 2,232,974	$ 149,021	$ 2,381,995
Segment expenses:						
Cost of goods sold	679,226	373,326	143,849	1,196,401		
Advertising and promotion	160,464	50,384	12,079	222,927		
Research and development	57,118	4,063	1,835	63,016		
Selling, general and administrative	262,558	144,234	42,902	449,694		
Other segment items [2]	10,196	223	2,384	12,803		
Restructuring costs					705	
Other expenses					151,144	
Total operating income	250,807	17,809	19,517	288,133	(2,828)	285,305
Reconciling items:						
Interest expense, net (Note 19)						(41,288)
Non-service cost component of net periodic benefit cost						(3,327)
Other						910
Total income before income tax						$ 241,600

———————————

[1] Amounts represent operating segments that do not meet the quantitative thresholds to be a reportable segment, as well as unallocated corporate expenses. These non-reportable segments include two premium performance apparel businesses.

[2] Other segment items include identifiable intangible asset amortization expense.

Other segment disclosures are as follows:

(in thousands)	Year ended December 31,					
		2025		2024		2023
Depreciation and amortization						
Titleist golf equipment	$	38,935	$	39,514	$	36,549
FootJoy golf wear		8,048		7,978		7,613
Golf gear		5,486		5,470		4,410
Share based compensation						
Titleist golf equipment	$	18,926	$	19,483	$	18,417
FootJoy golf wear		6,921		7,844		7,633
Golf gear		2,723		2,989		3,003

Information as to the Company's operations in different geographic regions is presented below. Net sales are categorized based on the location in which the sale originates.

(in thousands)	Year ended December 31,					
		2025		2024		2023
Net sales						
United States	$	1,523,290	$	1,446,785	$	1,350,006
EMEA [1]		356,842		320,901		314,655
Japan		131,079		133,979		149,425
Korea		275,517		290,979		301,815
Rest of World		272,002		264,447		266,094
Total net sales	$	2,558,730	$	2,457,091	$	2,381,995

---

[1] Europe, the Middle East and Africa ("EMEA")

Long-lived assets (property, plant and equipment, net) categorized based on their location of domicile are as follows:

(in thousands)	December 31,			
		2025		2024
Long-lived assets				
United States	$	271,586	$	237,097
EMEA		16,227		13,964
Japan		4,770		4,961
Korea		7,368		6,981
Rest of World [1]		56,624		62,744
Total long-lived assets	$	356,575	$	325,747

---

[1] Includes manufacturing facilities in Thailand with long-lived assets of $52.1 million and $51.1 million as of December 31, 2025 and 2024, respectively.

22. Supplemental Disclosure of Cash Flows Information

Supplemental disclosure of cash flows information is as follows:

(in thousands)	Year ended December 31,					
		2025		2024		2023
Supplemental disclosure of cash flow information:						
Cash paid for interest	$	60,212	$	53,449	$	36,391
Cash paid for income taxes		37,178		49,436		33,619
Supplemental disclosure of non-cash information:						
Purchases of property, plant and equipment, accrued not paid		9,035		2,327		2,145
Additions to right-of-use assets obtained in exchange for operating lease obligations		71,136		10,439		51,825
Additions to right-of-use assets obtained in exchange for finance lease obligations		209		434		944
DERs, declared not paid		1,976		1,989		1,971
Contingent consideration (Note 8)		—		342		—
Share repurchase liability (Note 16)		—		62,500		—

Disaggregation of cash paid for income taxes paid is as follows:

(in thousands)	Year ended December 31, 2025	
Supplemental disclosure of cash flow information - cash paid for income taxes (net of refunds) - disaggregated [1]		
United States - federal	$	3,204
United States - state		4,011
Foreign		
Republic of Korea		12,245
United Kingdom		5,032
Thailand		4,574
Canada		2,777
Australia		2,265
Other		3,070
Total foreign		29,963
Cash paid for income taxes (net of refunds)	$	37,178

---

[1] Disaggregated in accordance with ASU 2023-09, which was adopted prospectively in 2025 (Note 2).

See Note 4 for disclosure of supplemental cash flow information related to the Company's leases. See Note 2 for disclosure of supplemental non-cash information related to the redeemable non-controlling interest redemption value adjustment. See Note 16 for disclosure of supplemental non-cash information related to the excise tax on share repurchases.

23. Commitments and Contingencies

Litigation

The Company and its subsidiaries are party to various legal proceedings associated with the normal conduct of their businesses and operations. When a loss related to a legal proceeding is probable and reasonably estimable, the Company accrues its best estimate for the ultimate resolution of the matter. While it is not possible to predict the outcome of any of these matters, the Company does not believe any currently pending legal matters will have a material adverse impact on the Company's results of operations, financial position or cash flows. Actual outcomes may differ from those expected and could have a material effect on the Company's financial position, results of operations or cash flows in a future period.

24. Restructuring Costs

Voluntary Bridge to Retirement

During the second quarter of 2025, the Company initiated a VBR program to reduce operating costs and bridge certain long-tenured eligible employees to retirement. As part of this program, eligible employees were offered severance in the form of salary and benefit continuation.

The activity related to the VBR program was as follows:

(in thousands)	December 31, 2025
Balance at beginning of period	$ —
Provision	13,687
Payments	(3,832)
Balance at end of period	$ 9,855

The provision for costs associated with the VBR program was included in selling, general and administrative on the consolidated statement of operations. The total costs associated with the VBR program was $13.7 million. There are no further material costs expected to be incurred in relation to the VBR program. Payments are expected to continue through the first half of 2027.

The VBR program liabilities recognized on the consolidated balance sheet were as follows:

(in thousands)	December 31, 2025
Accrued expenses and other liabilities	$ 9,033
Other noncurrent liabilities	822

Lionscore

During the first quarter of 2024, Lionscore approved a plan to permanently close certain production lines at its FDL factory in Fuzhou, China and involuntarily separate certain direct and indirect manufacturing employees, as footwear production volume was shifted to a third-party supplier in Vietnam affiliated with the Company's Lionscore joint venture partner. The remaining direct and indirect manufacturing employees at the FDL factory continued to service the remaining production lines. During the fourth quarter of 2024, Lionscore approved an additional plan to permanently cease manufacturing at the FDL factory, including all remaining production lines, in the first quarter of 2025 and to shift the remaining footwear production volume to the aforementioned third-party supplier in Vietnam. As a result, Lionscore involuntarily separated substantially all of the remaining employees of the FDL factory during the first quarter of 2025.

The activity related to these plans was as follows:

(in thousands)	December 31,	
	2025	2024
Balance at beginning of period	$ 12,431	$ —
Provision	—	18,000
Payments	(5,439)	(5,569)
Deconsolidation of VIE (Note 8)	(6,992)	—
Balance at end of period	$ —	$ 12,431

The provision for involuntary employee termination costs associated with these restructuring plans was included in selling, general and administrative on the consolidated statement of operations. The total employee termination costs associated with these restructuring plans were $18.0 million. There are no further costs expected to be incurred in relation to these restructuring plans. The liabilities for involuntary employee termination costs associated with these restructuring plans were included within accrued expenses and other liabilities on the consolidated balance sheet as of December 31, 2024. See Note 8 for further information.

DIRECTORS AND OFFICERS

Board of Directors

Yoon Soo (Gene) Yoon, Chairman
Honorary Chairman,
Misto Holdings Corp.

Leanne Cunningham
Executive Vice President,
Chief Financial Officer,
Brown-Forman Corporation

Gregory Hewett
Principal,
GH Consulting LLC

Ho Yeon (Aaron) Lee
Chief Financial Officer,
Misto Holdings Corp.

David Maher
President and Chief Executive Officer,
Acushnet Holdings Corp.

Jan Singer
Former Chief Executive Officer,
J. Crew Group, Inc.

Steven Tishman
Managing Director,
Houlihan Lokey

Keun Chang (Kevin) Yoon
President and Chief Executive Officer,
Misto Holdings Corp.

Senior Corporate Officers

David Maher
President and
Chief Executive Officer

Mary Lou Bohn
President,
Titleist Golf Balls

Steven Pelisek
President,
Titleist Golf Clubs

John Duke, Jr.
President,
Golf Gear

Christopher Lindner
President,
FootJoy

Sean Sullivan
Executive Vice President,
Chief Financial Officer

Tessa Judge
Executive Vice President, Chief Legal
Officer and Corporate Secretary

Brendan Reidy
Executive Vice President,
Chief People Officer

Roger Czuchra
Executive Vice President,
Chief Technology and
Digital Officer

Nicholas Mohamed
Vice President, Corporate Controller
and Principal Accounting Officer

....

CORPORATE INFORMATION

Corporate Headquarters
333 Bridge Street
Fairhaven, MA 02719
Tel: 800-225-8500
www.acushnetholdingscorp.com

Stock Exchange Information
NYSE Ticker Symbol: GOLF

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 505000
Louisville, KY 40233

Annual Meeting
The Annual Meeting of Stockholders
will be held on June 8, 2026.

Investor Information
Individual stockholders, security
analysts, portfolio managers and
other institutional investors seeking
information about the Company
should contact Acushnet Holdings
Corp. Investor Relations by email
at IR@acushnetgolf.com.

ACUSHNET HOLDINGS CORP.

333 Bridge St.
Fairhaven, MA 02719















